hannover **re**®

03 APR 16 AM 7:21


03050070

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

14 April 2003

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Press Release: Excellent results despite extremely unfavourable development of capital markets. The printed versions (German/English) of our Annual Report will follow as soon as they become available.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Dr. Lutz Köhler

Iris Garbers

Enclosures

hannover re®

PRESS RELEASE

Excellent result despite extremely unfavourable development of capital markets

- **Above-average premium growth (8% gross, 18% net; property and casualty reinsurance 22%, program business 71% for net account)**
- **Highest operating profit in company history**
- **Return on equity > 15%**
- **Dividend yield > 4%**

Hannover, 14 April 2003: In its 2002 group financial statements Hannover Re followed up on the outstanding results of the years prior to 2001. As reported by Wilhelm Zeller, Chairman of the Executive Board, at the press briefing on the annual results in Hannover, Hannover Re was able to post the best result achieved by the company in operating terms since it was first established. As Mr. Zeller emphasised: "This is all the more remarkable given the fact that 2002 was an extremely difficult year overall". Net income in the year under review totalled 267.2 million euro, or 2.75 euro a share (previous year: 11.1 million euro, or 11 cents a share). All four business groups made positive contributions to this performance.

With the exception of financial reinsurance – which in the previous year was influenced by extraordinary factors – the total premium volume was significantly increased. Following a strong surge in the previous year Hannover Re's gross premium income grew by a somewhat less vigorous 8.3% in the year under review to 12.5 billion euro (previous year: 11.5 billion euro). Had it not been for the rise of the euro, especially against the US dollar, another double-digit increase of 12.6% would have been recorded. Net premiums earned climbed by 18.4% to 7.7 billion euro (previous year: 6.5 billion euro) due to the higher level of retained premiums.

In **property and casualty reinsurance** the market was characterised by significant rate increases and improvements in terms and conditions. "Hannover Re's strategy in cyclical business groups is to expand its market share only during "hard" market phases", explained Mr. Zeller, adding: "We were therefore quick to pro-actively exploit the favourable market conditions and systematically enlarged our market share with a strict profit orientation". Gross written premiums were boosted by a further 21.9% to 6.0 billion euro (previous year: 4.9 billion euro). Premium growth in property and casualty reinsurance was similarly hampered by the weakness of the US dollar. Had it not been for this currency effect, gross premium income would have

risen by as much as 25.8%. Net premiums earned increased by 17.2% to 3.5 billion euro (previous year: 3.0 billion euro).

The profitability of the business is borne out by the underwriting result, which – with a profit of EUR 130.8 million – returned to the black for the first time since 1995. In the previous year, by contrast, Hannover Re had booked an underwriting loss of 481.3 million euro owing to the losses associated with the attacks on the World Trade Center in New York. Accounting for 5 percentage points of the loss ratio, the net burden of catastrophe losses in the year under review was in line with the multi-year average. The largest single loss event was the disastrous flooding in central Europe, which produced a net burden of 69.7 million euro. A remarkably low combined ratio of 96.3% was achieved despite the catastrophe losses. This impressively bears out the quality of the business. For the fourth quarter the combined ratio was negative due to a systematically applied conservative reserving policy and an increased loss incidence towards the end of the year. Unlike many of its competitors, Hannover Re is not compelled to contend with the sins of the past and therefore had no need to constitute any additional reserves for prior losses under US liability business.

Although the capital market situation had a particularly adverse effect in property and casualty reinsurance – especially in the fourth quarter of 2002 –, it was still possible to generate a gratifying operating result (EBIT) of 305.6 million euro (previous year: -40.5 million euro). Net income amounted to 154.1 million euro, or 1.59 euro a share, compared with a net loss of 75.5 million euro, or -75 cents a share.

The **life and health reinsurance** business group also asserted its position well in a similarly favourable environment. Gross premium income including premium deposits of 255.7 million euro for unit-linked life and annuity products, which under US GAAP are not recognised as premiums, grew by 2.5% to 2.7 billion euro. Gross premiums would have grown by as much as 8.2% had exchange rates held stable. As anticipated, the volume of business in life and health reinsurance was especially high in the fourth quarter. Indeed, 35% of the total gross premium income for the year was booked in this quarter alone. Net premiums earned – excluding premium deposits – increased by 23.1% in 2002 owing to the fact that a significantly smaller portion of the business was retroceded. Growth impetus in life and health reinsurance derived primarily from Germany, the other European markets (e.g. the United Kingdom) and Asia. The German market's hopes of success with the partial privatisation of old-age provision – the so-called "Riester" pension – were not fulfilled, although a modest upturn was observed in the second half of the year. The operating result (EBIT) contracted slightly by 4% year-on-year to 48.5 million euro. Net income, however, grew by 29.1% to 30.0 million euro, or 31 cents a share (previous year: 24 cents).

Financial reinsurance developed according to plan in 2002. Hannover Re ranks among the three largest providers of

alternative reinsurance solutions. In the year under review, however, gross premiums declined to 1.2 billion euro (previous year: 1.7 billion euro). When making comparisons with the previous year (-28.6%), it should nevertheless be borne in mind that – as an after-effect of the losses of 11 September 2001 – considerable additional premiums were booked due to experience-based contracts. These were not, of course, repeated in the year under review. The decline in gross premium income would have been 3 percentage points smaller had exchange rates remained stable. In financial reinsurance the fourth quarter, as expected, generated particularly substantial premium income: 41.0% of the total volume, or 510.0 million euro, was attributable to this quarter. Unlike in the previous year, the business was retained in full; net premiums earned were roughly on a par with the previous year at 1.2 billion euro. The operating result (EBIT) declined to 47.8 million euro (-27.2%). Net income contracted by 12.9% to 39.7 million euro, or 41 cents a share (previous year: 47 cents a share).

Mr. Zeller expressed considerable satisfaction with the development of **program business**. "Following the restructuring measures and organisational changes made by the new management of Clarendon Insurance Group, New York, we are back on a successful track here". Clarendon significantly increased its premium volume and result. The gross premium income generated by all companies transacting program business within the Hannover Re Group climbed by 11.1% to 2.7 billion euro. Growth would have been another 6.3 percentage points higher if exchange rates had remained stable. Net premiums earned rose by 71.3% to 833.0 million euro owing to a sharply higher level of retained premiums. The underwriting result was boosted by 29.3% to 51.9 million euro. The combined ratio of 93.8% was gratifyingly low. Investment income also climbed sharply due to the higher retention. In the fourth quarter alone it almost doubled compared to the preceding quarter. The operating result (EBIT) increased to 69.0 million euro (previous year: 33.6 million a share). The net income generated from program business amounted to 43.3 million euro, or 45 cents a share (previous year: 17.8 million euro, or 18 cents a share).

Despite the extremely difficult state of the capital markets Hannover Re recorded **net investment income** on a par with the previous year. Ordinary investment income profited from another rise in the deposit interest booked in the life/health and financial reinsurance groups. In addition, the decline in interest rate levels was offset by the growth in the investment portfolio. The downward slide on equity markets adversely impacted the investment performance. Write-offs on investments totalled 207.0 million euro, of which 164.6 million euro was attributable to equities. Due to the low equity allocation maintained by Hannover Re throughout the year – it stood at just 5.7% as at year-end – and thanks to the high quality of the portfolio of fixed-income securities, write-offs and losses on disposals were kept within bounds. Overall, net investment income closed the year at 928.4 million euro, a slight decline of 1.8%. Hannover Re was particularly satisfied that, despite the difficult capital market

conditions, it was able to increase the balance of unrealised gains and losses by 92.9 million euro to 143.3 million euro as at year-end.

The **operating result** (EBIT) of the Hannover Re Group grew to 470.9 million euro in the year under review (previous year: 109.2 million euro), an outstanding achievement in view of the charges from write-offs on equities. After increased tax expenditure of 131.2 million euro it was possible to generate **net income** of 267.2 million euro, or 2.75 euro a share (previous year: 11.1 million euro, or 11 cents a share).

Having omitted to pay a dividend in the previous year due to the losses associated with the terrorist attacks of 11 September, Hannover Re is resuming its accustomed dividend policy. "We shall propose to the Annual General Meeting that the operating profit of the parent company be distributed in full to the shareholders", explained Mr. Zeller. "We propose that the book profit arising out of the transfer of the shares in E+S Rück to an intermediate holding company should be allocated to additional paid-in capital in order to reinforce our financial strength."

Outlook for 2003

In **property and casualty reinsurance** the markets continue to offer very good profit opportunities. In the treaty renewals as at 1 January 2003 – the date on which around two-thirds of our treaties are renegotiated – it was possible to obtain broad-based rate increases and improvements in terms and conditions. In certain segments, however, early signs of softening can already be detected, e.g. in aviation. Hannover Re has already slightly reduced its involvement in such lines. As Mr. Zeller concluded: "All in all, after the sharp increases over the past two years, our growth in property and casualty reinsurance will be considerably more restrained. Given a normal burden of losses, it is our assumption that the performance of this business group will again be very good in 2003."

The favourable development of **life and health reinsurance** is also expected to be sustained. Unit-linked life and annuity products will be able to consolidate their sizeable market share despite the adverse movements on equity markets. In addition to portfolio enlargement in Germany and other European markets, Asia is expected to provide further growth impetus. Assuming a normal underwriting experience, the profit contribution is expected to be highly favourable.

Financial reinsurance is likely to see rising demand for individually tailored solutions to clients' problems. Even though premium growth is less vigorous than in recent years, Hannover Re expects premiums in this business group to increase and it anticipates a result at least on a par with the previous year.

Program business will also continue its positive development. As Mr. Zeller stressed: "We shall press ahead purposefully with the reorientation of Clarendon and attach the highest priority to

the profitability of the business". What is more, the two other companies writing program business within the Hannover Re Group, namely Inter Hannover in London and Compass Insurance in South Africa, are continually expanding their markets in Europe and South Africa. Overall, renewed growth in results should be possible.

In the current economic climate it is particularly difficult to make forecasts about the **net investment income**. In the light of the uncertain state of the stock markets Hannover Re will maintain its low equity allocation. Mr. Zeller emphasised: "In view of the extremely difficult situation currently prevailing on the capital markets, we feel vindicated in our defensive investment policy and are well-positioned for the current financial year".

Taking into account all the expectations regarding the development of the various business groups, assuming a loss experience within normal parameters and provided there are no further adverse surprises on the capital markets, another increase in profitability should be attainable in 2003.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

Hannover Re, *with gross premiums of 12.5 bn. euro, is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have each awarded Hannover Re their second-highest rating (Standard & Poor's AA "Very Strong" and A.M. Best A+ "Superior").*

Key Figures of the Hannover Re Group (US GAAP basis)

in m. EUR	2002 1 - 3 Q	2002 4 Q	2002 Total	Change	2001 Total
Hannover Re Group					
Gross written premiums	9,128	3,335	12,463	8.3%	11,507
Net premiums earned	5,333	2,356	7,688	18.4%	6,496
Net underwriting result	(95)	(216)	(311)	64.6%	(878)
Net investment income	574	354	928	(1.8%)	946
Operating profit/loss (EBIT)	352	119	471	331.1%	109
Net income	208	59	267		11
Earnings per share in EUR*	2.14	0.61	2.75		0.11
Retention ratio	66.8%	61.1%	65.3%		61.7%
Property/Casualty R/I					
Gross written premiums	4,783	1,237	6,020	21.9%	4,938
Net premiums earned	2,867	635	3,502	17.2%	2,989
Net underwriting result	139	(9)	131	127.2%	(481)
Operating profit/loss (EBIT)	238	68	306	853.7%	(41)
Net income	134	20	154	304.1%	(76)
Earnings per share in EUR*	1.38	0.21	1.59	312.0%	(0.75)
Retention ratio	69.0%	38.4%	62.7%		67.8%
Combined ratio	95.1%	101.4%	96.3%		116.1%
Life/Health R/I					
Gross written premiums	1,614	857	2,472	4.2%	2,371
Net premiums earned	1,370	772	2,142	23.1%	1,740
Operating profit/loss (EBIT)	26	22	48	(4.0%)	50
Net income	18	12	30	29.1%	23
Earnings per share in EUR*	0.19	0.12	0.31	29.2%	0.24
Retention ratio	85.5%	89.7%	86.9%		73.7%
Financial R/I					
Gross written premiums	733	510	1,243	(28.6%)	1,741
Net premiums earned	516	695	1,211	(5.4%)	1,280
Operating profit/loss (EBIT)	40	8	48	(27.2%)	66
Net income	30	10	40	(12.9%)	46
Earnings per share in EUR*	0.31	0.10	0.41	(8.9%)	0.47
Retention ratio	91.8%	100.1%	95.2%		76.4%
Program Business					
Gross written premiums	1,999	730	2,729	11.1%	2,457
Net premiums earned	579	254	833	71.3%	486
Net underwriting result	41	11	52	29.3%	40
Operating profit/loss (EBIT)	48	21	69	105.5%	34
Net income	25	18	43	143.2%	18
Earnings per share in EUR*	0.26	0.19	0.45	150.0%	0.18
Retention ratio	37.5%	38.6%	37.8%		27.4%
Combined ratio	92.9%	95.9%	93.8%		91.7%

* Figures have been adjusted to the 3-for-1 share split in July 2002

hannover **rück**

PRESSE INFORMATION

Hervorragendes Ergebnis trotz äußerst negativer Kapitalmarktentwicklung

- **Überdurchschnittliches Prämienwachstum (8 % brutto, 18 % netto; Schaden-Rückversicherung 22 %, Programmgeschäft netto 71 %)**
- **Höchstes operatives Ergebnis seit Unternehmensgründung**
- **Eigenkapitalrendite > 15 %**
- **Dividendenrendite > 4 %**

Hannover, 14. April 2003: Mit dem Konzernabschluss 2002 hat die Hannover Rück an die hervorragenden Ergebnisse der Jahre vor 2001 angeknüpft. Wie der Vorstandsvorsitzende Wilhelm Zeller anlässlich der Bilanz-Pressekonferenz in Hannover mitteilte, habe man in operativer Hinsicht das beste Ergebnis seit Bestehen der Hannover Rück vorlegen können. „Dies ist umso bemerkenswerter, als 2002 insgesamt ein äußerst schwieriges Jahr war", betonte Zeller. Der Jahresüberschuss beträgt im Berichtsjahr 267,2 Mio. EUR (Vj. 11,1 Mio. EUR), der Gewinn je Aktie 2,75 EUR (0,11 EUR). Alle vier Geschäftsfelder haben hierzu positiv beigetragen.

Mit Ausnahme der Finanz-Rückversicherung – die im Vorjahr durch Sondereffekte geprägt war – konnte das Gesamt-Prämienvolumen deutlich gesteigert werden. Nach dem kräftigen Zuwachs im Vorjahr wuchs die Bruttoprämie der Hannover Rück-Gruppe im Berichtsjahr mit 8,3 % nicht mehr ganz so stürmisch auf 12,5 Mrd. EUR (11,5 Mrd. EUR) an. Ohne die Erstarkung des Euro, insbesondere gegenüber dem US-Dollar, wäre die Steigerung mit 12,6 % erneut zweistellig gewesen. Die verdiente Nettoprämie erhöhte sich auf Grund eines gestiegenen Selbstbehalts um 18,4 % auf 7,7 Mrd. EUR (6,5 Mrd. EUR).

In der **Schaden-Rückversicherung** war der Markt von deutlichen Ratenerhöhungen und Verbesserungen der Konditionen geprägt. „Es ist Strategie der Hannover Rück, in zyklischen Geschäftsfeldern den Marktanteil nur im „harten" Markt auszubauen", betonte Zeller. „Folglich haben wir die guten Marktbedingungen frühzeitig proaktiv genutzt und unseren Marktanteil zielstrebig und gewinnorientiert ausgeweitet". Die gebuchte Bruttoprämie konnte erneut um 21,9 % auf 6,0 Mrd. EUR (4,9 Mrd. EUR) gesteigert werden. Auch in der Schaden-Rückversicherung wirkte sich die Schwäche des Dollars dämpfend auf die Prämie aus. Ohne diesen Währungskurseffekt wäre die Bruttoprämie sogar um 25,8 % gestiegen. Die verdiente Nettoprämie wuchs um 17,2 % auf 3,5 Mrd. EUR (3,0 Mrd. EUR).

Wie profitabel das Geschäft ist, zeigt sich am versicherungstechnischen Ergebnis, das erstmals seit 1995 wieder mit einem Gewinn (130,8 Mio. EUR) abschloss. Im Vorjahr musste die Hannover Rück dagegen auf Grund der Schäden am World Trade Center in New York einen Verlust von 481,3 Mio. EUR verbuchen. Die Netto-Großschadenbelastung lag im Berichtsjahr mit 5 Prozentpunkten der Schadenquote im langjährigen Durchschnitt. Größtes Schadenereignis war die Flutkatastrophe in Mitteleuropa. Die Nettobelastung aus diesem Schaden betrug 69,7 Mio. EUR. Trotz der Großschäden konnte eine bemerkenswert niedrige kombinierte Schaden-/Kostenquote von 96,3 % erreicht werden. Dies offenbart eindrucksvoll die Qualität des Geschäfts. Für das 4. Quartal fiel die kombinierte Schaden-/Kostenquote auf Basis einer konsequent konservativen Reservepolitik und eines verstärkten Schadenanfalls gegen Ende des Jahres negativ aus. Im Gegensatz zu vielen Wettbewerbern hat die Hannover Rück nicht mit den Sünden der Vergangenheit zu kämpfen und musste daher keine Nachreservierungen für Alt-Schäden aus dem US-Haftpflichtgeschäft vornehmen.

Obwohl sich die Kapitalmarktsituation in der Schaden-Rückversicherung – insbesondere im 4. Quartal 2002 – besonders belastend auswirkte, konnte dennoch ein erfreuliches operatives Ergebnis (EBIT) von 305,6 Mio. EUR (-40,5 Mio. EUR) erwirtschaftet werden. Der Jahresüberschuss beträgt 154,1 Mio. EUR (-75,5 Mio. EUR), das Ergebnis je Aktie 1,59 EUR nach -0,75 EUR im Vorjahr.

In einem ebenfalls günstigen Umfeld konnte sich auch die **Personen-Rückversicherung** gut behaupten. Die Bruttoprämieneinnahmen stiegen einschließlich der Prämiendepots in Höhe von 255,7 Mio. EUR für fondsgebundene Lebens- und Rentenversicherungen, die nach US-GAAP-Rechnungslegungsgrundsätzen nicht als Prämien gelten, um 2,5 % auf 2,7 Mrd. EUR. Bei konstanten Währungskursen wäre die Bruttoprämie um 8,2 % gestiegen. Wie erwartet war in der Personen-Rückversicherung das Geschäftsvolumen im 4. Quartal besonders hoch. Allein in diesem Quartal konnten 35 % der Gesamtjahres-Bruttoprämie vereinnahmt werden. Die verdiente Nettoprämie – ohne Prämiendepots – erhöhte sich für 2002 um 23,1 %, da ein deutlich geringerer Teil des Geschäfts in Rückdeckung gegeben wurde. Wachstumsimpulse in der Personen-Rückversicherung resultierten vor allem aus Deutschland, den übrigen europäischen Märkten (wie z. B. Großbritannien) und aus Asien. Die Hoffnungen des deutschen Marktes auf einen Erfolg bei der partiellen Privatisierung der Altersversorgung – der so genannten Riester-Rente – haben sich nicht erfüllt, wenngleich in der zweiten Hälfte des Berichtsjahres eine leichte Belebung zu verzeichnen war. Das operative Ergebnis (EBIT) verringerte sich gegenüber dem Vorjahr leicht um 4,0 % auf 48,5 Mio. EUR. Der Jahresüberschuss stieg jedoch um 29,1 % auf 30,0 Mio. EUR; dies entspricht einem Gewinn je Aktie von 0,31 EUR (0,24 EUR).

Die **Finanz-Rückversicherung** entwickelte sich im Jahr 2002 plangemäß. Die Hannover Rück gehört zu den drei größten

Anbietern alternativer Rückversicherungslösungen. Allerdings war im Berichtsjahr ein Rückgang der Bruttoprämien auf 1,2 Mrd. EUR (1,7 Mrd. EUR) zu verzeichnen. Beim Vergleich mit dem Vorjahr (-28,6 %) ist jedoch zu berücksichtigen, dass – als Nachwirkung der Schäden des 11. September 2001 – hohe Prämiennachzahlungen durch schadenverlaufsabhängige Zusatzprämien vereinnahmt wurden, die sich naturgemäß nicht wiederholten. Bei gleich bleibenden Währungskursen wäre der Rückgang der Bruttoprämie 3 Prozentpunkte geringer gewesen. In der Finanz-Rückversicherung war das 4. Quartal erwartungsgemäß sehr prämienstark: Mit 510,0 Mio. EUR entfielen allein 41,0 % auf dieses Quartal. Anders als im Vorjahr verblieb das Geschäft vollständig im Selbstbehalt; die verdiente Nettoprämie liegt mit 1,2 Mrd. EUR annähernd auf Vorjahresniveau. Das operative Ergebnis (EBIT) sank auf 47,8 Mio. EUR (-27,2 %). Der Jahresüberschuss reduzierte sich um 12,9 % auf 39,7 Mio. EUR; dies entspricht einem Gewinn je Aktie von 0,41 EUR (0,47 EUR).

Sehr zufrieden äußerte sich Zeller über die Entwicklung des **Programmgeschäfts**. „Nach den Umstrukturierungsmaßnahmen und organisatorischen Veränderungen durch das neue Management der Clarendon Insurance Group, New York, sind wir hier wieder auf Erfolgskurs". So konnte die Clarendon ihr Geschäftsvolumen und ihr Ergebnis deutlich ausbauen. Die Bruttoprämie aller im Hannover Rück-Konzern tätigen Programmgesellschaften stieg um 11,1 % auf 2,7 Mrd. EUR. Bei gleichbleibenden Währungskursen wäre das Wachstum sogar 6,3 Prozentpunkte höher ausgefallen. Durch einen deutlich erhöhten Selbstbehalt wuchs die verdiente Nettoprämie um 71,3 % auf 833,0 Mio. EUR. Das versicherungstechnische Ergebnis konnte um 29,3 % auf 51,9 Mio. EUR gesteigert werden. Die kombinierte Schaden-/Kostenquote ist mit 93,8 % erfreulich niedrig. Auch das Kapitalanlageergebnis ist durch die Erhöhung des Selbstbehalts deutlich gestiegen. Verglichen zum Vorquartal konnte es allein im 4. Quartal fast verdoppelt werden. Das operative Ergebnis (EBIT) stieg auf 69,0 Mio. EUR (33,6 Mio. EUR). Der aus dem Programmgeschäft generierte Jahresüberschuss beträgt 43,3 Mio. EUR (17,8 Mio. EUR); dies entspricht einem Gewinn je Aktie von 0,45 EUR (0,18 EUR).

Trotz der äußerst schwierigen Situation auf den Kapitalmärkten liegt das **Kapitalanlageergebnis** der Hannover Rück auf Vorjahresniveau. Die ordentlichen Ergebnisse profitierten von einem nochmaligen Anstieg der Depotzinserträge der Geschäftsfelder Personen- und Finanz-Rückversicherung. Zudem konnten die gestiegenen Kapitalanlagebestände das gesunkene Zinsniveau ausgleichen. Ergebnisbelastend wirkte sich der Abwärtstrend der Aktienmärkte aus. Die Abschreibungen auf Kapitalanlagen betrugen 207,0 Mio. EUR, wovon 164,6 Mio. EUR auf Aktien entfielen. Auf Grund der im Gesamtjahr niedrigen Aktienquote der Hannover Rück von nur noch 5,7 % zum Jahresende und durch die hohe Qualität des Bestands an festverzinslichen Wertpapieren konnten die Abschreibungen und Abgangsverluste in Grenzen gehalten werden. Insgesamt schloss das Kapitalanlageergebnis mit 928,4 Mio. EUR; dies bedeutet einen leichten Rückgang um

1,8 %. Besonders zufrieden zeigte sich die Hannover Rück damit, dass trotz des schwierigen Kapitalmarkts der erfasste Saldo aus unrealisierten Kursgewinnen und -verlusten zum Jahresende um 92,9 Mio. EUR auf 143,3 Mio. EUR gesteigert werden konnte.

Das **operative Ergebnis** (EBIT) des Hannover Rück-Konzerns stieg im Berichtsjahr auf 470,9 Mio. EUR (109,2 Mio. EUR), ein in Anbetracht der Belastungen aus Abschreibungen auf Aktien hervorragendes Resultat. Bei einem erhöhten Steueraufwand von 131,2 Mio. EUR konnte ein **Jahresüberschuss** von 267,2 Mio. EUR (11,1 Mio. EUR) erreicht werden; dies entspricht einem Ergebnis je Aktie von 2,75 EUR (0,11 EUR).

Nach Ausfall der Dividende im Vorjahr auf Grund der Belastungen aus den Terroranschlägen am 11. September kehrt die Hannover Rück nun wieder zu ihrer gewohnten Dividendenpolitik zurück. „Wir werden der Hauptversammlung vorschlagen, den operativen Gewinn der Hannover Rückversicherungs-AG voll an die Aktionäre auszuschütten", erklärte Zeller. „Den Buchgewinn, der durch die Einbringung der E+S Rück-Anteile in eine Zwischenholding entstanden ist, schlagen wir vor, in die Gewinnrücklagen einzustellen, um so die Kapitalkraft zu stärken."

Ausblick auf 2003

In der **Schaden-Rückversicherung** bieten die Märkte weiterhin sehr gute Gewinnchancen. Bei den Vertragserneuerungen zum 1. Januar 2003 – zu diesem Zeitpunkt werden rund zwei Drittel der Verträge neu verhandelt – konnten Ratenerhöhungen und Konditionsverbesserungen auf breiter Basis erzielt werden. In einzelnen Segmenten gibt es allerdings erste Zeichen für eine Abschwächung, so zum Beispiel im Luftfahrt-Flottengeschäft. In solchen Sparten hat die Hannover Rück ihr Engagement bereits leicht reduziert. „Insgesamt werden wir in der Schaden-Rückversicherung – nach den starken Zuwächsen in den letzten beiden Jahren – ein deutlich gebremstes Wachstum sehen. Bei einer normalen Schadenbelastung gehen wir davon aus, dass sich dieses Geschäftsfeld auch 2003 sehr gut entwickelt", erklärte Zeller.

Auch in der **Personen-Rückversicherung** wird eine unverändert gute Entwicklung erwartet. Trotz der ungünstigen Entwicklung auf den Aktienmärkten werden fondsgebundene Lebens- und Rentenversicherungen ihren beachtlichen Marktanteil verteidigen können. Neben dem Ausbau des Geschäfts in Deutschland und anderen europäischen Märkten werden weitere Wachstumsimpulse aus Asien erwartet. Bei normalem versicherungstechnischen Verlauf wird mit einem sehr positiven Ergebnisbeitrag gerechnet.

In der **Finanz-Rückversicherung** ist von einer steigenden Nachfrage nach individuellen Problemlösungen auszugehen. Selbst wenn sich das Prämienwachstum nicht mehr so stürmisch wie in den letzten Jahren entwickelt, rechnet die Hannover Rück

in diesem Geschäftsfeld mit einer Steigerung der Prämien und einem Ergebnis mindestens auf dem Niveau des Vorjahres.

Weiterhin positiv wird sich auch das **Programmgeschäft** entwickeln. „Wir werden die Neuausrichtung der Clarendon zielstrebig fortsetzen und der Profitabilität des Geschäfts oberste Priorität geben", betonte Zeller. Darüber hinaus erfolgt ein kontinuierlicher Ausbau der Märkte in Europa und Südafrika durch die beiden anderen Programmversicherer der Hannover Rück-Gruppe, die Inter Hannover in London und die Compass Insurance in Südafrika. Insgesamt sollten erneut Ergebnissteigerungen möglich sein.

Eine Prognose des **Kapitalanlageergebnisses** fällt in der derzeitigen Wirtschaftssituation besonders schwer. Auf Grund der unsicheren Situation auf dem Aktienmarkt wird die Hannover Rück ihre Aktienquote weiter auf niedrigem Niveau halten. „In Anbetracht der gegenwärtig äußerst schwierigen Situation an den Kapitalmärkten sehen wir uns in unserer defensiven Anlagepolitik bestätigt und für das laufende Geschäftsjahr gut positioniert", unterstrich Zeller.

Unter Berücksichtigung aller Erwartungen für die Entwicklung der einzelnen Geschäftsfelder, eines Schadenverlaufs im normalen Durchschnitt sowie des Ausbleibens weiterer negativer Überraschungen auf den Kapitalmärkten sollte es möglich sein, den Gewinn auch 2003 erneut zu steigern.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: lutz.koehler@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von 12,5 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück ein Rating in ihrer jeweils zweithöchsten Kategorie zuerkannt (Standard & Poor's AA "Very Strong"; A.M. Best A+ "Superior").*

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

	2002			2001	
in Mio. EUR	1. - 3. Q.	4. Q.	Gesamt	Δ Vj.	Gesamt
Hannover Rück-Gruppe					
Gebuchte Bruttoprämien	9.128	3.335	12.463	8,3 %	11.507
Verdiente Prämien für eigene Rechnung	5.333	2.356	7.688	18,4 %	6.496
Versicherungstechnisches Ergebnis	-95	-216	-311	64,6 %	-878
Kapitalanlageergebnis	574	354	928	-1,8 %	946
Operatives Ergebnis (EBIT)	352	119	471	331,1 %	109
Jahresüberschuss	208	59	267		11
Ergebnis je Aktie in EUR*	2,14	0,61	2,75		0,11
Selbstbehalt	66,8%	61,1%	65,3%		61,7%
Schaden-Rückversicherung					
Gebuchte Bruttoprämien	4.783	1.237	6.020	21,9 %	4.938
Verdiente Prämien für eigene Rechnung	2.867	635	3.502	17,2 %	2.989
Versicherungstechnisches Ergebnis	139	-9	131	127,2 %	-481
Operatives Ergebnis (EBIT)	238	68	306	853,7 %	-41
Jahresüberschuss	134	20	154	304,1 %	-76
Ergebnis je Aktie in EUR*	1,38	0,21	1,59	312,0 %	-0,75
Selbstbehalt	69,0%	38,4%	62,7%		67,8%
Kombinierte Schaden-/Kostenquote	95,1%	101,4%	96,3%		116,1%
Personen-Rückversicherung					
Gebuchte Bruttoprämien	1.614	857	2.472	4,2 %	2.371
Verdiente Prämien für eigene Rechnung	1.370	772	2.142	23,1 %	1.740
Operatives Ergebnis (EBIT)	26	22	48	-4,0 %	50
Jahresüberschuss	18	12	30	29,1 %	23
Ergebnis je Aktie in EUR*	0,19	0,12	0,31	29,2 %	0,24
Selbstbehalt	85,5%	89,7%	86,9%		73,7%
Finanz-Rückversicherung					
Gebuchte Bruttoprämien	733	510	1.243	-28,6 %	1.741
Verdiente Prämien für eigene Rechnung	516	695	1.211	-5,4 %	1.280
Operatives Ergebnis (EBIT)	40	8	48	-27,2 %	66
Jahresüberschuss	30	10	40	-12,9 %	46
Ergebnis je Aktie in EUR*	0,31	0,10	0,41	-12,8 %	0,47
Selbstbehalt	91,8%	100,1%	95,2%		76,4%
Programmgeschäft					
Gebuchte Bruttoprämien	1.999	730	2.729	11,1 %	2.457
Verdiente Prämien für eigene Rechnung	579	254	833	71,3 %	486
Versicherungstechnisches Ergebnis	41	11	52	29,3 %	40
Operatives Ergebnis (EBIT)	48	21	69	105,5 %	34
Jahresüberschuss	25	18	43	143,2 %	18
Ergebnis je Aktie in EUR*	0,26	0,19	0,45	150,0 %	0,18
Selbstbehalt	37,5%	38,6%	37,8%		27,4%
Kombinierte Schaden-/Kostenquote	92,9%	95,9%	93,8%		91,7%

* unter Berücksichtigung des Aktiensplits im Verhältnis 1:3 (auch für die Vorjahresperiode)

Geschäftsbericht | 2002

des Hannover Rück-Konzerns

hannover **rück**

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2002	+/- Vorjahr	2001	2000	1999	1998
Gebuchte Bruttoprämien	12 463,2	+8,3 %	11 507,5	8 320,5	6 706,3	4 504,6
Verdiente Nettoprämien	7 688,2	+18,4 %	6 496,1	5 210,2	4 179,9	3 548,7
Versicherungstechnisches Ergebnis	-311,1	-64,6 %	-878,2	-449,2	-394,7	-350,4
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	96,3 %		116,5 %	107,8 %	111,1 %	108,1 %
Kapitalanlageergebnis	928,4	-1,8 %	945,7	868,7	828,2	814,7
Operatives Ergebnis (EBIT)	470,9	+331,2 %	109,2	342,5	358,2	435,6
Jahresüberschuss nach Steuern	267,2		11,1	364,9	201,6	171,4
Haftendes Kapital	2 958,5	+2,1 %	2 896,5	2 400,2	2 045,1	1 457,9
Eigenkapital	1 739,5	+4,0 %	1 672,0	1 573,4	1 235,7	1 122,4
Minderheitsanteile	400,4	+30,1 %	307,8	294,1	294,8	217,9
Hybridkapital	818,6	-10,7 %	916,7	532,7	514,6	117,6
Kapitalanlagen (ohne Depotforderungen)	12 708,6	+4,8 %	12 127,2	10 200,5	9 855,1	8 592,2
Bilanzsumme	33 579,0	+2,9 %	32 647,6	23 497,6	19 354,8	14 294,4
Nettoportefeuillewert Personen-Rückversicherung	1 206,0	15,1 %	1 048,0	874,0	609,0	468,0
Buchwert je Aktie in EUR*	17,90		17,21	17,76	13,95	12,67
Ergebnis je Aktie (verwässert) in EUR*	2,75		0,11	4,13	2,29	1,94
Dividende in Mio. EUR	82,6		–	100,0	71,5	53,4
Dividende je Aktie in EUR*	0,85		–	1,21 **	0,97	0,73
Eigenkapitalrendite (nach Steuern)	15,7 %		0,7 %	26,0 %	17,1 %	14,0 %

* *Vorjahreswerte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3*
** *Inkl. Bonus von 0,08 EUR*

Verehrte Aktionäre,
sehr geehrte Damen und Herren,



das Jahr 2002 war für Ihre Gesellschaft ein ebenso schwieriges wie erfolgreiches. Wie Sie wissen, haben uns die schrecklichen Terroranschläge vom 11. September 2001 in New York und Washington erheblich belastet, und nur unserer Diversifizierungsstrategie war es zu verdanken, dass wir das Jahr 2001 als einer der wenigen Rückversicherer weltweit ohne Verlust abschließen konnten. Umso mehr freue ich mich, dass es uns gelungen ist, im Jahr 2002 wieder voll auf Erfolgskurs zu gehen und die Ergebnisse vergangener Jahre sogar noch zu übertreffen. Wir konnten unsere Prämieneinnahmen um 8,3 % steigern und – trotz der ausgesprochen negativen Kapitalmarktentwicklung – ein hervorragendes Ergebnis erzielen.

In der *Schaden-Rückversicherung* hatte sich der Marktumschwung schon vor den Anschlägen in den USA angekündigt, danach aber noch erheblich verstärkt. Bereits in den ersten Vertragserneuerungsgesprächen im Herbst 2001 konnten wir von der deutlichen Marktverhärtung profitieren und unser Geschäftsvolumen Gewinn bringend ausbauen. In den nachfolgenden Erneuerungsrunden des Berichtsjahres waren in nahezu allen Ländern und Sparten deutlich bessere Raten und Bedingungen zu erzielen. Bei einer solchen Aufwärtsbewegung des Marktzyklus ist es die Strategie Ihrer Gesellschaft, durch konsequenten Ausbau des Prämienvolumens und der Marktanteile den Gewinn zu erhöhen. Im Berichtsjahr konnten wir diese Strategie überdurchschnittlich erfolgreich umsetzen.

Ebenfalls sehr zufrieden sind wir mit dem Geschäftsverlauf in der *Personen-Rückversicherung.* Sowohl die Prämien als auch die Ergebnisse entsprechen unseren Erwartungen. In der Personen-Rückversicherung ist neben dem ausgewiesenen Gewinn noch der Zuwachs des Nettoportefeuillewertes des Bestandes zu berücksichtigen – eine Größe, die weder in der Gewinn- und Verlustrechnung noch in der Bilanz abgebildet ist. Auch diesen Wert konnten wir wieder deutlich steigern. Auf so wichtigen Märkten wie Deutschland, Frankreich, Großbritannien und Italien gehören wir mittlerweile zu den bedeutendsten Rückversicherern; in Australien und dem südlichen Afrika nehmen wir sogar die Rolle des Marktführers ein. In den USA sind wir der führende Spezial-Anbieter in der profitablen Nische des so genannten Financial Engineering (Rückversicherung von geschlossenen Lebens- und Rentenportefeuilles).

Auch die Entwicklung in der *Finanz-Rückversicherung* entsprach vollauf unseren Erwartungen. Zwar verringert sich das Volumen der Bruttoprämie, aber hierbei ist zu berücksichtigen, dass wir im Vorjahr – als Nachwirkung der Schäden des 11. September 2001 – hohe Prämiennachzahlungen durch schadenverlaufsabhängige Zusatzprämien als nicht wiederkehrenden Einmaleffekt zu verzeichnen hatten.

Sehr erfreulich hat sich unser viertes und jüngstes Geschäftsfeld, das *Programmgeschäft,* entwickelt. Wir konnten die Prämieneinnahmen deutlich steigern und

haben darüber hinaus den Selbstbehalt erheblich erhöht. Durch eine Reihe von organisatorischen und strukturellen Maßnahmen ist es uns gelungen, die Profitabilität des Programmgeschäfts entscheidend zu steigern.

Ein gegenläufiges Moment in allen Geschäftsfeldern war *die Entwicklung der Währungskurse.* Der Wert des US-Dollars beispielsweise hat sich im Vergleich zu unserer Bilanzwährung im Jahresverlauf um 18,1 % verringert. Wir generieren mehr als die Hälfte unserer Prämien und Ergebnisse in US-Dollar. Sowohl das Geschäftsvolumen als auch das Ergebnis wären bei gleichbleibenden Währungskursen also noch deutlich höher ausgefallen.

Mehr Schatten als Licht gab es auf den weltweiten *Finanzmärkten.* Im dritten Jahr in Folge schlossen die großen Aktienindizes mit einem kräftigen Minus. Die wirtschaftliche wie auch politische Entwicklung war im Berichtsjahr nicht dazu angetan, das Vertrauen der Anleger wieder zu festigen. Auch die Zinssenkungen der Zentralbanken vermochten die Stimmung nicht aufzuhellen. Hiervon blieb natürlich auch unser *Kapitalanlageergebnis* nicht verschont. Zwar wuchsen die laufenden Erträge dank eines höheren Anlagevolumens nochmals an, das gesamte Kapitalanlageergebnis blieb aber deutlich hinter unseren Planungen zurück. Insgesamt mussten wir Abschreibungen auf unsere Kapitalanlagen von über 200 Mio. EUR vornehmen. Der bereits Anfang des Jahres 2001 begonnenen Senkung unserer Aktienquote auf nur mehr 5,7 % Ende 2002 ist es zu verdanken, dass diese Abschreibungen nicht noch erheblich höher ausgefallen sind.

Die *Hannover Rück-Aktie* hat sich angesichts der äußerst negativen Verhältnisse insbesondere an der deutschen Börse vergleichsweise sehr gut gehalten. Sie erreichte ihr Jahreshoch am 21. März mit 28,30 EUR, konnte sich dann aber dem Absturz der Märkte im Herbst nicht entziehen: Am 9. Oktober sank sie auf ihr Jahrestief von 15,90 EUR ab. Bis zum Jahresende erlebte sie allerdings eine deutliche Erholung auf 24,30 EUR. Diese Entwicklung ist erheblich besser als jene sämtlicher gängiger Indizes. Wir bevorzugen als Vergleichsmaßstab den „Reactions"-Welt-Rückversicherungs-Index, der die Aktien aller börsennotierten Rückversicherer weltweit umfasst. Die Aktie Ihrer Gesellschaft hat sich um fast 24 % besser entwickelt als dieser Index; darauf sind wir stolz.

Angesichts der ausgeprägten Schwierigkeiten des letzten Jahres und insbesondere im Vergleich zu unseren Wettbewerbern können wir also mit dem Verlauf des Jahres 2002 sehr zufrieden sein. Und wir sind sicher, dass auch das *Jahr 2003* sehr erfolgreich werden wird. In der zyklischen Schaden-Rückversicherung haben die Vertragserneuerungsverhandlungen zum 1. Januar gezeigt, dass wir auch in diesem Jahr über alle Sparten und Länder von einem Verkäufermarkt profitieren können. Zwar gibt es in vereinzelten Teilsegmenten erste Anzeichen für Konditionsabschwächungen. Wir sind aber darauf vorbereitet, unser Geschäftsvolumen in solchen Segmenten zu reduzieren, die unseren Profitabilitätsanforderungen nicht mehr entsprechen. Dieser Hinweis soll aber nicht darüber hinwegtäuschen, dass wir mit der Vertragserneuerung zum 1. Januar 2003 vollauf zufrieden sind und auch in den kommenden Erneuerungen auskömmliche Konditionen erwarten.

Wie das letzte Jahr eindrucksvoll gezeigt hat, sind *Prognosen zur Entwicklung des Kapitalmarktes* derzeit kaum möglich. Durch die hohen Abschreibungen im letzten Jahr und durch weitere Abschreibungen im ersten Quartal dieses Jahres haben wir jedoch Vorkehrung getroffen, keine weiteren Belastungen ins laufende Geschäftsjahr vorzutragen. Verbunden mit einer niedrigen Aktienquote und einem qualitativ hochwertigen Bestand an festverzinslichen Wertpapieren gibt uns dies die Möglichkeit, mit einer gewissen Gelassenheit in die Zukunft zu schauen.

Wir erwarten ein erfolgreiches Jahr 2003 – vorausgesetzt, dass sich die Kapitalmärkte wenigstens leicht erholen und wir in der Schaden-Rückversicherung eine Großschadenbelastung erfahren, die den Rahmen der langjährigen Erwartungen nicht sprengt.

Um auch langfristig unseren Erfolg und die wirtschaftliche Eigenständigkeit unseres Unternehmens zu sichern, streben wir nach *überdurchschnittlicher und nachhaltiger Profitabilität.* Unsere ausschließlich ertragsorientierte Geschäftspolitik, unsere Diversifizierungsstrategie sowie unser effizientes Kapitalmanagement sind die Grundlagen zum Erreichen dieses Ziels. Da Eigenkapital die teuerste Variante ist, Geschäft zu finanzieren, bedienen wir uns – soweit sinnvoll – kostengünstiger Substitute, um unseren Kapitalbedarf zu decken. Formen von Eigenkapitalersatz sind beispielsweise die Verbriefung von Rückversicherungsrisiken und deren Transfer in die Kapitalmärkte (so genannte Securitisations), langfristiges, nachrangiges Fremdkapital (so genanntes Hybridkapital) oder traditionelle Rückversicherungen und Retrozessionen. Diese Form des Kapitalmanagements führt zu überdurchschnittlichen Eigenkapitalrenditen. Durch diese allein an der Profitabilität ausgerichtete Geschäftspolitik sichern wir unsere hervorragenden Ratings; Standard & Poor's und A.M. Best haben uns jeweils in der zweithöchsten Kategorie eingestuft. Ein exzellentes Rating kommt im heutigen Marktumfeld einer Eintrittskarte in den internationalen Rückversicherungsmarkt gleich und hilft uns dabei, das Geschäft zu diversifizieren. Unser Kapital setzen wir in jenen Geschäftsfeldern, Sparten und Regionen ein, die jeweils den höchsten Gewinn erwarten lassen.

Verehrte Aktionäre, ich bedanke mich bei Ihnen – auch im Namen meiner Vorstandskollegen – für Ihr Vertrauen in die Hannover Rück. Es ist unser Ziel, diesem Vertrauen gerecht zu werden und den Wert Ihres Unternehmen weiterhin nachhaltig zu steigern.

Mit freundlichen Grüßen



Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherungs-AG

Aufsichtsrat

Wolf-Dieter Baumgartl Hannover Vorsitzender	Vorsitzender des Vorstands des HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Paul Wieandt Hof/Saale Stellv. Vorsitzender	Vorsitzender der Geschäftsleitung der SchmidtBank AG
Karola Böhme* Barsinghausen (bis 24. Mai 2002)	
Dr. Horst Dietz Singapur (bis 24. Mai 2002)	Region Manager North and Southeast Asia der ABB Asea Brown Boveri AG
Herbert K. Haas Burgwedel (seit 24. Mai 2002)	Mitglied des Vorstands des HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Karl Heinz Midunsky München	Corporate Vice President and Treasurer der Siemens AG
Dr. Erwin Möller Hannover (bis 24. Mai 2002)	Mitglied des Vorstands des HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Ass. jur. Otto Müller* Hannover	
Bengt Pihl Mannheim (seit 24. Mai 2002)	Mitglied des Vorstands der ABB AG (bis 31. Dezember 2002)
Ass. jur. Renate Schaper-Stewart* Lehrte	
Dipl.-Ing. Hans-Günter Siegerist* Nienstädt (seit 24. Mai 2002)	
Dr. Klaus Sturany Essen	Mitglied des Vorstands der RWE Aktiengesellschaft

Arbeitnehmervertreter

Angaben zu den Mitgliedschaften in gesetzlich zu bildenden Aufsichtsräten und vergleichbaren Kontrollgremien anderer in- und ausländischer Wirtschaftsunternehmen entnehmen Sie bitte dem Bericht der Hannover Rückversicherungs-AG.

VORSTAND
der Hannover Rück







André Arrago

Vertragsgeschäft der Schaden-Rückversicherung arabische, romanische und lateinamerikanische Länder sowie Nord- und Osteuropa, Asien und Australasien

Dr. Wolf Becke

Personen-Rückversicherung weltweit

Wilhelm Zeller
Vorsitzender

Controlling, Revision, Investor Relations, Public Relations, Unternehmensentwicklung; Personal; Underwriting & Actuarial Services; Programmgeschäft









Jürgen Gräber

Koordination der gesamten Nichtleben-Rückversicherung; Vertragsgeschäft der Schaden-Rückversicherung Nordamerika und anglophones Afrika; Finanz-Rückversicherung weltweit

Dr. Elke König

Finanz- und Rechnungswesen, Kapitalanlagen; Informationsverarbeitung; Allgemeine Verwaltung

Dr. Michael Pickel

Vertragsgeschäft der Schaden-Rückversicherung Deutschland, Österreich, Schweiz und Italien; Kredit- und Kautionsgeschäft weltweit; Schadendienst; Recht

Ulrich Wallin

Specialty Division (weltweites fakultatives Geschäft HUK- und Sachsparten; weltweites Vertrags- und fakultatives Geschäft der Luft- und Raumfahrt- sowie Transportversicherung); Vertragsgeschäft der Schaden-Rückversicherung Großbritannien und Irland; Retrozessionen und Schutzdeckungen

Herbert K. Haas

(bis 31. Januar 2002)

DIE HANNOVER RÜCK-AKTIE

2002: Das dritte „Bärenjahr" in Folge...

Kapitalmärkte anhaltend schwach

Das Jahr 2002 war durch die anhaltende Schwäche der führenden Volkswirtschaften in den USA, Europa und Japan gekennzeichnet. Die wichtigsten Aktienindizes schlossen auch im dritten Jahr in Folge im Minus. Eine vergleichbare Konstellation sahen wir letztmals vor mehr als 70 Jahren (1929–1931), als die Weltmärkte um fast 60 % fielen. Die Aktienmärkte starteten zunächst überwiegend positiv in das Jahr 2002; Bilanzskandale zerstörten jedoch das Vertrauen der Anleger und leiteten eine Abwärtsspirale ein. Außerdem erschütterten kontinuierlich schwaches Wirtschaftswachstum, Gewinnwarnungen, Dividendenkürzungen, Deflationsängste sowie die Angst vor einem drohenden Krieg im Mittleren Osten die Finanzmärkte. Um dieser Entwicklung entgegenzuwirken und um Investitionen wieder anzuregen, senkten die Leitbanken mehrmals die Zinsen auf ein am Jahresende historisch niedriges Niveau von 1,25 % in den USA und 2,75 % in Europa, jedoch ohne sichtbaren Erfolg. Die Unsicherheit war und ist zu groß.

Im Sog der schwachen US-Aktienindizes (Dow Jones -16 % und Nasdaq -31,5 %) verloren auch die europäischen Aktienmärkte deutlich; der EuroStoxx 50 gab um 37 % nach, und der Dax büßte sogar 44 % ein. Auch der MDax (zu dem die Hannover Rück-Aktie gehört) verzeichnete mit -29 % einen hohen Verlust. Entsprechend blieben Staatsanleihen die bevorzugte Anlagealternative der Investoren, gefolgt von Unternehmensanleihen mit erstklassigen Ratings.

...Versicherungswerte litten besonders unter diesem Umfeld

(Rück-)Versicherungswerte waren auf Grund ihrer oft hohen Aktienquote besonders von der negativen Entwicklung an den Finanzmärkten betroffen. Der CDax-Versicherungen notierte am Jahresende bei -60 % und war somit der deutliche Verlierer aller Vergleichsindizes. Obwohl der Dax zum Ende des Jahres 2002 rund 9 % über dem Stand vom Quartalsende zum 30. September notierte, sahen sich viele (Rück-)Versicherungsunternehmen gezwungen, in der zweiten Jahreshälfte hohe Abschreibungen auf ihre Aktienbestände vorzunehmen. Dies führte dazu, dass viele (Rück-)Versicherer ihre noch bis zur Jahresmitte verkündeten Gewinnerwartungen revidieren mussten.

Die Hannover Rück-Aktie im Vergleich zu gängigen Indizes


in %
140
120
100
80
60
40
20
0
2. Januar 2002
1. Februar 2002
1. März 2002
2. April 2002
2. Mai 2002
3. Juni 2002
1. Juli 2002
1. August 2002
2. September 2002
1. Oktober 2002
1. November 2002
2. Dezember 2002
2. Januar 2003
3. Februar 2003
3. März 2003
31. März 2003
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Die Hannover Rück-Aktie als sicherer Hafen in schwierigen Börsenzeiten...

Unsere Aktie erwies sich im Vergleich zu den gängigen Indizes als besonders stabil. Sie zeigte seit Jahresbeginn einen deutlich besseren Verlauf als der gesamte Markt und erreichte am 21. März ihren Jahreshöchstwert von 28,30 EUR. Im September setzte an den Kapitalmärkten jedoch ein massiver Verkaufsdruck ein, so dass sich auch unsere Aktie dem Sog der schlechten Börsennachrichten nicht entziehen konnte. Am 9. Oktober fiel sie mit 15,90 EUR auf ihr Jahrestief und lag damit 30 % unter ihrem Ausgangswert zu Jahresbeginn. Bereits Mitte Oktober erholte sie sich jedoch wieder deutlich und wies zum Ende des Jahres mit 24,30 EUR einen Kursgewinn von immerhin 8 % auf. Mit einem Plus von 68 Prozentpunkten zum CDax-Versicherungen, mit 52 Prozentpunkten zum Dax und selbst 37 Prozentpunkten zum MDax, bewies unsere Aktie damit eine außerordentlich starke Widerstandskraft.

Maßstab für die interne Bewertung der Kursentwicklung unserer Aktie sind jedoch nicht die gängigen Indizes, sondern vielmehr der ungewichtete „Reactions"-Welt-Rückversicherungs-Index*. Während unsere Aktie im Jahr 2001 nach den Terroranschlägen in New York und Washington deutlich einbüßte, setzte sie sich im Berichtsjahr positiv auch von diesem Index ab: Vom Beginn bis zum September des Jahres 2002 zeigte sie eine durchweg bessere Entwicklung. Im September fiel sie kurzfristig knapp unter diesen Maßstab, erholte sich aber bereits im November wieder. Betrachtet man nur den Verlauf des Berichtsjahres, so hat unsere Aktie den Durchschnitt unserer globalen Wettbewerber um nahezu 24 Prozentpunkte geschlagen.

Hannover Rück-Aktie übertraf alle Vergleichs-Indizes

Die Hannover Rück-Aktie im Vergleich zum ungewichteten „Reactions"-Welt-Rückversicherungs-Index


in %
140
120
100
80
60
2. Januar 2002
1. Februar 2002
1. März 2002
2. April 2002
2. Mai 2002
3. Juni 2002
1. Juli 2002
1. August 2002
2. September 2002
1. Oktober 2002
1. November 2002
2. Dezember 2002
2. Januar 2003
3. Februar 2003
3. März 2003
31. März 2003
Hannover Rück-Aktie
Ungewichteter „Reactions"-Welt-Rückversicherungs-Index

**Der ungewichtete „Reactions"-Welt-Rückversicherungs-Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist es, eine Kursentwicklung zu erreichen, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.*

...birgt noch mehr Potenzial bei Erholung der Kapitalmärkte

Hannover Rück erreicht erneut Gewinnziel

Die Stabilität unserer Aktie in diesem schlechten Börsenumfeld beweist ihr hohes Potenzial. Kein anderer Wert der europäischen Versicherungsbranche konnte sich so fest gegen den negativen Trend an den Kapitalmärkten behaupten. Die Hannover Rück war eines der wenigen Unternehmen, das im vergangenen Jahr seine Gewinnziele erfüllen konnte. Grundlage für diesen Erfolg sind drei Maximen, aus denen sich unser strategisches Handeln ableitet: Überdurchschnittliche Profitabilität, optimale Diversifizierung und wirtschaftliche Eigenständigkeit.

Um die Entwicklung der nachhaltigen Wertschöpfung unseres Unternehmens zu lenken und zu dokumentieren, verwenden wir ein Kennzahlensystem. Es ist unser strategisches Ziel, den Gewinn vor Steuern und Zinsen (EBIT) wie auch den Gewinn je Aktie jährlich um einen zweistelligen Prozentsatz zu steigern. Lediglich im Ausnahmejahr 2001 konnten wir dieses Ziel auf Grund des World Trade Center-Ereignisses nicht erreichen. Im Berichtsjahr ist es uns jedoch wieder gelungen, trotz enttäuschender Kapitalmärkte ein Ergebnis je Aktie von 2,75 EUR zu erwirtschaften und somit auf Basis des Zielwerts vom Vorjahr unser strategisches Ziel erneut zu erfüllen. Seit unserem Börsengang 1994 haben wir dieses Ziel somit – mit Ausnahme von 2001 – Jahr für Jahr erreicht.

Als weitere Profitabilitäts-Kennziffer betrachten wir die Eigenkapitalrendite, anhand derer wir belegen, dass wir das uns zur Verfügung gestellte Kapital sinnvoll und Gewinn bringend einsetzen. Es ist unser strategisches Ziel, eine Mindest-Eigenkapitalrendite von 750 Basispunkten über der Fünf-Jahres-Durchschnittsrendite 10-jähriger Regierungsanleihen zu erwirtschaften. Im Berichtsjahr standen den zwar ausgesprochen günstigen Marktbedingungen für den Rückversicherungssektor negative Einflüsse aus den Kapitalmärkten gegenüber; dennoch konnten wir auch dieses Ziel wieder erreichen: Mit einer ausgewiesenen Eigenkapitalrendite von 15,7 % haben wir die Durchschnittsverzinsung europäischer Staatsanleihen von knapp 5 % um 1.070 Basispunkte übertroffen.

Nicht nur unser diszipliniertes, auf Profitabilität – anstatt auf Marktanteile – ausgerich-

Gewinn je Aktie

in EUR


4
3
2
1
0
1994¹
1995¹
1996¹
1997¹
1998²
1999²
2000²
2001²
2002²

	1994[1]	1995[1]	1996[1]	1997[1]	1998[2]	1999[2]	2000[2]	2001[2]	2002[2]
Zielwert		0,63	0,89	1,01	1,15	2,14	2,35	2,37	2,61
Ist	0,57	0,81	0,92	1,04	1,94	2,29	4,13	0,11	2,75

[1] DVFA-Ermittlungsschema (ohne Bereinigung von Abschreibungen auf Firmenwerte)
[2] Gewinn je Aktie nach US GAAP (Vorjahre angepasst an Aktiensplit im Verhältnis 1:3 vom 15. Juli 2002)

tetes Underwriting, sondern auch die bereits Anfang des Jahres 2001 bewusst deutlich reduzierte Aktienquote trug zum Unternehmenserfolg bei.

Das Entwicklungspotenzial unserer Aktie ist außerdem in einem sehr geringen Kurs-Gewinn-Verhältnis von rund 7 auf Basis einer Consensus-Gewinnschätzung für das Jahr 2004 zu erkennen. Bei einer weiterhin positiven Geschäftsentwicklung und einer moderaten Erholung der Kapitalmärkte sollte einer fairen Bewertung unserer Aktie, die den tatsächlichen Unternehmenswert widerspiegelt, nichts im Wege stehen. Diese Einschätzung belegen auch zahlreiche positive Analystenberichte.

Unsere Investor Relations-Aktivitäten: Transparent und proaktiv

Im abgelaufenen Geschäftsjahr haben wir unsere Investor Relations-Aktivitäten nochmals intensiviert. Damit wollen wir nicht nur den Bekanntheitsgrad unserer Aktie erhöhen und Nachfrage generieren, sondern auch die internationalen Investoren, Privataktionäre und Finanzanalysten gerade in schwierigen Börsenzeiten offen, zeitnah und regelmäßig über unsere Geschäftsentwicklung informieren. Wir nehmen an Aktienforen und Anlegermessen verschiedener Banken und Aktionärsvereinigungen teil und pflegen außerdem den direkten Kontakt zu institutionellen Investoren. Im Berichtsjahr führten wir fast 50 Einzelgespräche bei uns in Hannover und präsentierten unser Unternehmen auf mehr als 30 internationalen Roadshows und Unternehmenskonferenzen. Nicht nur die traditionellen Finanzplätze Frankfurt, London und New York/Boston gehören heute zu unseren regelmäßigen Zielen, sondern auch die Schweiz, Skandinavien, Benelux, Frankreich und Italien. Zusätzlich unternahmen wir für unsere Aktie Marketingreisen an die Westküste der USA sowie nach Australien. Schließlich führen wir zu besonderen Anlässen und zu jedem Quartalsbericht Telefonkonferenzen mit Analysten und Investoren durch. Gerade in schwierigen Zeiten legen wir besonderen Wert auf intensive und proaktive Investor Relations.

Internationale Roadshows und Analystenseminare gehören zu unserem Standard

Eigenkapitalrendite nach Steuern


in %
26,0
20
15
10
5
0
1995¹
1996¹
1997¹
1998²
1999²
2000²
2001²
2002²

	1995[1]	1996[1]	1997[1]	1998[2]	1999[2]	2000[2]	2001[2]	2002[2]
Zielwert	14,8	14,3	13,9	13,5	13,0	13,5	12,6	12,3
Ist	18,5	16,4	15,8	16,0	17,1	26,0	0,7	15,7

1) HGB-Basis
2) US GAAP-Basis
Zielwert: 750 Basispunkte über der Fünf-Jahres-Durchschnittsrendite 10-jähriger Staatsanleihen

Natürliche/juristische Personen (in % vom Streubesitz)


Juristische Personen 63 %
Natürliche Personen 37 %

Die Ausrichtung unserer Investor Relations-Aktivitäten orientiert sich vornehmlich an unserer Aktionärsstruktur. Regelmäßige Auswertungen unseres Aktienbuchs liefern uns die hierfür notwendigen Informationen. Die Unterscheidung zwischen natürlichen (Privatanlegern) und juristischen Personen (institutionellen Investoren) ergibt naturgemäß ein Übergewicht des Aktienbestandes bei den Institutionen. Obwohl die Anzahl an Hannover Rück-Aktionären um rund 3.000 auf insgesamt mehr als 25.000 gestiegen ist, blieb die Aufteilung im Vergleich zum Vorjahr nahezu identisch.

Heute gehört es zu unserem Standard, einmal pro Jahr ein Analystenseminar durchzuführen, auf dem Rückversicherungsspezialisten unseres Unternehmens Hintergrundinformationen vermitteln. Im Berichtsjahr boten wir zwei Seminare an, die für unsere Finanzanalysten und Investoren von besonderem Interesse waren: Im April 2002 luden wir zum „Risikomanagement im Programmgeschäft" nach London ein, und im August 2002 führten wir im Zusammenhang mit unserem Halbjahresbericht bei uns in Hannover einen „Analystentag" durch, auf dem wir die Ergebnisse unserer Strategierevision, heruntergebrochen auf die einzelnen Geschäftsfelder, vorstellten.

Aktionärsstruktur nach Ländern (in % vom Streubesitz)


weitere 72 Länder 2 %
Deutschland 51 %
Belgien 4 %
Luxemburg 5 %
Schweiz 7 %
Großbritannien 19 %
USA 12 %

Die Hauptversammlung der Hannover Rück am 24. Mai beschloss mit großer Mehrheit einen Aktiensplit im Verhältnis 1:3, der zum 15. Juli 2002 vollzogen wurde. Wer also zuvor zehn Aktien der Hannover Rück besaß, hatte nun 30 Stücke mit einem rechnerischen Wert von 1,00 EUR am Grundkapital in seinem Depot. Ziel dieses Splits war es, den Börsenpreis für eine Aktie wesentlich zu verringern, um den Wert optisch „leichter" zu gestalten und so die Liquidität der Aktie zu erhöhen. Denn Liquidität sorgt für eine erhöhte Nachfrage und hat somit einen positiven Einfluss auf den Kurs.

Am 14. November 2002 genehmigten uns unsere Aktionäre auf der eigens zu diesem Zweck einberufenen ersten außerordentlichen Hauptversammlung ein erhöhtes genehmigtes Kapital und die Möglichkeit, im Bedarfsfall weitere Kapitalmarkt-Optionen zu nutzen. So wurden auch die Voraussetzungen geschaffen, Wandel- und Optionsanleihen, Gewinnschuldverschreibungen und Genussrechte zu begeben. Mit dieser Ermächtigung kann der Vorstand im Zusammenwirken mit dem Aufsichtsrat der Hannover Rück schnell und flexibel auf dem Kapitalmarkt agieren. Angesichts der gegenwärtig sehr günstigen Aussichten im Rückversicherungsgeschäft ermöglicht uns diese Satzungsänderung, in vollem Umfang am Marktaufschwung zu partizipieren.

Das deutsche Aktiengesetz schreibt im § 161 vor, dass börsennotierte Unternehmen vom 31. Dezember 2002 an jährlich eine Entsprechenserklärung zur Beachtung des Deutschen Corporate-Governance-Kodex abgeben müssen. Daher haben wir unseren Investor Relations-Internetauftritt um die Sektion „Corporate Governance" erweitert. Dort finden Sie außer der Entsprechenserklärung weitere Informationen zu unserer Corporate-Governance-Verpflichtung und unseren Maßnahmen sowie zu den meldepflichtigen Aktiengeschäften („Directors' Dealings" gemäß § 15a WpHG).

Bereits 2004 wollen wir die vom Deutschen Corporate-Governance-Kodex empfohlenen Fristen vollständig umsetzen. Der Konzernabschluss soll binnen 90 Tagen nach Ende des Geschäftsjahres und die Zwischenberichte binnen 45 Tagen nach Ende des Berichtszeitraums öffentlich zugänglich sein. Auf Grund der Besonderheiten des internationalen Rückversicherungsgeschäfts sowie der damit verbundenen aufsichtsrechtlichen Rahmenbedingungen liegen wir derzeit noch knapp über den empfohlenen Fristen; den gesetzlich zulässigen Rahmen schöpfen wir jedoch bei weitem nicht aus. Allen übrigen Empfehlungen des Kodex entsprechen wir bereits heute.

Ein weiterer wesentlicher Bestandteil unsere Corporate-Governance-Erklärung ist die bereits im Jahr 2000 für unsere Führungskräfte eingeführte, am Unternehmenserfolg orientierte, variable Vergütung. Ein Element ist der virtuelle

Aktienoptionsplan für unseren weltweiten Konzern-Führungskreis. Die Anzahl der Optionsrechte richtet sich dabei nach der Zielerreichung des vom Aufsichtsrat festgelegten Gewinns je Aktie sowie der Entwicklung unseres Aktienkurses im Vergleich zum ungewichteten „Reactions"-Welt-Rückversicherungs-Index.

Das Internet hat sich als zeitgemäßes Informationsinstrument börsennotierter Gesellschaften durchgesetzt. Damit Sie sich aktuell über die Hannover Rück informieren können, haben wir für Sie einen ausführlichen Investor Relations-Internetauftritt eingerichtet. Hier finden Sie unseren Jahresabschluss im digitalen Format, auch als interaktiven HTML-Bericht. Außerdem haben wir Videoaufzeichnungen unserer Analystenkonferenzen sowie Online-Telefonkonferenzen zu Ihrer Information eingestellt Wir geben Ihnen sämtliche Angaben rund um die Aktie, Antworten auf häufig gestellte Fragen (FAQs) sowie einen aktuellen Ausblick auf unsere Unternehmensentwicklung.

Mit der Neusegmentierung der Frankfurter Wertpapierbörse seit Januar 2003 wurde ein neues Indexsystem eingeführt. Emittenten des Prime Standard erfüllen Anforderungen der Transparenz, die über den gesetzlichen Rahmen hinausgehen und mit den internationalen Standards vergleichbar sind. Zusatzanforderungen sind die Erstellung von Quartalsberichten, Rechnungslegung nach internationalen Standards (IFRS/IAS oder US GAAP), die Vorlage eines Finanzkalenders, mindestens eine Analystenkonferenz pro Jahr sowie Ad hoc-Meldungen und laufende Berichterstattung auch in englischer Sprache. Da diese Standards für uns als international ausgerichtetes Unternehmen bereits seit geraumer Zeit selbstverständlich sind, gehören wir dem Auswahlindex MDax im Prime Standard an.

Hannover Rück im Internet: www.hannover-rueck.de www.hannover-re.com

Wir gehören dem neuen MDax im Prime Standard an

So sehen uns die Analysten

Die Hannover Rück kann zum momentanen Zeitpunkt als ein Lichtblick im ansonsten stark gebeutelten Versicherungssektor bezeichnet werden. Die Fokussierung auf ein gegenwärtig attraktives Geschäftsfeld, ein gutes Management und ein niedriges Aktienexposure haben in einer überzeugenden Kursentwicklung ihren Niederschlag gefunden. Der Rückversicherer ist in der Lage, die Belastungsfaktoren für die Branche nur sehr abgeschwächt zu erfahren und gleichzeitig an den sehr positiven Marktbedingungen in der Schaden-Rückversicherung voll zu partizipieren.

Dierk Schaffer
WGZ-Bank, Düsseldorf
Februar 2003

Analystenbewertungen der Hannover Rück-Aktie


5
4
3
2
1
0
3,86
4,07
4,00
3,97
1. Quartal
2. Quartal
3. Quartal
4. Quartal
Verkaufen
Untergewichten
Halten
Übergewichten
Kaufen

Analystenbewertungen der Hannover Rück-Aktie

Bewertung	Anzahl	1. Quartal	2. Quartal	3. Quartal	4. Quartal
Kaufen	61	9	27	8	17
Übergewichten	23	5	6	4	8
Halten	21	4	7	3	7
Untergewichten	7	1	1	1	4
Verkaufen	9	2	5	1	1
Summe	121	21	46	17	37

Wir schätzen die Gesellschaft wegen ihrer Diversifizierung, sowohl hinsichtlich der Geschäftsfelder als auch des geografischen Prämiensplits, der guten Wachstumsaussichten, des Kapitalmanagements und ihrer hohen Transparenz.

Simon Fössmeier
Bank Julius Bär, Frankfurt
Februar 2003

Verbesserungen im Programmgeschäft sind weitgehend auf Maßnahmen bei der Clarendon zurückzuführen; darauf aufbauend erhöht sie sowohl das gezeichnete Geschäft als auch den Selbstbehalt. Seit ihrer Übernahme war die Clarendon eine echte Herausforderung für die Gruppe, und es scheint, als würde die Neuausrichtung bereits Früchte tragen.

Paul O'Sullivan
ABN Amro, London
Januar 2003

[...] es ist bemerkenswert, dass die Hannover Rück von einer Reihe „weicher Faktoren" profitiert, die letztendlich ihre Kapitalposition stärken: die Stetigkeit ihrer Ergebnisse, die Stärke ihrer Reserven, die Diversifizierung des Geschäfts und erhebliche latente Steuern auf ihre Schwankungsrückstellungen. Unter diesen Umständen halten wir die Kapitalposition der Hannover Rück für ziemlich komfortabel, insbesondere im Vergleich zu einigen Wettbewerbern.

Stephen Dias, Giulia Raffo
Goldman Sachs, London
Januar 2003

Die Hannover Rück ist gut positioniert, um in den Jahren 2003–2004 von der erhöhten Profitabilität im Rückversicherungssektor profitieren zu können – insbesondere in Folge des starken Prämienwachstums im Jahr 2002.

Rob Procter, Chris Hartwell
Morgan Stanley, London
Januar 2003

Im zurzeit harten Markt nutzt die Hannover Rück die Gelegenheit, das Konfidenzniveau ihrer Reserven von rund 60 % auf rund 70 % zu stärken. Damit bringt sie die Reserven der gesamten Hannover Rück-Gruppe, die auf US GAAP-Basis erstellt werden (bestmögliche Schätzung) in Einklang mit ihren deutschen Tochtergesellschaften, die nach HGB bilanzieren und damit konservativer reservieren.

Dr. Michael Haid
Sal. Oppenheim, Frankfurt
November 2002

Wir sind weiterhin davon überzeugt, dass die Hannover Rück, obwohl sie nicht eine der größten Gesellschaften ist, den besten und klarsten Weg verfolgt, das zyklische Rückversicherungsgeschäft zu betreiben.

Brian Shea
Merrill Lynch, London
November 2002

Die Hannover Rück überzeugt durch hohe Transparenz und ein erfahrenes Management.

Ralf Dibbern
M.M. Warburg & Co., Hamburg
September 2002

Angaben zur Aktie

in EUR	2002	2001	2000	1999	1998	1997
Ergebnis je Aktie (verwässert) [1]	2,75	0,11	4,13	2,29	1,94	1,04 [4]
Ausschüttung je Aktie [1]	0,85	–	0,77 [2]	0,68	0,65	0,58
Körperschaftsteuergutschrift [1]	–	–	0,36	0,29	0,08	0,08
Bruttoausschüttung [1]	0,85	–	1,21 [3]	0,97	0,73	0,66

[1] *Vorjahreswerte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3*
[2] *Auf jede für das Jahr 2000 voll eingezahlte Aktie*
[3] *inkl. Bonus von 0,08 EUR*
[4] *DVFA-Ergebnis nach deutscher Rechnungslegung*

Wertpapierkenn-Nummer:	840 221
International Securities Identification Number (ISIN):	DE 000 840 22 15
Börsenkürzel:	Aktie: Investdata: HNR1 Bloomberg: HNR1 GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY
Börsenplätze:	Deutschland Notiert an allen deutschen Wertpapierbörsen und Xetra; Frankfurt und Hannover im amtlichen Handel USA American Depositary Receipts (Level 1 ADR-Programm), OTC (over-the-counter market)
Aktiengattung:	Namens-Stammaktien, nennwertlos
Erste Notierung:	30. November 1994
Aktionärsstruktur:	75 % HDI Haftpflichtverband der Deutschen Industrie V.a.G. (über HDI Verwaltungs-Service AG sowie Erste und Zweite HDI Beteiligungsgesellschaft mbH) 25 % Streubesitz
Kapitalmaßnahme vom 6. Juni 2002:	Erhöhung des Grundkapitals aus Gesellschaftsmitteln über 14.365.382,11 EUR ohne Ausgabe neuer Aktien
Aktiensplit vom 15. Juli 2002:	Verhältnis 1:3
Grundkapital zum 31. Dezember 2002:	97.163.928,00 EUR
Zahl der Aktien zum 31. Dezember 2002:	97.163.928 Stück
Marktkapitalisierung zum 31. Dezember 2002:	2,361 Mio. EUR
Höchstkurs 2002:	28,30 EUR
Tiefstkurs 2002:	15,90 EUR
Hauptversammlung:	27. Mai 2003, 10.30 Uhr Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1-3 30175 Hannover

STRATEGIE
und Selbstverständnis

Über all unseren Strategischen Zielen, Grundsätzen und Handlungsfeldern stehen drei Maximen, aus denen sich alles weitere ableitet:

Überdurchschnittliche Profitabilität: Das heißt für uns, dass wir einer der drei profitabelsten Rückversicherer weltweit sein wollen in puncto Eigenkapitalrendite und jährliches Wachstum des Ergebnisses je Aktie.

Optimale Diversifizierung: Darunter verstehen wir Erzielen maximaler Gewinne mit unserem knappen Eigenkapital sowie den flexiblen Einsatz des Kapitals in den Geschäftsfeldern, Regionen und Sparten, die den jeweils höchsten Gewinn erwarten lassen.

Wirtschaftliche Eigenständigkeit: Das bedeutet für uns Finanzierung des Wachstums mit selbsterwirtschafteten Gewinnen und Vermeidung von Schieflagen, die Zuschüsse der Aktionäre erfordern würden.

Unsere 10 Gebote in Kürze

Strategische Ziele

1. Gewinnziel
   - Eigenkapitalrendite mindestens 750 Basispunkte über risikofreiem Zins
   - Jährlich zweistelliges Wachstum von
     - operativem Ergebnis (EBIT)
     - Gewinn je Aktie
     - operativer Wertschöpfung (IVC)
2. Kapitalmanagement
   - Ziel ist ein Standard & Poor's-Rating in der Kategorie AA (A.M. Best: A+)
   - Fremdkapital vor Eigenkapital, um Kapitalkosten möglichst gering zu halten
   - Optimaler Einsatz von Kapitalsubstituten (Risikoverbriefungen und Retrozessionen)
3. Aktienkurs
   - Kursentwicklung im gleitenden Drei-Jahres-Durchschnitt über der Performance des ungewichteten „Reactions" Welt-Rückversicherungs-Index. Daraus folgen
     - nachhaltige Steigerung des Investments der Aktionäre
     - möglichst geringe Kosten der Eigenkapitalbeschaffung

Strategische Grundsätze

4. Investitionen
   - Priorität für Investitionen zur Erreichung eines optimal diversifizierten Portefeuilles
5. Wachstum
   - Organisches Wachstum vor Zukäufen
   - Zukäufe nur, wenn sie mehr als Volumenzuwachs bedeuten
6. Kapitalanlagen
   - Erzielung eines optimalen Deckungsbeitrags unter Risiko-/Renditegesichtspunkten
   - Kontinuierliche dynamische Finanzanalyse zum optimalen Asset-/Liability-Management
7. Organisation und Infrastruktur
   - An den Geschäftsprozessen orientierte, effektive und effiziente Organisation
   - Investitionspriorität für Informationsmanagement als zunehmend bedeutendem Wettbewerbsfaktor
   - Internen und externen Berichtsanforderungen entsprechendes und die Geschäftsprozesse unterstützendes Rechnungswesen

8. Personalpolitik
   - Attraktive Arbeitsplätze für ambitionierte, an Leistung und an den Unternehmenszielen orientierte Mitarbeiter
   - Kontinuierliche Förderung der Qualifikation und Motivation
   - Förderung von unternehmerischem Denken durch größtmögliche Delegation von Aufgaben, Befugnissen und Verantwortung

9. Risikomanagement
   - Laufende Beobachtung aller Risiken, die den Fortbestand des Konzerns oder einzelner Teile gefährden könnten

Strategische Handlungsfelder

10. Performance Excellence
    - Kontinuierliche Verbesserung von Führung, Geschäftspolitik, Mitarbeiterqualität, Ressourcen- und Prozessmanagement
    - zur Erzielung von optimalen Ergebnissen bei Mitarbeiter- und Kundenzufriedenheit sowie bei den Geschäftsergebnissen

DER HANNOVER RÜCK-KONZERN

Weltweit präsent

Europa

Hannover Rückversicherungs-AG
Hannover, Deutschland

E+S Rückversicherungs-AG
Hannover, Deutschland
(56,8 %)

Amerika

Hannover Rückversicherungs-AG
Canadian Branch - Chief Agency
Toronto, Kanada

Hannover Rückversicherungs-AG
Canadian Branch - Facultative Office
Toronto, Kanada

Clarendon Insurance Group, Inc.
New York, USA
(100,0 %)

Insurance Corporation of Hannover
Los Angeles, USA
(100,0 %)

Insurance Corporation of Hannover
Itasca/Chicago, USA

Hannover Re Advanced Solutions
US Representative Office
Itasca/Chicago, USA

Hannover Life Reassurance Company of America
Orlando, USA
(100,0 %)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100,0 %)

Hannover Services (México) S.A. de C.V.
Mexiko-Stadt, Mexiko
(100,0 %)

Afrika

Hannover Life Reassurance Africa Limited
Johannesburg, Südafrika
(96,9 %)

Hannover Reinsurance Africa Limited
Johannesburg, Südafrika
(96,9 %)

Hannover Re Mauritius Ltd.
Port Louis, Mauritius
(96,9 %)

Prozent-Angaben = Anteil am Kapital
Die Adressen unserer Standorte finden Sie auf den Seiten 122 bis 124

E+S Reinsurance (Ireland) Ltd.
Dublin, Irland
(56,8 %)

Hannover Life Reassurance (Ireland) Limited
Dublin, Irland
(100,0 %)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Irland
(100,0 %)

Hannover Re Advanced Solutions Limited
Dublin, Irland
(52,3 %)

International Insurance Company of Hannover Ltd.
Virginia Water/London, Großbritannien
(100,0 %)

Hannover Services (UK) Ltd.
Virginia Water/London, Großbritannien
(100,0 %)

Hannover Life Reassurance (UK) Limited
Virginia Water/London, Großbritannien
(100,0 %)

Hannover Rückversicherungs-AG Stockholm Branch
Stockholm, Schweden

International Insurance Company of Hannover Ltd. Scandinavian Branch
Stockholm, Schweden

Hannover Re Gestion de Réassurance France S.A.
Paris, Frankreich
(100,0 %)

Hannover Re Services Italy Srl
Mailand, Italien
(99,6 %)

HR Hannover Re, Correduría de Reaseguros, S.A.
Madrid, Spanien
(100,0 %)



Asien

Hannover Rückversicherungs-AG Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokio, Japan
(100,0 %)

Hannover Rückversicherungs-AG Shanghai Representative Office
Shanghai, China

Hannover Rückversicherungs-AG Taipei Representative Office
Taipeh, Taiwan

Hannover Rückversicherungs-AG Hong Kong Branch
Hong Kong, China

Hannover Rückversicherungs-AG Malaysian Branch
Kuala Lumpur, Malaysia

Australien

Hannover Rückversicherungs-AG Australian Branch - Chief Agency
Sydney, Australien

Hannover Life Re of Australasia Ltd
Sydney, Australien
(78,4 %)

LAGEBERICHT
des Hannover Rück-Konzerns

Wirtschaftliches Umfeld

Turbulenzen an den internationalen Finanzmärkten und Irak-Konflikt belasten wirtschaftliche Entwicklung der Industrieländer

Die erwartete Belebung der wirtschaftlichen Entwicklung ist 2002 ausgeblieben. Obwohl das konjunkturelle Klima in der ersten Jahreshälfte etwas in Schwung gekommen war, verebbten diese Ansätze im Verlauf des Jahres. Die Turbulenzen an den internationalen Finanzmärkten und der Irak-Konflikt sowie der damit verbundene Anstieg der Rohölpreise belasteten die wirtschaftliche Entwicklung in den Industrieländern spürbar.

In den USA ist es zwar nicht zu dem befürchteten rezessiven Rückschlag gekommen; die gesamtwirtschaftliche Produktion stieg – dank der Wirkungen der expansiven Geld- und Finanzpolitik – im dritten Quartal sogar an. Dennoch hat sich die US-Konjunktur noch nicht gefestigt.

Im Euroraum verlief die wirtschaftliche Entwicklung auch 2002 schleppend. Als ein bremsendes Element erwies sich im Jahresverlauf unter anderem die Wechselkursentwicklung. Die deutliche Aufwertung des Euro gegenüber dem US-Dollar führte zu geringeren Wachstumsimpulsen. Die Anregungen, die von der Geldpolitik der Europäischen Zentralbank ausgingen, wurden von den retardierenden Einflüssen des Aktienkursverfalls und des Irak-Konflikts überlagert.

Anhaltende Konjunkturflaute in Deutschland

In Deutschland war das Jahr 2002 durch eine anhaltende Konjunkturflaute geprägt. Obwohl sich das Geschäftsklima Anfang des Jahres deutlich aufhellte und die gesamtwirtschaftliche Produktion wieder etwas an Fahrt gewann, bildete sich kein Aufschwung heraus. Ein Grund war auch hier der enorme Kursverfall an den internationalen Aktienmärkten. So verlor der deutsche Aktienindex Dax 43,9 % seines Wertes; dies war der höchste Verlust seit seiner Einführung 1988. Insbesondere in der 2. Jahreshälfte trübten die Unsicherheiten hinsichtlich des Irak-Konflikts sowie die desolate Lage der Staatsfinanzen und die von der Bundesregierung geplanten Abgabenerhöhungen das konjunkturelle Klima. Dagegen erwies sich der Export auch in diesem Jahr als Konjunkturstütze. Ob es im laufenden Jahr zu einem Aufschwung kommt, bleibt ungewiss. Die gegenwärtigen Rahmenbedingungen in Deutschland wirken nicht sonderlich stimulierend, wenngleich von der US-Wirtschaft entsprechende Impulse ausgehen sollten.

Die Situation auf den Erst- und Rückversicherungsmärkten im Jahre 2002 wurde insbesondere von den Auswirkungen der Terrorangriffe am 11. September 2001 in den USA dominiert. Zum einen führte dieses ungeheure Schadenereignis zu einer Marktbereinigung. Einige – zum Teil auch große – Erst- und Rückversicherer mussten ihr Geschäft einschränken oder ganz einstellen. Zum anderen zogen die Raten kräftig an und führten zu profitablem Wachstum für die großen Rückversicherer. Allerdings wurde die Gewinnsituation durch die allgemeine Schwäche der Kapitalmärkte deutlich belastet.

Das Geschäftsjahr war wiederum geprägt durch zahlreiche Naturkatastrophen. Obwohl sich die volkswirtschaftlichen Schäden gegenüber dem Vorjahr deutlich erhöht haben, waren die Aufwendungen für die versicherten Schäden mit 11,5 Mrd. EUR konstant. Die Anzahl der Naturkatastrophen lag mit rund 700 erfassten Schäden auf Vorjahresniveau; davon entfielen rund 500 allein auf Stürme und Überschwemmungen. Herausragendes Ereignis war dabei die Flutkatastrophe im August in Europa, die einen geschätzten Versicherungsschaden von 3 Mrd. EUR aufwies. Als weitere Großschadenereignisse seien genannt die Flut in Indonesien, der Sturm „Jeanett" in West- und Mitteleuropa sowie ein Feuer in einer kuwaitischen Ölraffinerie.

In der Lebensversicherung hat sich die Entwicklung der Prämien und der Ergebnisse noch einmal verlangsamt. Der Abwärtstrend der Aktienmärkte belastete die Geschäftsentwicklung, da die Nachfrage nach indexgebundenen Versicherungsprodukten zurückging. Die Hoffnungen auf die Nachfrage von Produkten zur Altersvorsorge erfüllten sich nur teilweise. In Deutschland blieb beispielsweise das aus der so genannten „Riester-Rente" generierte Geschäft deutlich hinter den Erwartungen zurück.

Geschäftsverlauf

Nachdem wir im Jahr 2001 auf Grund der Anschläge des 11. September nur ein Ergebnis von 11,1 Mio. EUR erwirtschaften konnten, brachte das Berichtsjahr die Rückkehr zur Profitabilität der zurückliegenden Jahre. Mit einem Jahresüberschuss von 267,2 Mio. EUR erreichten wir das beste Ergebnis seit Bestehen der Hannover Rück – sieht man einmal von dem durch steuerliche Sondereffekte beeinflussten Jahr 2000 ab. Der Gewinn je Aktie beläuft sich auf 2,75 EUR.

Mit Ausnahme der Finanz-Rückversicherung – die im Vorjahr durch Sondereffekte geprägt war – konnten wir in allen Geschäftsfeldern unser Prämienvolumen steigern. Insgesamt wuchs die Bruttoprämie um 8,3 % oder 1,0 Mrd. EUR auf 12,5 Mrd. EUR. Ohne die Aufwertung des Euro gegenüber den meisten für uns wichtigen Währungen, insbesondere gegenüber dem US-Dollar, wäre der Anstieg der Prämieneinnahmen sogar noch um 4,3 Prozentpunkte höher ausgefallen.

Bereits kurz nach den Anschlägen auf das World Trade Center kam es auf den Rückversicherungsmärkten weltweit zu deutlichen Ratenerhöhungen und Verbesserungen der Konditionen. Diese Marktverhärtung hielt in allen Schaden-Rückversicherungssparten das gesamte Berichtsjahr hindurch an. Gemäß unserer Strategie, nur in Zeiten des Zyklusaufschwungs zu wachsen und Marktanteile hinzuzugewinnen und so unseren Gewinn zu erhöhen, bauten wir unser Volumen in der Schaden-Rückversicherung deutlich aus. Die Steigerung der Bruttoprämie betrug 21,9 % bzw. 1,1 Mrd. EUR, die der Nettoprämie 17,2 %.

Die Personen-Rückversicherung entwickelte sich wie geplant. Die ausgewiesene Prämiensteigerung betrug 4,2 %. Hierbei ist aber zu berücksichtigen, dass in unserer Bilanzierung nach US GAAP bestimmte Prämienanteile, die nach deutschen Rechnungslegungsvorschriften als solche auszuweisen wären (so genannte Prämiendepots), nicht berücksichtigt werden. Diese Prämiendepots betragen brutto 255,7 Mio. EUR bzw. netto 115,2 Mio. EUR.

Ebenfalls im Rahmen unserer Erwartungen liegt der Verlauf der Finanz-Rückversicherung. Der Rückgang der Bruttoprämie um 28,6 % ist zurückzuführen auf außerordentliche Prämieneffekte im Vorjahr. Durch die Beendigung einer Retrozession sank die verdiente Nettoprämie stark unterproportional um 5,4 %.

Sehr erfreulich hat sich das Programmgeschäft entwickelt. Hier konnten wir die Bruttoprämie um 11,1 % bzw. 271,7 Mio. EUR auf 2,7 Mrd. EUR steigern. Angesichts der gewachsenen Profitabilität dieses Geschäftsfeldes haben wir auch den Selbstbehalt deutlich erhöht; er stieg um 357,9 Mio. EUR auf 1.030,9 Mio. EUR (+ 53,2 %). Die Selbstbehaltsquote beläuft sich jetzt auf 37,8 % (27,4 %).

Mit einem Jahresüberschuss von 267,2 Mio. EUR bestes Ergebnis seit Bestehen der Hannover Rück erreicht

Marktanteile in der Schaden-Rückversicherung ausgeweitet

Steigerung der Bruttoprämie im Programmgeschäft um 11,1 %

Eigenkapitalrendite

in %


40
30
20
10
0

	1995	1996	1997	1998	1999*	2000*	2001*	2002*
Vorsteuergewinn**	19,3	37,6	24,8	33,8	23,9	16,8	1,8	23,4
Jahresüberschuss	11,3	18,0	15,9	14,0	17,1	26,0	0,7	15,7

* Eigenkapitalrendite gemäß US GAAP
** nach Minderheitsanteilen

Operatives Ergebnis (EBIT) im Berichtsjahr auf 470,9 Mio. EUR gesteigert

Die ordentlichen Kapitalanlageerträge konnten wir um 18,9 % auf 1,1 Mrd. EUR (Vj. 942,0 Mio. EUR) steigern. Während im Berichtsjahr die laufenden Renditen weltweit rückläufig waren, ist dieser Anstieg primär auf höhere Depotzinserträge zurückzuführen. Auf Grund der schwierigen Kapitalmarktsituation mussten Abschreibungen auf Kapitalanlagen in Höhe von 207,0 Mio. EUR vorgenommen werden; davon entfielen 164,6 Mio. EUR auf Aktien. Der bereits im Jahr 2001 begonnenen Reduzierung unserer Aktienquote auf weniger als 6 % Ende 2002 ist es zu verdanken, dass diese nicht höher ausgefallen sind. Der Saldo aus realisierten Kursgewinnen und -verlusten ist im Vergleich zum Vorjahr angestiegen; das Kapitalanlageergebnis sank von 945,7 Mio. EUR auf 928,4 Mio. EUR.

Insgesamt stieg das operative Ergebnis (EBIT) um 331,2 % auf 470,9 Mio. EUR (109,2 Mio. EUR). Die Zinsen für unser Hybridkapital bleiben mit 57,5 Mio. EUR (56,1 Mio. EUR) nahezu konstant; der Steueraufwand betrug im Berichtsjahr 131,2 Mio. EUR (17,5 Mio. EUR). Unter Abzug des anderen Gesellschaftern zustehenden Ergebnisses von 15,0 Mio. EUR (24,6 Mio. EUR) errechnet sich daraus ein Konzernjahresüberschuss in Höhe von 267,2 Mio. EUR (11,1 Mio. EUR). Das bedeutet ein Ergebnis je Aktie von 2,75 EUR (0,11 EUR).

Am 15. Juli 2002 haben wir einen Aktiensplit im Verhältnis 1:3 vorgenommen, um die Liquidität der Aktie zu verbessern. Das gezeichnete Kapital wurde dabei durch eine Entnahme aus den Gewinnrücklagen um 14,4 Mio. EUR erhöht.

Unsere Geschäftsfelder

Wir betreiben insgesamt vier strategische Geschäftsfelder. Neben den erläuternden Kommentaren in diesem Lagebericht findet sich in der Segmentberichterstattung eine Darstellung der Ergebniskomponenten pro Geschäftsfeld und eine Zuordnung der wesentlichen Aktiv- und Passivpositionen auf unsere Segmente.

Bruttoprämie pro Geschäftsfeld


Schaden-Rückversicherung
48 %
Finanz-Rückversicherung
10 %
Personen-Rückversicherung
20 %
Programmgeschäft
22 %

Bruttoprämie nach Ländern


Lateinamerika
1 %
Afrika
2 %
Australien
2 %
Asien
3 %
Nordamerika
50 %
Deutschland
22 %
restliches Europa
20 %

Schaden-Rückversicherung

Bereits vor den Anschlägen vom 11. September 2001 und weitaus stärker noch danach hatte sich die Verbesserung der Prämien und Konditionen auf den Rückversicherungsmärkten angekündigt. Diese Marktverhärtung hat sich zu allen Erneuerungsterminen des Jahres 2002 für die für uns wichtigsten Sparten bestätigt.

Wir verfolgen in der zyklischen Schaden-Rückversicherung eine Strategie der strikten Gewinnorientierung. Nur in Phasen des harten Marktes haben wir das Ziel, zu wachsen und unseren Marktanteil auszuweiten. Diese Strategie umzusetzen, ist uns im Berichtsjahr in ausgezeichneter Weise gelungen. Ein flexibles Handeln in Bezug auf die jeweilige Marktsituation ist uns unter anderem dadurch möglich, dass wir den überwiegenden Teil des Geschäfts in der Schaden-Rückversicherung zentral von Hannover aus zeichnen. Diese Zentralisierung erlaubt außerdem eine bessere Kontrolle der Qualität der gezeichneten Verträge sowie die Bündelung des notwendigen Know-hows und der Erfahrung.

Die gebuchte Bruttoprämie konnten wir um beachtliche 21,9 % auf 6,0 Mrd. EUR steigern. Im Berichtsjahr stieg der Kurs des Euro, insbesondere im Vergleich zum US-Dollar, kontinuierlich. Ohne diesen Effekt wäre die Bruttoprämie sogar um 25,8 % gewachsen. Der Anteil der Schaden-Rückversicherung am gesamten Bruttoprämienvolumen stieg damit auf 48,3 % (42,9 %).

Anteil der Schaden-Rückversicherung am Gesamtprämienvolumen stark ausgeweitet

Die Nettoprämie wuchs um 17,2 % auf 3,5 Mrd. EUR; die Selbstbehaltsquote lag am Jahresende bei 62,7 % und damit niedriger als im Vorjahr (67,8 %). Die Profitabilität des gezeichneten Geschäfts zeigt sich in eindrucksvoller Weise in der Veränderung der kombinierten Schaden-/Kostenquote. Für einen aussagefähigen Vergleich sollte man die Schadenbelastungen aus den Terroranschlägen des 11. September 2001 außer Acht lassen (inkl. der Schäden aus den Anschlägen wäre eine Senkung um 19,8 Prozentpunkte zu verzeichnen). Ohne Berücksichtigung dieser außergewöhnlichen Belastung fiel die Schaden-/Kostenquote um 6,4 Prozentpunkte.

Die größten Schäden in der Geschichte der Versicherungswirtschaft


in Mio. USD
60.000
50.000
40.000
30.000
20.000
10.000
0
30.000–77.000
90.000
Erdbeben San Francisco 1906
Winterstürme Europa 1990
Hurrikan Andrew 1992
Erdbeben Los Angeles 1994
Hochwasser Ost- und Zentral-Europa 1997
Hurrikan Georges 1998
Unwetter Region Tokai/Japan 2000
World Trade Center (WTC) 2001
Überschwemmungen in Europa 2002
Versicherte Schäden
180
10.200
17.000
15.300
795
3.400
990
30.000-77.000
3.000
Wirtschaftliche Schäden
524
14.800
30.000
44.000
5.900
10.000
7.440
90.000
18.500

Quelle: Münchener Rück, Swiss Re, Zeitschrift „Versicherungswirtschaft"



ER ERHEBT DRACHENFLIEGER IN DIE LÜFTE. ER LÄSST SURFER GLEITEN.
UND ER SORGT FÜR WETTERÄNDERUNG. DARÜBER HINAUS LEISTET WIND
AUCH NOCH EINEN STEIGENDEN BEITRAG ZU UNSERER ENERGIEVERSORGUNG.

Weltweit ist die Nutzung der Windkraft zunehmend Gegenstand der Energiepolitik. Die Entwicklung wird sowohl bei Anlagen an Land als auch vor den Küsten vorangetrieben. Was technisch schon möglich ist, zeigt ein Beispiel aus den USA. In Cape Cod, Massachusetts, soll der bisher größte Offshore-Windpark der Welt und der erste der USA entstehen. 130 Windkraftanlagen mit 468 Megawatt Gesamtleistung sollen ab 2005 Strom für etwa 500.000 Haushalte liefern. Das entspricht 75 Prozent des Strombedarfs der Cape-Cod-Region.


Aber als Sturm, Orkan, Tornado oder Hurrikan wirkt Wind an Küsten
und über Land mit unvorhersehbarer Wucht und verursacht immense
Schäden.

Der Hurrikan „Andrew" 1992 war mit einer Schadenssumme von rund 17 Milliarden US-Dollar der bislang finanziell folgenschwerste und gilt als zweitgrößter Versicherungsschaden aller Zeiten. Wäre der Weg des Sturms nur 20 Kilometer weiter nördlich verlaufen, hätten die Schäden nach Schätzungen sogar das Drei- bis Vierfache erreichen können. Besonders die Hurrikane, die den nordamerikanischen Kontinent heimsuchen, sind für die Versicherungswirtschaft große Schadenereignisse. Nach „Andrew" folgen gemessen an der Schadenssumme „Hugo" (1989), „Floyd" (1999) und „Fran" (1996). Stürme richten weltweit mehr Schäden an als Erdbeben, Vulkanausbrüche und Hochwasser zusammen.

Wir zeichnen weltweit bevorzugt nichtproportionales Geschäft, weil hier die Gewinnmargen deutlich höher sind als bei proportionalen Verträgen. Im Berichtsjahr konnten wir den Anteil nichtproportionaler Verträge an unserem Schaden-Rückversicherungsportefeuille über alle Sparten und Länder auf 69,8 % weiter steigern.

Die Großschadenbilanz des ersten Halbjahrs 2002 war geprägt durch einige wenige große Einzelschäden. Im zweiten Halbjahr verzeichneten wir vor allem Flutschäden in Mitteleuropa. Verheerende Schäden in Italien, Tschechien, Österreich und Deutschland schlugen auch bei uns zu Buche. Die Nettoschadenbelastung aus dieser Naturkatastrophe lag insgesamt bei 69,7 Mio. EUR. Trotzdem war 2002 für uns ein Jahr mit einer im langjährigen Durchschnitt liegenden Großschadenbelastung. Sie belief sich netto auf 182,0 Mio. EUR. Damit macht der Großschadenanteil 5,2 % der Nettoprämie aus.

Qualität unserer Retrozessionsforderungen


Gesellschaften ohne Rating 2 %
Rating BBB und kleiner 10 %
Rating AAA und kleiner 88 %

Im Gegensatz zu vielen Wettbewerbern mussten wir keine nennenswerten Nachreservierungen für die Schäden aus den Terroranschlägen und dem US-Haftpflichtgeschäft vornehmen. Unsere auch in ertragsschwachen Marktphasen vorsichtige Reservierungspolitik sowie die Zusammensetzung unseres Vertragsbestandes bewahrten uns davor.

Auf die hohe Qualität unserer Retrozessionäre haben wir auch im Berichtsjahr größten Wert gelegt. Wie die nebenstehende Grafik zeigt, wird die überwiegende Zahl unserer Retrozessionspartner mit einem Standard & Poor's-Rating von „A" oder besser eingestuft.

Insgesamt sind wir mit dem Jahr 2002 in der Schaden-Rückversicherung sehr zufrieden. Es ist uns gelungen, einen versicherungstechnischen Gewinn in Höhe von 130,8 Mio. EUR zu realisieren (nach einem Verlust von 481,3 Mio. EUR im Vorjahr). Erstmals seit 1995 konnten wir in der Schaden-Rückversicherung wieder ein positives versicherungstechnisches Ergebnis erwirtschaften. Belastend wirkte sich im Berichtsjahr die Kapitalmarktsituation aus. Auch wir mussten Abschreibungen auf unser Aktienportefeuille vornehmen. Unserer im gesamten Jahr vergleichsweise niedrigen Aktienquote von nur noch 5,7 % zum Ende des Berichtsjahres ist es zu verdanken, dass wir auch in dieser Beziehung besser abschnitten als zahlreiche Wettbewerber. Insgesamt ist es uns gelungen, einen Überschuss nach Steuern in Höhe von 154,1 Mio. EUR zu erzielen, 229,7 Mio. EUR mehr als 2001. Der Gewinn je Aktie, den das Geschäftsfeld Schaden-Rückversicherung zum Konzernergebnis beisteuert, beläuft sich damit auf 1,59 EUR, nach -0,75 EUR im Vorjahr.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2002	2001	2000	1999
Gebuchte Bruttoprämien	6 020	4 938	3 385	2 614
Verdiente Nettoprämien	3 502	2 989	2 524	2 069
Versicherungstechnisches Ergebnis	131	-481	-206	-228
Operatives Ergebnis (EBIT)	306	-41	249	256
Jahresüberschuss/Fehlbetrag nach Steuern	154	-76	267	128
Ergebnis je Aktie in EUR*	1,59	-0,75	3,02	1,46
Selbstbehalt	63 %	68 %	64 %	62 %
Kombinierte Schaden-/Kostenquote	96 %	117 %	108 %	111 %

**Vorjahreswerte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3*

Deutschland

Im deutschen Erstversicherungsmarkt ist eine erhebliche Kapazitätsverknappung im Industriegeschäft festzustellen. Diese Verknappung rührt daher, dass zahlreiche Unternehmen diese Sparte aufgegeben oder umstrukturiert haben. Die noch verbliebenen Erstversicherer in Deutschland bemühen sich intensiv, ihre industriellen Portefeuilles zu sanieren. Im Bereich der Industrie-Feuerversicherung konnten im Berichtsjahr Prämienerhöhungen zwischen 50 % und 100 % – im Einzelfall sogar noch mehr – realisiert werden. Daneben wurden die Selbstbehalte der Versicherungsnehmer deutlich angehoben. Auch in der Industrie-Haftpflichtversicherung fand eine erhebliche Verbesserung der Konditionen statt. Etwas langsamer, aber ebenfalls mit spürbarer Wirkung, verläuft die Sanierung des Geschäfts mit kleineren und mittleren Unternehmen.

Terrorschäden sind mittlerweile nach den Ereignissen des Jahres 2001 aus den Sachversicherungspolicen ausgeschlossen, sofern die Versicherungssumme pro Risiko 25 Mio. EUR übersteigt. Bei Bedarf bietet der im Berichtsjahr neu gegründete Spezial-Terrorversicherer Extremus Deckung. Dieses Angebot wird bisher allerdings nur zögerlich angenommen.

Die Kraftfahrt-Versicherung entwickelte sich für die Versicherungswirtschaft uneinheitlich. In der Kraftfahrt-Haftpflichtversicherung waren eine kontinuierlich sinkende Schadenfrequenz, stabile Schadendurchschnittskosten sowie erhöhte Prämien zu beobachten. In der Kaskoversicherung zogen die genannten Flut- und Sturmschäden eine Erhöhung der Schadenquote um 15 Prozentpunkte nach sich.

Für die gesamte Sachversicherungsbranche haben die Überschwemmungsschäden vom August vergangenen Jahres zu einer Bruttoschadenbelastung von 1,8 Mrd. EUR geführt.

Auf dem Rückversicherungsmarkt hat die Einstellung der Geschäftstätigkeit eines bedeutenden Wettbewerbers erhebliche Wellen geschlagen und die verfügbaren Kapazitäten deutlich verringert. In diesem Umfeld konnte unsere ausschließlich für den deutschen Markt zuständige Tochtergesellschaft E+S Rück als eingeführter Rückversicherer mit erstklassigem Rating ihre Position festigen und attraktive neue Geschäftsverbindungen aufbauen.

Kraftfahrt-Versicherung sehr ertragsstark

Wir konzentrieren uns in Deutschland auf die Zedenten, die sich als Versicherer des Breitengeschäftes positioniert haben. Unsere wichtigste Sparte ist die Kraftfahrzeug-Haftpflichtversicherung mit einem Anteil von 47,0 % an unserem gesamten deutschen Prämienaufkommen und einer Schadenfrequenz von etwa 70 ‰ – einem im Jahresverlauf historischen Tief. Die Prämien sind stärker gewachsen als die Risiken. Der Schadendurchschnitt lag im Berichtsjahr nur geringfügig über dem des Vorjahres. Insgesamt verfügen wir gegenwärtig mit der Kraftfahrt-Versicherung über eine ertragsstarke Sparte, sowohl im proportionalen als auch im nichtproportionalen Geschäft.

Die Sparte Allgemeine Haftpflicht hat davon profitiert, dass im Berichtsjahr keine erheblichen Großschäden zu verzeichnen waren und konnte deshalb ein zufrieden stellendes Ergebnis erzielen.

Das Unfallgeschäft war nicht zuletzt wieder sehr erfolgreich, weil wir mit eigenen zielgruppenorientierten Produktentwicklungen das Geschäft beleben konnten. Die Industrie-Feuerversicherung profitierte davon, dass keine spektakulären Großschäden auftraten und schloss auf Grund unserer selektiven Zeichnungspolitik ebenfalls mit einem Gewinn.

Höhere Nachfrage nach Naturkatastrophendeckungen

Insbesondere die Flut in Mitteleuropa im August 2002 traf uns mit einer Nettobelastung vor Steuern von 69,7 Mio. EUR spürbar. Weitere nennenswerte Ereignisse waren die schweren Regen- und Hagelfälle im Juni in Süddeutschland, die uns netto mit 10,7 Mio. EUR belasteten. Für die gesamte Branche und damit auch für uns werden diese Naturkatastrophen aber zu einer erhöhten Nachfrage nach Katastrophendeckungen führen, verbunden mit entsprechenden Prämienerhöhungen.

In der Kredit- und Kautionsrückversicherung machen sich die Sanierungsmaßnahmen der Erstversicherer erst langsam bemerkbar. Die Schadensituation ist immer noch angespannt und führ-

Deutliche Verschärfung der Zeichnungsstandards in Kredit-/Kaution

te weiterhin zu hohen Ergebnisbelastungen mit der Folge, dass Überkapazitäten vom Markt verschwanden. Ein maßgeblicher Wettbewerber hat das Geschäft eingestellt, andere verhielten sich zunehmend kritischer gegenüber deutschem Geschäft. Diese Kapazitätsverknappung führte jedoch noch nicht zu einer adäquaten Verbesserung der Rückversicherungskonditionen.

Wir haben in der Erwartung, dass sich die Märkte erholen, die Kapazitätsverknappung genutzt und unseren Marktanteil vorsichtig ausgeweitet. Um sicherzustellen, dass dieses Geschäft auch profitabel ist, haben wir dabei unsere Zeichnungsstandards deutlich verschärft.

Die Insolvenz eines großen Bauunternehmens hat die gesamte Branche getroffen. Unsere Belastung liegt jedoch mit 5,6 Mio. EUR deutlich unter der anderer Rückversicherer, da wir schon früh zu einer vorsichtigen Zeichnungspolitik übergegangen waren.

Übriges Europa

Großbritannien/Irland

Im Erstversicherungsbereich ist in fast allen Sparten eine deutliche Marktverhärtung festzustellen. Lediglich in der Kraftfahrt-Versicherung war eine Abschwächung des Trends der seit zwei Jahren andauernden Prämienerhöhungen zu verzeichnen.

In fast allen Sparten Verbesserung der Prämien und Konditionen

Vor diesem Hintergrund konnten wir auch in der Rückversicherung in fast allen Sparten eine Verbesserung der Prämien und Konditionen beobachten. Darüber hinaus kam es zu bedeutsamen Veränderungen der Angebotsstruktur: Ein großer deutscher Rückversicherer stellte die Zeichnung ein, ein Lloyd's-Syndikat zeichnet keine Haftpflicht-Deckungen mehr und andere Wettbewerber haben auf Grund ihrer aktuellen Geschäftsentwicklung Schwierigkeiten, lang abwickelndes Geschäft zu zeichnen. Diese Entwicklungen führten zu einer Kapazitätsverknappung im Haftpflichtbereich und beschleunigten die Suche nach Qualitätsrückversicherern insbesondere bei lang abwickelnden Verträgen. Erstversicherer, die dieses Geschäft rückversichern wollen, wenden sich bevorzugt an Gesellschaften, die mindestens ein Standard & Poor's-Rating von „AA-" oder besser aufweisen.

Hannover Rück auf Londoner Markt mit „AA"-Rating gut positioniert

Wir haben uns mit einem „AA"-Rating gut positioniert und konnten die Marktsituation zu unserem Vorteil nutzen. Im Berichtsjahr bauten wir das Sachgeschäft konsequent aus und konnten von den Prämienerhöhungen im Gefolge der World-Trade-Center-Anschläge profitieren. Die Sachversicherungssparten haben für uns im britischen Markt mit einem Anteil von 72 % an der gesamten Bruttoprämie den mit Abstand höchsten Stellenwert. In der Kraftfahrt-Versicherung, unserer zweitwichtigsten Sparte, profitierten wir von der Umstrukturierung der Rückversicherungsprogramme vor dem Hintergrund eines außergewöhnlichen Einzelschadens aus dem Jahr 2001.

Nachdem Terrorismusdeckungen grundsätzlich aus den Standardverträgen ausgeschlossen sind, bieten wir für derartige Risiken auf opportunistischer Basis separate, streng kontrollierte Spezialverträge an.

Beim Transport- und Luftfahrtgeschäft im Londoner Markt ist unsere Zeichnungspolitik grundsätzlich auf nichtproportionales Geschäft für mittlere und obere Deckungsabschnitte ausgerichtet. Proportionales Geschäft zeichnen wir nur, wenn die Prämien deutlich über den Schadenerwartungen liegen. Auf Grund der stark verbesserten Prämien und Bedingungen haben wir unser Portefeuille substanziell über alle Sparten ausbauen können.

Frankreich, Benelux

Auch in Frankreich und den Benelux-Staaten verbesserten sich im Berichtsjahr die Raten und Konditionen im Erstversicherungsbereich deutlich. Dies gilt besonders für die industrielle Feuerversicherung. Auf der Rückversicherungsseite war die Situation für die Anbieter noch positiver als im Erstversicherungsmarkt. Marktaustritte und Reduzierungen des Zeichnungsvolumens bei einigen Wettbewerbern führten zudem zu Kapazitätsverringerungen.

Es ist uns gelungen, von diesem vorteilhaften Marktumfeld zu profitieren. Wir konnten das

nichtproportionale Portefeuille deutlich ausbauen, was angesichts der positiven Ratenentwicklung sehr erfreulich ist. Hierbei dominiert der Sachversicherungsbereich, und zwar vor allem der Bereich der Naturkatastrophendeckungen. Als einziger größerer Schaden im Berichtsjahr ist die Flutkatastrophe in Südfrankreich vom September 2002 zu verzeichnen.

Frankreich hat sich für uns zu einem wichtigen Standort in der Kredit-/Kautions-Rückversicherung entwickelt, da dort zwei unserer großen Zedenten beheimatet sind.

Der partielle Rückzug einiger Kredit-Rückversicherer führte im Berichtsjahr zu einem Kapazitätsabbau mit der Folge einer – wenn auch immer noch unzureichenden – Verhärtung der Marktkonditionen.

In Erwartung eines besseren konjunkturellen Umfeldes haben wir die Kapazitätsverknappung ausgenutzt und unseren Marktanteil im Kredit-Rückversicherungsgeschäft gesteigert. Gleichzeitig konnten wir bessere Zeichnungsstandards durchsetzen. Unsere europäischen Programme bestehen noch zu einem überwiegenden Teil aus proportionalen Verträgen, wir haben allerdings unseren Anteil an nichtproportionalen Verträgen erhöht.

Insgesamt sind wir im Berichtsjahr mit unserem Rückversicherungsgeschäft in Frankreich und Benelux sehr zufrieden.

Italien

Im Erstversicherungsbereich haben die Marktteilnehmer die größte unter den Sparten, die Kraftfahrt-Haftpflicht, weitgehend saniert. Dies wurde möglich, seitdem die Versicherungsaufsicht die Kalkulation des Kraftfahrt-Haftpflichttarifs nicht mehr reglementiert. Das Privatkundengeschäft in den Bereichen Sach und Haftpflicht ist insgesamt profitabel geblieben. Im Industriegeschäft konnten die Erstversicherer, insbesondere unter dem Druck der Rückversicherer, die Exponierung in Bezug auf Naturkatastrophen besser unter Kontrolle bringen. Die Haftung für Naturgefahren wird grundsätzlich eingeschränkt, während für Terrorismusdeckungen, vor allem bei höher exponierten Risiken, der Ausschluss zur Regel wurde.

Der Rückversicherungsmarkt befindet sich in einer ausgesprochen harten Marktphase, in der, von einigen wenigen Ausnahmen abgesehen, versicherungstechnisch vertretbare Preise durchgesetzt werden können. Grundsätzlich haben alle im italienischen Markt tätigen Rückversicherer das Umsatzdenken aufgegeben und versuchen, versicherungstechnische Gewinne zu erwirtschaften.

Frankreich wichtiger Standort der Kredit-/Kautions-Rückversicherung

Wir gehören in Italien zu den bedeutenden Rückversicherern. Unsere Zeichnungspolitik ist im geschilderten Umfeld weiterhin selektiv. Da sich die Marktbedingungen deutlich verbessert haben, ist es für uns mittlerweile einfacher geworden, unsere Preisvorstellungen durchzusetzen.

Auf der Schadenseite schlagen vor allem die Hagel- und Starkregenfälle vom August 2002 zu Buche. Insgesamt entwickelte sich unser Italiengeschäft aber erfreulich.

Nordeuropa

Der Erstversicherungsmarkt in Nordeuropa war in den letzten Jahren charakterisiert durch einen scharfen Wettbewerb, vor allem bei Gewerbe- und Industrieversicherungen. Dieser Wettbewerb hat die Höhe der erzielbaren Prämien erheblich limitiert. Im zweiten Halbjahr 2002 setzte aber eine spürbare Ratenerhöhung ein.

In Dänemark, dem wichtigsten der skandinavischen Märkte, Prämieneinnahmen nahezu verdoppelt

Unsere Schwerpunkte in den skandinavischen Märkten liegen bei den Sparten Feuer und Kraftfahrt. *Dänemark* ist in Nordeuropa unser wichtigster Rückversicherungsmarkt. Wir konnten im Laufe des letzten Jahres die Führungsposition bei den Versicherungsvereinen auf Gegenseitigkeit erlangen und damit unsere Prämieneinnahmen fast verdoppeln. Durch diese Volumensteigerung und durch die Umschichtung unseres Portefeuilles zu Gunsten nichtproportionaler Verträge haben wir im Berichtsjahr in Dänemark das beste Ergebnis seit Beginn unserer Tätigkeit in diesem Markt erreicht. In den anderen nordischen Ländern ist unsere Marktbedeutung weniger groß, doch ist unser Name bei den Zedenten auch hier gut eingeführt. Das Prämienaufkommen in diesen Ländern ist leicht gestiegen und wird maßgeblich von nichtproportionalem Geschäft bestimmt.

Osteuropa

Der Erstversicherungsmarkt in Osteuropa gleicht sich den Gegebenheiten im übrigen Europa immer mehr an, der Wettbewerb wird schärfer.

Wir sehen hohes Wachstumspotenzial in Ländern der ehemaligen Sowjetunion

Die wichtigsten Länder in Osteuropa sind für uns die zukünftigen EU-Mitgliedsstaaten (*Polen, Tschechische Republik, Slowakische Republik, Ungarn und Slowenien*). Diese Märkte sind geprägt durch große proportionale Kapazitäten. Das herausragende Schadenereignis in dieser Region Europas war die Flutkatastrophe in Tschechien im August 2002. Das Ereignis führte zu erheblichen Bewegungen sowohl im Erst- als auch im Rückversicherungsbereich. Bereits im Herbst des Berichtsjahres waren Verbesserungen bei den Originalbedingungen zu beobachten. Im Rückversicherungsbereich wurden zur gleichen Zeit zusätzliche Deckungen nachgefragt. Die Bedingungen für diese Deckungen waren für die Anbieter weitaus günstiger als zuvor.

Weniger prämienstark als die genannten osteuropäischen Länder sind die Gebiete der früheren Sowjetunion. Sie weisen jedoch hohe Wachstumsraten auf, so dass wir hier noch erhebliche Potenziale sehen.

Die Feuer- und die Kraftfahrt-Versicherung bleiben unsere wichtigsten Sparten in Osteuropa. Insgesamt waren alle mittel- und osteuropäischen Länder im Berichtsjahr für uns profitabel. Eine Ausnahme bildete Tschechien, wo wegen der Überschwemmungen ein nicht unerheblicher Verlust zu verbuchen war.

Nordamerika

Nordamerikageschäft überaus erfolgreich

Die Erstversicherung blickt auf ein wechselhaftes Jahr mit begrenzten Katastrophenschäden und erheblichen Einbußen bei den Kapitalerträgen zurück. Herausragendes Thema aber war, dass viele Erstversicherer während der weichen Marktphase ihre Schadenrückstellungen zu gering dotiert hatten. Hinzu kamen noch die Belastungen durch asbestbedingte Schäden. In vielen Fällen wurden deshalb teilweise umfangreiche Nachreservierungen notwendig.

Auf der Prämienseite war die Situation uneinheitlich, wobei wir insgesamt eine erhebliche Erholung feststellen können. Überdurchschnittlich stiegen die Prämien im gewerblichen wie im privaten Sachgeschäft. In den Haftpflichtsparten sehen wir jedoch noch deutliches Steigerungspotenzial.

Planmäßiger Ausbau des Sach- und Haftpflichtgeschäfts

Terrorismusrisiken wurden nach den Ereignissen des 11. September 2001 in den gängigen Sachversicherungspolicen, wo es möglich war, ausgeschlossen. Dies führte dazu, dass einzelne Unternehmen gesonderte Terrordeckungen anboten. Ende November 2002 wurde aber ein Gesetz verabschiedet, nach dem Terrorismusrisiken wie früher wieder in die Sachversicherungspolicen einzuschließen sind. Dieses Gesetz hat sich jedoch noch nicht auf die im Berichtsjahr wirksamen Verträge ausgewirkt.

Die Erholung des Erstversicherungsmarktes ist noch nicht voll auf den Rückversicherungssektor durchgeschlagen. Die Schaden-/Kostenquote aller amerikanischen Rückversicherer lag zum Jahresende bei 121,3 %. Man rechnet damit, dass die gesamte Branche die Gewinnzone frühestens in der zweiten Hälfte des Jahres 2003 wieder erreichen wird.

Für die Hannover Rück war das Nordamerika-Geschäft des Jahres 2002 überaus erfolgreich. Nachdem wir während der „weichen" Marktphase nur zurückhaltend zeichneten, haben wir bereits im Jahr 2001 angesichts der Marktverhärtung unsere Aktivitäten wieder deutlich ausgeweitet und dies auch im Berichtsjahr fortgesetzt. So konnten wir unser Prämienvolumen im Sachversicherungsgeschäft um mehr als 60 % und im Haftpflichtbereich um mehr als 50 % steigern. Die bedeutendste Sachsparte in unserem Portefeuille ist Feuer-Industrie. Im Haftpflichtbereich spielen vor allem die kommerzielle Haftpflicht und die Berufshaftpflicht eine wichtige Rolle. Die stärksten Steigerungen waren in der Ärztehaftpflicht, der Arbeiterunfallversicherung sowie der Kraftfahrt-Haftpflicht zu verzeichnen. Des Weiteren haben wir unser Geschäft mit Terrordeckungen selektiv zeichnend deutlich ausgeweitet. Wir sind hier einer der Marktführer.

Wir konzentrieren uns stark auf Schadenexzedenten-Rückversicherungsdeckungen. Der Anteil dieser Verträge lag anzahlmäßig im Berichtsjahr bei 90,0 %.

Im Gegensatz zu einigen Wettbewerbern war es für unser US-Geschäft nicht notwendig, nennenswerte Nachreservierungen vorzunehmen. Dies ist zum einen dadurch begründet, dass wir grundsätzlich bereits im Jahr der Zeichnung der Verträge auf einem hohen Niveau reservieren. Bezogen auf die World-Trade-Center-Schäden kommt hinzu, dass bereits kurz nach den Anschlägen des 11. September 2001 für jeden einzelnen Vertrag die Reserven ermittelt wurden und wir vornehmlich nichtproportionale Verträge im Portefeuille haben, deren gesamter Deckungsumfang reserviert worden ist. Auch asbestbedingte Schäden treffen uns weitaus schwächer als andere Marktteilnehmer, denn die Hannover Rück hat vergleichsweise spät begonnen – nämlich erst in den 80er Jahren – in nennenswertem Umfang US-Geschäft zu zeichnen. Gleichwohl haben wir unsere einschlägigen Reserven noch einmal leicht erhöht.

Auch der Markt für Naturkatastrophen-Rückversicherungen verhärtete sich seit den Anschlägen des 11. September 2001 zunehmend. Darüber hinaus führten die Anschläge dazu, dass sich Zedenten teilweise weg vom Londoner Markt und hin zu den neu gegründeten Unternehmen in Bermuda wandten. Wir haben hier im Jahr 2001 eine eigene Gesellschaft, die Hannover Re (Bermuda) Ltd., gegründet. Sie zeichnet vorzugsweise die mittleren und oberen Deckungsabschnitte von Naturkatastrophen-Rückversicherungsprogrammen. Es gelang ihr hervorragend, die positive Marktsituation zu nutzen: Bereits im ersten vollen Jahr ihrer Geschäftstätigkeit realisierte sie ein Prämienvolumen von 121,0 Mio. EUR.

Außer den alljährlich auftretenden Tornados im Mittleren Westen und im Süden der USA waren im Nordamerika-Geschäft keine größeren Naturkatastrophen zu verzeichnen. Angesichts gestiegener Selbstbehalte unserer Zedenten halten sich die Belastungen aus diesen Schäden für uns in engen Grenzen.

Geografische Verteilung der Schaden-Rückversicherung in % der Bruttoprämie


Nordamerika 34 %
Australien 1 %
Lateinamerika 2 %
Afrika 2 %
Asien 5 %
Deutschland 32 %
Übrges Europa 24 %

Auch in der Kredit- und Kautions-Rückversicherung sind wir in Nordamerika erfolgreich tätig. Die Marktteilnehmer in dieser Sparte sind nach wie vor verunsichert durch erhebliche Belastungen aus vergangenen Jahren und durch den ungewissen Ausgang des Enron-Verfahrens. Im Berichtsjahr waren keine neuen Großschäden zu verzeichnen. Durch eine relativ hohe Zahl kleinerer und mittlerer Schäden ist die Schadenhäufigkeit jedoch weitgehend gleich geblieben. Wir haben in dieser Sparte unseren strikten Konsolidierungskurs fortgesetzt und die Zeichnungsstandards deutlich verschärft. Es ist uns gelungen, von substanziellen Ratenverbesserungen im Schadenexzedenten-Rückversicherungsgeschäft zu profitieren und gleichzeitig Haftungsvolumina zu reduzieren.

Hannover Re Bermuda hervorragend positioniert

Übrige internationale Märkte

Afrika

Der südafrikanische Markt, aus dem das Gros unseres afrikanischen Geschäftes stammt, wird dominiert von zwei großen Erstversicherungsunternehmen, die zusammen über einen Marktanteil mehr als 52 % verfügen. Die Prämien im Erstversicherungsbereich haben deutlich angezogen, insbesondere für gewerbliches und industrielles Geschäft.

Im Markt für Rückversicherungen hat es im Zuge der Erneuerungsrunde 2002 deutliche Verhärtungen bei Preisen und Konditionen gegeben. Diese werden jedoch von den Rückversicherern noch nicht als ausreichend angesehen. Wir gehören in Südafrika zu den drei größten Rückversicherern und sind der bedeutendste Zeichner nichtproportionaler Verträge. Diese machen allerdings nur etwa 10 % unseres gesamten Geschäf-

Hannover Rück einer der drei größten Rückversicherer in Südafrika

tes aus, denn der südafrikanische Markt ist nach wie vor vom proportionalen Geschäft geprägt.

Insgesamt war 2002 für uns ein sehr schwieriges Jahr in Südafrika. Die Schadenbelastung in den Sparten Kraftfahrt und Haftpflicht hat sich erhöht. Ergebnisbelastend wirkten sich auch Abschreibungen bei unseren Beteiligungen sowie Währungskurseffekte durch den im Berichtsjahr starken Rand aus. Wir haben begonnen, unsere Vertragsbeziehungen grundlegend zu überprüfen und unsere Organisation zu straffen und effizienter zu gestalten. Dies macht uns zuversichtlich, dass wir die genannten Schwierigkeiten im laufenden Jahr überwinden können.

Prämienvolumen in Asien ausgeweitet

Lateinamerika

Das Lateinamerikageschäft war geprägt von negativen wirtschaftlichen Rahmenbedingungen in *Argentinien* und *Venezuela*. Der argentinische Peso verlor dramatisch an Wert, die Konkursquote stieg deutlich an und der private Konsum brach zusammen. Dies wirkte sich auch auf den Erstversicherungsmarkt aus, der erhebliche Prämienrückgänge bewältigen musste, und zwar sowohl im gewerblichen als auch im privaten Bereich.

Die Rückversicherer reagierten auf diese Situation, indem sie entweder Geschäft nicht mehr erneuerten oder die Raten erheblich erhöhten und die Bedingungen verschärften. Viele Verträge wurden auch von Peso auf US-Dollar umgestellt.

Für uns war Argentinien bis zum Jahr 2002 der wichtigste südamerikanische Markt, sowohl, was das Prämienvolumen als auch, was den Gewinn betraf. Angesichts der beschriebenen Geschehnisse haben wir aber unser Engagement erheblich reduziert.

Ergebnis des Lateinamerika-Geschäftes auf Grund spürbarer Konditionsverbesserungen gesteigert

In den anderen lateinamerikanischen Märkten konnten wir eine den übrigen Regionen der Welt vergleichbare Marktverhärtung beobachten. Deshalb gelang es uns, den Prämienrückgang in Argentinien und Venezuela zu kompensieren. Wir sind in Lateinamerika besonders im Schadenexzedenten-Rückversicherungssektor tätig. Die industrielle Feuerversicherung blieb auch im Berichtsjahr die für uns wichtigste Sparte. Insgesamt konnten wir das Ergebnis im Lateinamerika-Geschäft steigern.

Asien

In *Japan* setzte sich die Konzentration im Erstversicherungsbereich weiter fort. Die fünf größten Anbieter vereinigen jetzt 86 % der Prämien auf sich. Auf der Rückversicherungsseite war eine deutliche Verhärtung spürbar. Die Prämien bei Schadenexzedenten-Rückversicherungsdeckungen stiegen zwischen 15 % und 20 %. Bei proportionalen Verträgen fand eine erhebliche Reduzierung der Provisionen statt. In diesem Umfeld konnten wir uns als ein gefragter Rückversicherer im japanischen Markt gut positionieren.

Auch in *Korea* veränderte sich das Marktumfeld zu unseren Gunsten, und wir konnten auch hier unser Prämienvolumen ausbauen. In *Taiwan* ist es uns gelungen, trotz der außerordentlich hohen Exponierung für Naturgefahren vor dem Hintergrund der Marktverhärtung die Prämieneinnahmen auszuweiten und die Profitabilität zu steigern. In *Hongkong* besteht eine Reihe von sehr attraktiv quotierten Schadenexzedenten-Rückversicherungsprogrammen, an denen wir mit großen Anteilen partizipieren. So konnten wir auch in diesem Markt unser Volumen ausweiten.

Australien, Neuseeland

Im australischen Erstversicherungsmarkt hat sich der Wettbewerbsdruck deutlich erhöht, weil einer der großen Marktführer insolvent wurde. Diese Insolvenz verschärfte die Haftpflichtkrise, die bereits im Jahr 2001 begonnen hatte, nochmals erheblich. Es kam zu drastischen Erhöhungen bei den Haftpflichtprämien, die in der Spitze mehrere hundert Prozent betrugen. Darüber hinaus waren teilweise deutliche Deckungseinschränkungen zu verzeichnen, wie Verringerungen der Deckungssummen und umfangreiche Deckungsausschlüsse.

Die Rückversicherungsbranche konnte von der Marktentwicklung profitieren und erlebte 2002 ein ausgesprochen gutes Jahr mit einer spürbar besseren Marktsituation als im Jahr zu-

vor. Daran haben vor allem die großen Anbieter mit guten Ratings partizipiert. Das besagte Ausscheiden eines der großen australischen Erstversicherer führte im gesamten Finanzdienstleistungssektor zu einem stärkeren Qualitätsbewusstsein. Diese Insolvenz hatte auf breiter Front das Bewusstsein für Ratings und finanzielle Stabilität der Marktteilnehmer geschärft. Außerdem verschärfte die australische Versicherungsaufsicht die Berichtspflichten sowie die Anforderungen an die Kapitalausstattung von Versicherungsunternehmen.

In diesem Umfeld konnten wir unsere Position als Nummer vier im Markt gut behaupten. Es ist uns gelungen, unsere Strategie, im Zyklusaufschwung zu wachsen und profitables Geschäft zu zeichnen, erfolgreich umzusetzen. In den Haftpflichtsparten konnten wir die deutliche Verbesserung der Vertragsbedingungen nutzen und unser Portefeuille ausbauen; bei Katastrophen-Schadenexzedenten-Rückversicherungsprogrammen behaupteten wir unsere führende Stellung.

Unsere Position als Nr. 4 im australischen Markt behauptet

Sowohl die Prämieneinnahmen als auch das Ergebnis unseres Geschäfts waren im Berichtsjahr deutlich höher als im Jahr 2001.



Wasser dient uns als Trink- und Nutzwasser. Ohne Wasser gäbe es keine Fruchtbarkeit und kein Wachstum. Und sein Potenzial als Energielieferant ist riesig.

Staudämme sollen Wasser sammeln, seine geregelte Verteilung ermöglichen und dienen zudem oft als Energieerzeuger. Viele sind gigantische Bauwerke. Der Assuan-Staudamm hat zum Beispiel eine Länge von 3,6 Kilometern und eine Höhe von 111 Metern. Die Wasseroberfläche seines Stausees ist zehnmal so groß wie der Bodensee. Das Wasserkraftwerk kann 8.000 Megawatt Energie erzeugen. Der momentan in China im Bau befindliche Drei-Schluchten-Damm wird über 18.000 Megawatt erzeugen können. Aber die Zukunft dieser Riesenbauten ist ungewiss. Zu nachteilig sind die Begleiterscheinungen, wie der Wegfall



Aber Wasser wird auch immer wieder zu einer unberechenbaren Gefahr für die Menschen und das, was sie sich aufgebaut haben.

In Mitteleuropa forderte im Sommer 2002 eine „Jahrhundertflut" Todesopfer und verursachte Schäden von annähernd 20 Milliarden Euro. Für die Versicherungsbranche bedeutete sie eine Belastung von 3 Milliarden Euro. Noch verheerender traf es China, wo zwischen Juni und August 140 Millionen Menschen von der Flut betroffen und bis Ende 2002 mehrere tausend Tote zu beklagen waren. Während die Eindrücke dieser Ereignisse noch nachwirken, sind sich allerdings die Experten uneins, ob Überschwemmungskatastrophen tatsächlich statistisch zunehmen.

Personen-Rückversicherung

Der deutsche Lebensversicherungsmarkt, in dem etwa 120 Unternehmen tätig sind, bewegte sich im Jahr 2002 in einem schwierigen Umfeld, das gekennzeichnet war durch eine Verschiebung der Nachfrage nach konventionellen Produkten mit garantierten Leistungen und einen gravierenden Rückgang der Marktwerte von Dividendentiteln. Diese Entwicklungen hatten, je nach Unternehmen unterschiedlich, im Allgemeinen ungünstige Auswirkungen auf die finanzielle Stärke und Solvenz der Lebensversicherer. Die Bundesanstalt für Finanzdienstleistungsaufsicht ergriff in diesem Umfeld zusätzliche Maßnahmen, um eine zeitnahe Übersicht über die finanzielle Situation der Lebensversicherer zu gewinnen und zugleich stabilisierend zu wirken.

Geografische Verteilung der Personen-Rückversicherung in % der Bruttoprämie


Asien 2 %
Lateinamerika 1 %
Frankreich 3 %
Afrika 3 %
Australien 6 %
Übriges Europa 4 %
Großbritannien 13 %
Nordamerika 46 %
Deutschland 22 %

Die Hoffnungen des deutschen Marktes auf einen durchschlagenden Erfolg bei der partiellen Privatisierung der gesetzlichen Altersversorgung – der so genannten „Riester-Rente" – haben sich nicht erfüllt, auch wenn in der zweiten Hälfte des Jahres 2002 eine gewisse Belebung dieses Marktsegments zu beobachten war.

Bruttoprämie nach Business Centern (vor Konsolidierung)


HLR United Kingdom 3 %
HLR Africa 2 %
HLR Australasia 4 %
HLR Ireland 8 %
HLR Germany (E+S Rück) 17 %
HLR International 41 %
HLR America 25 %

Vor allem kleine und mittlere Lebensversicherer haben in Deutschland Mühe, sich in diesem kompetitiven Umfeld zu behaupten. Informierte Beobachter der Branche gehen davon aus, dass sich der Lebensversicherungsmarkt konsolidieren wird und in den kommenden Jahren Unternehmen in zweistelliger Zahl vom Markt verdrängt werden.

Vor diesem Hintergrund hat sich der internationale Lebensrückversicherungsmarkt zufriedenstellend entwickelt, auch wenn hier keine ähnlich spektakulären Entwicklungen wie im Nichtlebensbereich – dort als Auswirkung der Ereignisse vom 11. September 2001 in den USA – zu verzeichnen waren. Die proportionale Rückversicherung ist weiterhin die Hauptproduktlinie; nichtproportionale Deckungen finden sich im Wesentlichen in der Gruppenversicherung und als Unfall-Kumulschadendeckung.

In einem wettbewerbsorientierten Umfeld haben wir uns im Berichtsjahr gut behauptet, indem wir unsere strategischen Grundpositionen konsequent weiterführten. Wir gehören in so wichtigen Versicherungsmärkten wie Deutschland, Frankreich, Großbritannien, Italien, ASEAN und China mittlerweile zu den drei bedeutendsten Rückversicherern und nehmen in Australien und dem südlichen Afrika sogar die Rolle des Marktführers ein. In den USA sehen wir uns als führenden Spezial-Anbieter für die Rückversicherung von bestehenden Lebens- und Rentenportefeuilles.

Organisatorisch sind wir in ein weltweites Netzwerk von sieben so genannten „Business Centern" gegliedert, in dem die Hannover Life Re International – als Lebensrückversicherungsbereich der Hannover Rück – eine zentrale und koordinierende Rolle einnimmt.

Die konsolidierten Bruttoprämieneinnahmen stiegen im Berichtsjahr ohne Berücksichtigung der Prämiendepots für fondsgebundene Lebens- und Rentenversicherungen um 4,2 % auf 2,5 Mrd. EUR, und die verdienten Prämien für eigene Rechnung erhöhten sich durch eine geringere Nutzung des Retrozessionsmarktes sogar um 23,1 % auf 2,1 Mrd. EUR. Die Selbstbehaltsquote beträgt damit 86,9 % (73,7 %).

Besondere Wachstumsimpulse ergaben sich in mehreren europäischen Märkten, wie in Großbritannien und Irland sowie Asien.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2002	2001	2000	1999
Gebuchte Bruttoprämien	2 472	2 371	2 091	2 220
Prämiendepots	256	289	404	–
Bruttoprämien inkl. Prämiendepots	2 728	2 660	2 495	2 220
Verdiente Nettoprämien	2 142	1 740	1 592	1 485
Prämiendepots	115	129	131	–
Nettoprämien inkl. Prämiendepots	2 257	1 869	1 723	1 485
Kapitalanlageergebnis	268	197	204	217
Schadenaufwendungen	1 219	1 066	1 209	728
Aufwendungen für die Deckungsrückstellung	574	298	37	496
Aufwendungen für Provisionen	453	460	411	391
Eigene Verwaltungskosten	57	32	57	50
Sonstige Erträge und Aufwendungen	34	–	52	23
Operatives Ergebnis (EBIT)	48	50	36	27
Jahresüberschuss nach Steuern	30	23	54	22
Ergebnis je Aktie in EUR*	0,31	0,24	0,61	0,25
Selbstbehalt	87 %	74 %	76 %	67 %

**Vorjahreswerte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3*

Die Zusammensetzung des Portefeuilles nach den typischen Produktlinien Leben, Renten Kranken und Unfall hat sich weiter zu Gunsten der favorisierten Sparten Leben und Renten verschoben, die jetzt aggregiert über 68 % unserer Prämieneinnahmen ausmachen.

Die versicherungstechnischen Ergebnisse der Hannover Life Re werden durch eine Reihe von Faktoren wie Mortalität, Morbidität, Bestandsfestigkeit und Investmentertrag beeinflusst. Zunächst spielt der beobachtete Schadenverlauf für die übernommenen Risiken eine Rolle. Hier mussten wir in einigen Ländern, wie z. B. Japan, eine gewisse Verschlechterung beim Mortalitätsrisiko bei Großrisiken feststellen.

Für unsere Finanzierungs-Rückversicherungsverträge ist die Bestandsfestigkeit ein entscheidender Erfolgsfaktor, der die Amortisation der geleisteten Vorfinanzierung sicherzustellen hat. Hier stimmte im Berichtsjahr die Realität sehr weitgehend mit der Erwartung überein. Auch wenn in vielen Märkten Erstversicherer durch die Rating-Agenturen herabgestuft werden, ist uns kein Fall bekannt, in dem durch eine finanzielle Schieflage eines Zedenten die Rückzahlung der geleisteten Finanzierung gefährdet ist.

Zusammensetzung der Prämien nach Sparten


Unfall 1 %
Leben 54 %
Renten 14 %
Kranken 31 %

Insgesamt stellte sich für das Berichtsjahr ein verringertes operatives Ergebnis (EBIT) von 48,5 Mio. EUR (50,5 Mio. EUR) ein, das sich aus einem um 39,7 Mio. EUR verschlechterten versicherungstechnischen Ergebnis und einem um 71,7 Mio. EUR verbesserten Nettokapitalanlageergebnis zusammensetzt. Der Gewinn nach Steuern beträgt 30,0 Mio. EUR, 29,1 % mehr als im Vorjahr. Das führte für das Geschäftsfeld Personen-Rückversicherung zu einem Gewinn je Aktie von 0,31 EUR (0,24 EUR).

Entwicklung des Nettoportefeuillewertes

Nettoportefeuillewert um 15 % auf 1,2 Mrd. EUR gesteigert

Wie in den Vorjahren haben wir das selbst gehaltene Versicherungsportefeuille der Hannover Life Re einer detaillierten aktuariellen Analyse unterzogen, um den Barwert der zukünftigen technischen Ertragsströme ohne Berücksichtigung von Steuern – den so genannten Nettoportefeuillewert – zu ermitteln. Es ergab sich im Vergleich zum Vorjahr eine erfreuliche Steigerung des Portefeuillewertes um 15 % auf 1,2 Mrd. EUR.[1]

Entwicklung der Nettoportefeuillewerte

in Mio. EUR	2002	2001	2000	1999
Hannover Life Re Africa	9	7	10	7
Hannover Life Re America	170	130	120	95
Hannover Life Re Australasia	79	78	76	61
Hannover Life Re Germany (E+S Rück)	227	194	172	74
Hannover Life Re International	480	457	401	329
Hannover Life Re Ireland	179	124	42	–
Hannover Life Re United Kingdom	62	58	53	43
Gesamt	1 206	1 048	874	609

Dabei wurden folgende Diskontierungszinsen auf der Basis eines Aufschlags von 350 Basispunkten über der Verzinsung langlaufender Staatspapiere der jeweiligen Währung angewandt:

Diskontierungszinsen

Währungen in %	2002	2001
Euro	7,75	8,50
US-Dollar	7,25	8,50
Australischer Dollar	8,75	9,75
Pfund Sterling	8,00	8,5
Südafrikanischer Rand	15,50	16,25

Robust strukturiertes Portefeuille auf Grund kurzer Amortisationsperiode bei Finanzierungsverträgen

Sensitivitätsuntersuchungen zeigen den Einfluss auf, den Änderungen des Diskontierungszinses und der Währungskurse auf den Portefeuillewert ausüben. Es ist festzuhalten, dass unser Portefeuille wegen der relativ kurzen Amortisationsperiode der Finanzierungsverträge sehr robust strukturiert ist. So variiert z. B. für das Business Center Hannover Life Re International bei einer Zinsänderung um +/- 100 Basispunkte der Portefeuillewert um rund -27 Mio. EUR, eine Änderung der ausländischen Kurse gegenüber dem Euro um +/- 5 % hat einen Einfluss von zirka 12 Mio. EUR. Für zukünftige Risiken aus einem Zinsanstieg haben wir eine Bewertungsreserve von etwa 50 Mio. EUR gebildet.

Vergleicht man den ermittelten Portefeuillewert, der durch renommierte externe Aktuarsfir-

[1] *Bei Beteiligungen < 100 % Angabe des vollen Betrags.*

men testiert ist, mit den nach US GAAP bestimmten aktivierten Abschlusskosten, so ergibt sich eine positive Differenzgröße. Dieser so genannte nichtaktivierte Bestandswert beträgt zum 31. Dezember 2002 auf einer Vorsteuer-Basis 471 Mio. EUR (321 Mio. EUR) und hat sich wie folgt entwickelt:

Entwicklung nichtaktivierter Bestandswerte

in Mio. EUR	2002	2001	2000	1999
Portefeuillewert	1206	1 048	874	609
Aktivierte Abschlusskosten	979	906	597	374
Rückstellung für nicht verdiente Abschlusskostenzuschläge	244	179	–	–
Netto-Abschlusskosten	735	727	597	374
Nichtaktivierter Bestandswert	471	321	277	235
Veränderung des nichtaktivierten Bestandswertes	150	44	42	90

Aus einer Wertschöpfungsperspektive betrachtet, hat damit die Hannover Life Re im Jahr 2002 einen Wert von 192,1 Mio. EUR erwirtschaftet, der sich aus einem „sichtbaren" Teil von 41,9 Mio. EUR gemäß der Ertragsrechnung nach US GAAP und einer indirekten Wertsteigerung von 150,2 Mio. EUR gemäß der Portefeuillewert-Analyse zusammensetzt. Hieraus ergibt sich eine Marge von 9,0 % der verdienten Nettoprämieneinnahmen.

Deutschland

Ausbau unserer Position als führender Finanzierungsrückversicherer in Deutschland

Wir haben im Berichtsjahr zielstrebig unsere Position als ein führender Finanzierungsrückversicherer für fondsgebundene Policen (Lebens- und Rentenprodukte) in Deutschland ausgebaut. Demgegenüber erfüllte das Neugeschäft aus den Riester-Rentenprodukten im Berichtsjahr unsere Erwartungen nicht.

Insgesamt bewegten sich die Buttoprämien aus dem deutschen Markt mit 347,7 Mio. EUR auf dem Niveau des Vorjahres. Die versicherungstechnische Performance aus Mortalitäts- und Bestandsfestigkeits-Risiko blieb unverändert günstig. Von den Turbulenzen auf den Finanzmärkten sind wir dank der typischen Konstruktion unserer Verträge, die uns einen garantierten Zinsertrag auf die Deckungsrückstellungen sichert, nicht in besonderem Maße betroffen.

Übriges Europa

Großbritannien

Mit unserer klaren strategischen Konzentration auf risikoorientiertes Lebens- und Critical Illness-Geschäft sowie auf den Bankvertrieb von einfachen Rentenprodukten sind wir mittlerweile zu einer anerkannten Kraft im britischen Rückversicherungsmarkt avanciert. Wir konnten die Bruttoprämien um 17 % auf 283,7 Mio. GBP (451,8 Mio. EUR) erhöhen; dabei stiegen die Nettoprämien ebenfalls um 17 % auf 270,2 Mio. GBP (430,4 Mio. EUR).

Erfreuliche Ergebnisentwicklung durch strategische Konzentration

Der Risikoverlauf war wiederum günstig und das Kapitalanlageergebnis von den schwachen UK-Finanzmärkten nur wenig tangiert. Es wurde bei der Hannover Life Re UK ein operatives Ergebnis (EBIT) von 3,3 Mio. GBP (5,3 Mio. EUR) – dies entspricht einem Plus von 15 % gegenüber dem Vorjahr – und ein Nachsteuer-Gewinn von 2,2 Mio. GBP (3,5 Mio. EUR) ausgewiesen.

Zusätzlich wurden seit Mitte der 90er Jahre aus dem britischen Markt in Hannover mehrere größere Quotenübernahmen so genannter Vorzugsrenten gezeichnet, die ebenfalls einen positiven Ergebnisverlauf zeigten, der im Rahmen der Erwartungen liegt.

Irland

Um 140 % gestiegenes Prämienaufkommen aus Irland

Die Hannover Life Re Ireland, Dublin, zeichnet auf weltweiter Basis Vertragsgeschäft. Das Prämienaufkommen stieg stark um 140 % auf 306,4 Mio. EUR an; Hauptmärkte sind die USA, Großbritannien und Kanada.

Der Risikoverlauf war insgesamt erfreulich, so dass ein erhöhtes operatives Ergebnis (EBIT) von 7,0 Mio. EUR erreicht wurde.

Frankreich, Italien und Spanien

Der Schwerpunkt dieser drei wichtigen Märkte liegt bei größeren Kundenverbindungen aus dem Bancassurance-Bereich, die wir systematisch im Produktdesign, Underwriting und Workflow-Management unterstützen.

Das Prämienvolumen aus diesen Märkten betrug 214,9 Mio. EUR. Der Schwerpunkt lag auf Frankreich (50 %) und Italien (43 %). Die Ergebnislage war wie in den Vorjahren sehr befriedigend, und das übernommene Portefeuille zeichnete sich durch eine außerordentlich gute Diversifikation aus.

Nordamerika

Die Kundenbasis unserer Personen-Rückversicherung in Nordamerika besteht vorwiegend aus kleineren bis mittleren US-Lebensversicherern mit gutem Rating, die wir strategisch bei der Optimierung des Kapital- und Liquiditätseinsatzes unterstützen. Dabei setzen wir auf dem Wege der Retrozession gezielt das Know-how unserer irischen Lebensgesellschaft zum Nutzen der Kunden ein.

Deutlich besseres operatives Ergebnis (EBIT) der Hannover Life Re America

Bei der Deckung konzentrieren wir uns auf individuelle Lebens- und Rentenrisiken; an derivativen Risikokomponenten im Bereich der fondsgebundenen Renten haben wir uns im Berichtsjahr – wie auch in früheren Jahren – nicht beteiligt. Langfristige US-Risikopolicen, bei denen unter den so genannten „Triple-X-Regulations" hohe Reservierungsanforderungen der Aufsichtsbehörden ausgelöst werden, haben wir – anders als viele unserer Konkurrenten – nur sehr restriktiv gezeichnet.

Aus der klassischen Krankenrückversicherung haben wir uns weitgehend zurückgezogen, jedoch die Übernahme der krankenbezogenen Senioren-Produkte und einzelner Spezialprodukte, wie Zusatzversicherungen für zahnärztliche Leistungen, ausgebaut.

Der gesamte Bestand an übernommenen Lebensrisiken stieg um 46 % auf 41,7 Mrd. USD (40,0 Mrd. EUR), während die Bruttoprämien um 11 % auf 939,1 Mio. USD (993,4 Mio. EUR) anstiegen. Das operative Ergebnis (EBIT) der Hannover Life Re America fiel leicht positiv aus. Zusätzlich zu berücksichtigen sind erhebliche Erträge aus dem in Amerika gezeichneten US-Geschäft, die sich im Rahmen der gruppeninternen Retrozessionen bei anderen Business Centern der Hannover Life Re niederschlagen.

Sonstige internationale Märkte

Australien und Neuseeland

Das von der Hannover Life Re Australasia, Sydney, gezeichnete Geschäft mit Prämieneinnahmen von 271,6 Mio. AUD (156,1 Mio. EUR) gliedert sich in risiko-orientiertes Geschäft (70 %), Finanzierungsrückversicherung (15 %) und direktes Gruppenlebensgeschäft (15 %). Im Berichtsjahr bauten wir vornehmlich das Gruppenlebensgeschäft aus, indem wir mit den Treuhändern von betrieblichen Pensionskassen eng zusammenarbeiteten.

Mit einem straffen Kostenmanagement, durch das wir die niedrigste Kostenquote unter allen in Australien tätigen Rückversicherern verzeichnen, hat sich die Ertragssituation wiederum erfreulich entwickelt.

In Australien erfreuliche Ertragssituation durch straffes Kostenmanagement

Das operative Ergebnis (EBIT) stieg um 23 % und erreichte damit 16,4 Mio. AUD (9,4 Mio. EUR), und der Jahresüberschuss nach Steuern verbesserte sich um 10 % auf 11,2 Mio. AUD (6,4 Mio. EUR).

Afrika

Nach Feststellung einer weltweit führenden Aktuarsfirma war die Hannover Life Re Africa, Johannesburg, im Jahr 2001 erstmalig der größte Lebensrückversicherer des afrikanischen Kontinents. Durch die Zeichnung von risiko-orientiertem Vertragsgeschäft – fakultative Risiken werden als Service für bedeutende obligatorische Zedenten übernommen – ergab sich eine Bruttoprämie von 624,0 Mio. ZAR (63,3 Mio. EUR) sowie eine Prämie für eigene Rechnung von 405,8 Mio. ZAR (41,2 Mio. EUR).

Das versicherungstechnische Ergebnis verbesserte sich erneut. Dieses Resultat wurde allerdings durch Währungskursverluste, die durch die unerwartete Stärke der lokalen Währung gegenüber dem US-Dollar und dem Euro verursacht worden sind, praktisch neutralisiert. Unser Afrika-Geschäft zeigt daher ein nur leicht positives Ergebnis.

Asien

Unser Prämienvolumen auf den asiatischen Märkten stieg auf 44,0 Mio. EUR (+10 %), wobei wir die Schwerpunkte in *China* und *Japan* gesetzt haben.

In Japan haben wir bei einem größeren Risikovertrag durch eine ungewöhnliche Häufung von Suiziden und Unfällen mit Todesfolge einen Verlust im oberen einstelligen Millionen-Euro-Bereich hinnehmen müssen. In den meisten asiatischen Märkten ist jedoch die Ergebnissituation weiter erfreulich.


FEUER SPENDET NICHT NUR LICHT UND WÄRME. ES LIEFERT AUSSERDEM ENERGIE UND SORGT IN DAMPFMASCHINEN UND MOTOREN FÜR BEWEGUNG – ES HAT UNS MOBIL GEMACHT.

Vor rund 700.000 Jahren begann, infolge eines Blitzeinschlags irgendwo in Ostafrika die trockene Savanne zu brennen – für die Menschen, sie werden dem Homo erectus zugerechnet, damals ein Angst einflößendes Schauspiel. Doch einige Ureinwohner überwanden ihre Scheu und wagten sich an den Brand heran. Sie trugen das Feuer ins heimische Lager, zähmten es und begannen, seine Kraft zu nutzen.


Aber Feuer kostet auch immer wieder Menschenleben und richtet
Sachschäden enormen Ausmasses an.

In den Medien taucht dabei der australische Kontinent, der als trockenster der Erde gilt, am häufigsten auf. Erst Ende 2002 war die Umgebung von Sydney Schauplatz verzweifelter Bemühungen, der schlimmsten Brände seit 30 Jahren Herr zu werden. Anfang 2003 traf es die Hauptstadt Canberra. Die Schäden erreichten einen fast dreistelligen Millionen-Euro-Betrag. In Zentralaustralien wurden seit September 2002 rund 150.000 Quadratkilometer Buschland vernichtet. Zum Vergleich: England hat eine Gesamtfläche von ca. 130.000 Quadratkilometern.

Finanz-Rückversicherung

Gestiegene Nachfrage nach einfachen Finanz-Rückversicherungsprodukten im Berichtsjahr

Die Situation auf den für die Finanz-Rückversicherung relevanten Erstversicherungsmärkten war im Berichtsjahr weltweit durch hohe Ratensteigerungen geprägt. Die Nachfrage nach einfachen Finanz-Rückversicherungsprodukten, die Bilanzkennziffern berücksichtigen, stieg deutlich an. Gründe waren im Wesentlichen die unter Druck geratenen Bilanzkennziffern, das Risiko einer Rückstufung der Ratings sowie der Wunsch nach kosteneffizienter Wachstumsfinanzierung. Besonders markant waren die Ratensteigerungen in den USA als Folge des jahrelang anhaltenden ruinösen Wettbewerbs und der damit verbundenen Unterreservierungen bei zahlreichen Erstversicherern. Die stark gestiegenen Prämienvolumina führten zu Engpässen in den Solvenzmargen insbesondere mittelgroßer und kleiner Erstversicherer. Die Ratings gerieten spürbar unter Druck.

Hinzu kam der Rückgang der Kapitalerträge, mit dem Erst- und Rückversicherer weltweit zu kämpfen hatten. Diese Entwicklung wirkte sich – in einem sonst günstigen Erstversicherungsklima – negativ auf die Bilanzen aus.

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2002	2001	2000	1999
Gebuchte Bruttoprämien	1 243	1 741	870	509
Verdiente Nettoprämien	1 211	1 280	801	463
Operatives Ergebnis (EBIT)	48	66	53	47
Jahresüberschuss nach Steuern	40	46	41	36
Ergebnis je Aktie in EUR*	0,41	0,47	0,46	0,41
Selbstbehalt	95 %	76 %	92 %	91 %

** Vorjahreswerte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3*

Die Rückversicherungsmärkte entwickelten sich parallel zu den Geschehnissen auf der Erstversicherungsseite. Insbesondere in den USA kam es zu substanziellen Prämiensteigerungen. Sie wurden ausgelöst durch die Schäden aus den Terroranschlägen auf das World Trade Center, mit Folgen für die Rückdeckung von Sachgeschäftsexponierungen. Auch der in seiner Dimension überraschende Nachreservierungsbedarf in fast allen Bereichen des Haftpflichtgeschäfts machte den Rückversicherern zu schaffen. Darüber hinaus stieg erneut die Anzahl der Haftungsansprüche aus asbestbedingten Erkrankungen. Vor dem Hintergrund dieser Ereignisse stellten die Rating-Agenturen die nachhaltige Gewinnträchtigkeit des Geschäfts zunehmend in Frage. Dieser gesamte Prozess machte deutliche Raten- und Konditionsverbesserungen für die traditionellen Rückversicherer unausweichlich und führte zu einer steigenden Nachfrage nach Finanz-Rückversicherungsprodukten.

Auf Grund einiger krasser Bilanzierungsskandale geraten die Glaubwürdigkeit und Aussagefähigkeit von Bilanzen immer wieder in den Focus der öffentlichen Diskussion. In diesem Zusammenhang diskutieren Aufsichtsbehörden über neue Richtlinien, die einen Missbrauch von Finanz-Rückversicherungsverträgen verhindern sollen, ohne die Vorteile dieser Produkte für Erst- und Rückversicherer zu beschneiden.

Erlass von Richtlinien gegen Missbrauch von Finanz-Rückversicherungsverträgen in Asien in Vorbereitung

In den meisten Ländern gibt es bisher keine expliziten Richtlinien zur Finanz-Rückversicherung. Dies führte dazu, dass potenzielle Kunden wegen der Unsicherheit hinsichtlich des Bilanzausweises auf den Abschluss solcher Verträge verzichtet haben. Insbesondere in einigen asia-

tischen Märkten haben die Behörden jetzt Richtlinien erlassen bzw. werden es in Kürze tun. Die für das Finanz-Rückversicherungsgeschäft des Hannover Rück-Konzerns zuständige Hannover Re Advanced Solutions wurde hierbei des öfteren zu Beratungen herangezogen.

Die Einführung der International Accounting Standards (IAS) in Europa im Jahr 2005 ist in Vorbereitung. Obwohl die Standards noch nicht in allen Details festgelegt sind, ist davon auszugehen, dass es zu einer wesentlich höheren Ergebnisvolatilität im Vergleich zu den derzeit geltenden lokalen Standards kommen wird. Dies wiederum dürfte zu einer größeren Nachfrage nach volatilitätsreduzierenden Rückversicherungskonzepten führen.

Im geschilderten Umfeld positioniert sich die Hannover Re Advanced Solutions, unsere für die Finanz-Rückversicherung gut etablierte Marke, unter den drei größten Anbietern der Welt mit hohem Bekanntheitsgrad und großer langjähriger Expertise. Unsere Zeichnungspolitik war und ist konservativ in der Bewertung der Risiken und beschränkt sich auf die einfacheren Formen der Finanz-Rückversicherung, wie großvolumige Quotenrückversicherungsverträge und mehrjährige Katastrophenschutzdeckungen. Wir verzichten bewusst auf kapitalmarktgetriebene Transaktionen, die Übernahme von Schadenreserve-Portefeuilles oder Finanzierungsprojekten. Advanced Solutions zeichnet das Geschäft vornehmlich aus dem International Financial Services Centre in Dublin. Die irischen Gesellschaften sind marktgerecht kapitalisiert, verfügen über ein exzellentes Rating und hohe Expertise.

Unser in Deutschland ansässiges Expertenteam, Advanced Solutions Germany, garantiert durch seinen direkten Kontakt zu unseren Fachleuten aus dem Geschäftsfeld Schaden-Rückversicherung, dass deren Know-how und die Kundenbasis in vollem Umfang einbezogen werden. Dadurch haben unsere Kunden zugleich Zugang zur gesamten Bandbreite der von uns angebotenen Rückversicherungsprodukte und -lösungen.

Geografische Verteilung der Finanz-Rückversicherung in % der Bruttoprämie


Asien
2 %
Afrika
2 %
Lateinamerika
2 %
Deutschland
16 %
Nordamerika
60 %
Übriges Europa
18 %

Auf Kundenwunsch und je nach den Rahmenbedingungen in den einzelnen Ländern, aus denen unsere Verträge stammen, zeichnet und betreut Advanced Solutions Germany Finanz-Rückversicherungsverträge auch aus der Zentrale der Hannover Rück in Deutschland.

Erfreuliche Geschäftsentwicklung durch weniger schwankungsanfällige Verträge im Portefeuille der Hannover Re Advanced Solutions

Insgesamt ging die gebuchte Bruttoprämie in der Finanz-Rückversicherung um 28,6 % auf 1,2 Mrd. EUR zurück. Dies ist auf außerordentliche Prämieneffekte in den beiden Vorjahren zurückzuführen. Insbesondere waren hohe schadenverlaufsabhängige Zusatzprämien im Nachgang zu den Schäden des 11. September 2001 zu verbuchen. Die verdiente Nettoprämie in diesem Geschäftsfeld beträgt im Berichtsjahr 1,2 Mrd. EUR (1,3 Mrd. EUR). Das operative Ergebnis (EBIT) beträgt 47,8 Mio. EUR (65,7 Mio. EUR). Der Verlauf des Finanz-Rückversicherungsgeschäfts zeigt sich insgesamt erfreulich positiv. Das Portefeuille wird noch stärker als bisher von weniger schwankungsanfälligen Verträgen bestimmt. Der Gewinn je Aktie beläuft sich auf 0,41 EUR (0,47 EUR).

Programmgeschäft

Intensive Kontrolle des Geschäfts führte zu deutlicher Sanierung des Portefeuilles der Clarendon

Unser Programmgeschäft wird maßgeblich von unserer Tochtergesellschaft Clarendon Insurance Group in New York gezeichnet, die seit 1999 zur Hannover Rück-Gruppe gehört. Seit Mitte 2001 wird die Clarendon von einem neuen Management geleitet. Dieses verfolgt eine Geschäftspolitik, bei der die Qualität des Bruttogeschäfts stärker ins Zentrum der Betrachtung rückt als früher. Um Qualität und Profitabilität des Geschäfts sicherzustellen, wurde eine Reihe von Maßnahmen eingeleitet. Zum einen haben wir die Auswahl, die Beurteilung und die Kontrolle der Zeichnungsagenturen erheblich verstärkt. Hieraus ergab sich eine intensive Sanierung des Portefeuilles. Zirka 50 % der Programme wurden beendet; das entspricht einem Prämienvolumen von rund 30 %. Dafür wurden neue Programme gezeichnet, die eine deutlich bessere Profitabilität versprechen.

Kennzahlen zum Programmgeschäft

in Mio. EUR	2002	2001	2000	1999
Gebuchte Bruttoprämien	2 729	2 457	1 974	1 364
Verdiente Nettoprämien	833	486	293	163
Versicherungstechnisches Ergebnis	52	40	-7	42
Operatives Ergebnis (EBIT)	69	34	5	29
Jahresüberschuss nach Steuern	43	18	3	16
Ergebnis je Aktie in EUR*	0,45	0,18	0,03	0,18
Selbstbehalt	38 %	27 %	15 %	12 %
Kombinierte Schaden-/Kostenquote	94 %	92 %	102 %	75 %

* *Vorjahreswerte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3*

Im Zuge dieser Umstrukturierungsmaßnahmen haben wir auch organisatorische Veränderungen vorgenommen und die Infrastruktur erheblich ausgebaut und gestärkt. Die Controlling- und Revisionsaufgaben wurden erweitert und die aktuarielle Überwachung des Geschäftes deutlich verbessert.

Gebuchte Bruttoprämien der Clarendon nach Sparten


Sonstige 2 %
Arbeiterunfall 18 %
Gewerbliche Haftpflicht 3 %
Unfall und Kranken 4 %
Gewerbliche Sach 5 %
Programme in Abwicklung 5 %
Gekündigte Programme 9 %
Hausbesitzer 13 %
Gewerbliche Kraftfahrt 13 %
Allgemeine Haftpflicht 14 %
Privat-Kraftfahrt 14 %

Gleichzeitig mit der beschriebenen Neuorientierung hat Clarendon auch ihren Selbstbehalt deutlich erhöht. Mittlerweile behält sie substanzielle Teile des Risikos in den eigenen Büchern; der Selbstbehalt ist stetig gestiegen und lag am Jahresende 2002 bei 32,5 %.

Die Qualität des Unternehmens kommt auch darin zum Ausdruck, dass die für das US-Geschäft ausschlaggebende Ratingagentur A.M. Best die Clarendon seit Jahren als „excellent" („A") einstuft.

Insgesamt hat sich die Clarendon unter ihrer neuen Leitung sehr positiv entwickelt. Die Bruttoprämie wuchs um 7,2 % auf 2,4 Mrd. EUR, die Nettoprämie konnte sogar um 88,1 % auf 568,1 Mio. EUR gesteigert werden. Das Nettoergebnis betrug 44,6 Mio. EUR.

Außer der Clarendon Group betreibt auch unsere amerikanische Tochtergesellschaft Insurance Corporation of Hannover (ICH) Programmgeschäft. Um die Aktivitäten des Konzerns im Programmgeschäft besser zu bündeln, haben wir die ICH mit Wirkung vom 31. Dezember 2002 in die

Inter Hannover baut Programmgeschäft in Europa aus

Clarendon-Gruppe integriert. Sie bildet damit eine sinnvolle Ergänzung zum Clarendon-Stammgeschäft, denn ICH versichert relativ kleine Programme, die sie ganz überwiegend im Selbstbehalt hält.

Ebenfalls im Segment Programmgeschäft tätig ist die International Insurance Company of Hannover Ltd. (Inter Hannover) in London. Die Inter Hannover zeichnet ihr Geschäft vornehmlich in Großbritannien und auf dem Kontinent. Die mit Abstand wichtigste Sparte ist die Kraftfahrt-Versicherung. Die Marktsituation in dieser Sparte ist nach wie vor auskömmlich, wenngleich sich die Ratensteigerungen des harten Marktes hier schneller abschwächen als erwartet. Im Berichtsjahr konnte die Inter Hannover die Anzahl der versicherten Programme in Großbritannien deutlich ausweiten; auch in Frankreich sowie in Norwegen und Schweden wurden gute Voraussetzungen geschaffen, die sich im Geschäftsjahr 2003 erstmals auswirken sollten. In Deutschland waren ebenfalls erste Erfolge bei der Markterschließung zu verzeichnen.

Insgesamt gelang es der Inter Hannover, ihre Bruttoprämie um 28,8 % auf 162,1 Mio. GBP (258,2 Mio. EUR) zu steigern. Die Nettoprämie wuchs um 71,0% auf 127,0 Mio. GBP (202,2 Mio. EUR). Das Berichtsjahr schloss mit einem Ergebnis von 7,0 Mio. EUR.

Kennzahlen der Programmgesellschaften vor Konsolidierung

2002 in Mio. EUR	Clarendon Insurance Group	ICH	Inter Hannover	Compass Insurance
Gebuchte Bruttoprämien	2 358	333	258	34
Verdiente Nettoprämien	568	41	202	22
Versicherungstechnisches Ergebnis	64	-8	1	-5
Operatives Ergebnis (EBIT)	68	–	7	-5
Jahresüberschuss/Fehlbetrag nach Steuern	45	1	7	-5

Neben den genannten Gesellschaften betreibt auch die Compass Insurance Holdings (Pty) Ltd., Johannesburg, die ebenfalls zur Hannover Rück-Gruppe gehört, Programmgeschäft. Die Gesellschaft wurde im Berichtsjahr erstmalig konsolidiert. Compass hat das Programmgeschäft auf dem südafrikanischen Markt durchgesetzt und konnte bereits gute Erfolge verbuchen. Das Unternehmen erzielte im Berichtsjahr Bruttoprämien in Höhe von 337,1 Mio. ZAR (34,2 Mio. EUR). Nach Rückversicherung verblieben davon 212,0 Mio. ZAR (21,5 Mio. EUR) als Nettoprämie. Compass schloss das Jahr, bedingt durch Aufwendungen für die Umstrukturierung, mit einem Nettoergebnis von -47,4 Mio. ZAR (-4,8 Mio. EUR), einer deutlichen Verbesserung gegenüber dem Vorjahr.

Über alle Gesellschaften, die unter dem Dach der Hannover Rück im Segment Programmgeschäft tätig sind, konnten wir im Berichtsjahr Bruttoprämien in Höhe von 2,7 Mrd. EUR (Vj. 2,5 Mrd. EUR) realisieren. Der Überschuss nach Steuern belief sich auf 43,3 Mio. EUR (17,8 Mio. EUR). Damit erreichte das Ergebnis je Aktie in diesem Geschäftsfeld 0,45 EUR (0,18 EUR).

Kapitalanlagen

Schwache Entwicklung der Aktienmärkte durch positive Entwicklung unseres Rentenportefeuilles kompensiert

Im Verlauf des ersten Quartals 2002 kam es zu einer allgemeinen Konsolidierung auf den internationalen Aktienmärkten, die durch einen vorwiegend seitwärts gerichteten Kursverlauf geprägt war. Dann aber setzte ein Kursverfall ein, der die führenden Leitindizes im vierten Quartal sogar die Tiefstände nach dem 11. September 2001 unterbieten ließ. Auslöser dieser Entwicklung waren neben der Unsicherheit über die weitere Konjunkturentwicklung vor allem der Vertrauensverlust auf Grund einzelner Bilanzmanipulationen, aber auch die Angst vor weiteren Terroranschlägen. Außerdem wirkte sich die Revision der Gewinnprognosen zahlreicher Unternehmen negativ aus. Diese Verunsicherung der Märkte setzte sich bis zum Jahresende fort. Geopolitische Krisen, wie der sich abzeichnende Irak-Krieg oder die Auswirkungen des Generalstreiks in Venezuela, machten die vage Hoffnung auf eine Jahresendrallye endgültig zunichte. Die wesentlichen Leitindizes schlossen auch im dritten aufeinander folgenden Jahr im negativen Bereich.

Aufteilung der Kapitalanlagen nach Währungen


JPY
1 %
ZAR
1 %
Sonstige
2 %
CAD
2 %
AUD
4 %
GBP
10 %
USD
46 %
EUR
34 %

Da sich die konjunkturelle Dynamik verlangsamt hatte, ergriff vor allem die Federal Reserve Bank wiederholt Maßnahmen zur Stimulierung der Märkte. So senkte die amerikanische Zentralbank den Leitzins zuletzt im November 2002 auf ein historisch niedriges Niveau von 1,25 %.

Reduzierung des Anteils an Dividendentiteln bewahrte uns vor allzu starken Wertberichtigungen

Dabei entwickelten die Volkswirtschaften Europas und Japans wenig eigene Dynamik und hofften, von der US-Konjunkturerholung profitieren zu können. Die Europäische Zentralbank folgte zwar im Dezember dem amerikanischen Beispiel mit einer Leitzinssenkung um 50 Basispunkte auf 2,75 %, weitergehende fiskalpolitische Impulse unterblieben jedoch wegen der Restriktionen des Stabilitäts- und Wachstumspakts.

Der Gesamtbestand unserer selbst verwalteten Kapitalanlagen, also unter Ausklammerung der Depotforderungen, ist im Berichtsjahr trotz gegenläufiger Effekte aus der Währungskursentwicklung um 4,8 % auf 12,7 Mrd. EUR gestiegen. Der hervorragende Verlauf unseres Rückversicherungsgeschäfts bewirkte einen deutlichen Mittelzufluss. Die schwache Entwicklung der Aktienmärkte wurde in unserem Portefeuille durch die positive Entwicklung des Rentenportefeuilles mehr als kompensiert, so dass wir zum Jahresende per Saldo unrealisierte Kursgewinne von 143,3 Mio. EUR zu verzeichnen hatten.

Der Euro legte im Jahresverlauf gegenüber der Mehrzahl der für uns wesentlichen Währungen, insbesondere gegenüber dem US-Dollar, deutlich zu. Ohne diesen Einfluss wäre das Volumen unserer Kapitalanlagen auf 12,8 Mrd. EUR gestiegen.

Da wir die Aktienmärkte nach wie vor skeptisch einschätzen, haben wir den Anteil an Dividendentiteln in unserem Portefeuille auch im Berichtsjahr weiter reduziert. Das Anlageuniversum bilden dabei weiterhin liquide Standardwerte der führenden Leitindizes (EuroStoxx, Nikkei, S&P 500). Zum Jahresende waren nur noch 5,7 % unserer Kapitalanlagen in börsennotierten Aktien investiert. Dadurch hatten wir weit weniger unter den schwachen Aktienmärkten zu leiden als viele andere Marktteilnehmer. Dennoch blieben auch wir von Wertminderungen nicht verschont. Entsprechend den Bilanzierungsgrundsätzen, die die Security Exchange Commission für Unternehmen formuliert hat, die nach US GAAP bilanzieren, haben wir grundsätzlich alle Wertpapiere, die sechs Monate lang mehr als 20 % unter ihrem Buchwert notierten, auf ihre Werthaltigkeit überprüft. Mit Blick auf die Schwäche der Kapitalmärkte auch zu Beginn des laufenden Jahres haben wir diese Wertpapiere ausnahmslos auf den Marktwert abgeschrieben. Damit betrugen die gesamten Abschreibungen auf börsennotierte Aktien im Berichtsjahr 164,6 Mio. EUR, wobei 67,7 Mio. EUR auf das 4. Quartal entfielen. Aus dem Verkauf von Aktien haben wir 52,5 Mio. EUR Verluste realisiert; der Saldo der unrealisierten Verluste auf unseren Aktienbestand betrug zum Jahresende -141,3 Mio. EUR.

Unsere langfristige Anlagestrategie in alternative Investments setzten wir auch im Berichtsjahr kontinuierlich fort. Die niedrige Korrelation mit den börsennotierten Anlagen führte insgesamt zu einer moderat positiven Wertentwicklung dieser Anlagen. Neue Investitionen erfolgten über Personengesellschaften und Beteiligungsstrukturen in den Sektoren Unternehmensbeteiligungen (37,2 Mio. EUR) und strukturierte Immobilienanlagen (60,0 Mio. EUR). Bestandsverkäufe und auslaufende Investments führten zu Abgangsgewinnen von 15,8 Mio. EUR. Soweit wir bei einzelnen Investments mit Ausfällen rechnen, haben wir Wertberichtigungen vorgenommen.

Festverzinsliche Wertpapiere waren auch im Berichtsjahr wieder die von uns bevorzugte Anlagekategorie. Im Jahresverlauf haben wir freie Liquidität aus Fälligkeiten und Mittelzuflüssen vorrangig in Papiere mit kurzen bzw. mittleren Restlaufzeiten investiert, um das Zinsänderungsrisiko gering zu halten. Unsere Bestände an festverzinslichen Wertpapieren haben sich von 8,8 Mrd. EUR auf 9,5 Mrd. EUR erhöht, was einem Anteil von 74,7 % an unseren gesamten Kapitalanlagen entspricht.

Bei den festverzinslichen Wertpapieren ist es uns gelungen, die Qualität unseres Portefeuilles auf hohem Niveau zu halten. Der Anteil der mit „AA" und besser eingestuften Wertpapiere lag mit 78 % etwa auf Vorjahresniveau. Dass wir durch die spektakulären Unternehmenszusammenbrüche des Berichtsjahres nur geringfügig belastet wurden, belegt die Qualität auch unserer Unternehmensanleihen.

Zum Jahresende hielten wir 1,5 Mrd. EUR in kurzfristigen Kapitalanlagen, einschließlich Tages- und Festgelder. Waren es im Vorjahr erwartete Großschadenzahlungen, die uns veranlassten, relativ hohe Liquiditätsbestände zu halten, so war es im Berichtsjahr die Situation am Kapitalmarkt. Wir wollen einerseits flexibel auf günstige Marktsituationen reagieren können und andererseits das Verlustpotenzial aus dem Portefeuille begrenzen.

Anstieg der gesamten Kapitalanlagen auf 20,3 Mrd. EUR

Die ordentlichen Kapitalanlageerträge konnten wir um 177,6 Mio. EUR auf 1,1 Mrd. EUR steigern, bei gleichzeitigem Anstieg der gesamten Kapitalanlagen einschließlich der Depotforderungen um 5,3 % auf 20,3 Mrd. EUR. Während im Berichtsjahr die laufenden Renditen weltweit rückläufig waren, lässt sich der überproportionale Anstieg primär auf höhere Depotzinserträge zurückführen.

Deutliche Steigerung unseres außerordentlichen Kapitalanlageergebnisses im Vergleich zum Vorjahr

Der Saldo aus realisierten Kursgewinnen und -verlusten ist im Vergleich zum Vorjahr deutlich gestiegen. Durch den Verkauf von Wertpapieren wurden 201,9 Mio. EUR Abgangsgewinne erzielt. Dem standen Abgangsverluste in Höhe von 108,6 Mio. EUR gegenüber. Im Vergleich zum Vorjahr ergab sich somit ein um 37,4 Mio. EUR höherer Saldo von 93,3 Mio. EUR.

Deutlich ergebnisbelastend wirkte sich der Abwärtstrend auf den Aktienmärkten aus. Die Abschreibungen auf unsere Kapitalanlagen, vorwiegend auf Aktien, sind um 177,8 Mio. EUR auf 207,0 Mio. EUR gestiegen.

Qualität der festverzinslichen Wertpapiere


< BBB
3 %
BBB
5 %
A
14 %
AA
19 %
AAA
59 %

Insgesamt sank das Kapitalanlageergebnis von 945,7 Mio. EUR auf 928,4 Mio. EUR. Darin sind jedoch auch Währungskurseffekte enthalten, die unser Kapitalanlageergebnis in diesem Jahr belasten. Unter Berücksichtigung des derzeitigen Marktumfeldes sind wir mit dem Ergebnis aus unseren Kapitalanlagen durchaus zufrieden. Unsere strategische Positionierung hat sich – wie bereits im Vorjahr – als richtig erwiesen.

Der sprichwörtliche Boden unter den Füssen ist für uns Siedlungsraum und dient unserer Nahrungsmittelversorgung.



Von den 20 Prozent der Erdoberfläche, die landwirtschaftlich nutzbar wären, wird auf etwas mehr als einem Drittel Ackerbau betrieben. Die Menschheit nutzt die übrigen Bodenflächen als Siedlungsraum ebenso wie als Grundlage für Straßen und Industrieanlagen. Aber vieles, was wir aus dem Angebot von Boden und Erde nutzen können, findet sich nicht auf der Oberfläche, sondern tief unter ihr: die momentan unverzichtbaren Energielieferanten Öl, Kohle



DOCH DER LEBENSRAUM BIRGT AUCH LEBENSBEDROHLICHE GEFAHREN, DIE SICH IN ERDBEBEN ODER VULKANAUSBRÜCHEN ZEIGEN.



Die gesamte Erdoberfläche ist ständig in Bewegung, und an den Rändern der 14 großen tektonischen Platten sind die Auswirkungen am intensivsten spürbar. Ungeheure Kräfte unter der Erdoberfläche lassen Gebirge und Meere entstehen, bewirken aber auch Beben und Vulkanausbrüche. Allein in den letzten hundert Jahren sind über eine Million Menschen durch Erdbeben getötet worden. Besondere Bedeutung für unsere Branche hat das große Beben von 1906 in San Francisco, das die Stadt bis auf die Grundmauern zerstörte. Die Begleichung der immensen Schäden führte die Erstversicherer an die Grenzen ihrer Leistungsfähigkeit. Dieses Ereignis und seine Folgen machten die Bedeutung der Rückversicherungen für die versicherten Risiken auf äußerst eindringliche Weise deutlich.

Risikobericht

Die Übernahme von Risiken und deren professionelles Management ist unser Kerngeschäft als international tätiges Rückversicherungsunternehmen. Insofern ist das professionelle Bewerten und Bewältigen von Risiken für uns ein bedeutsamer Wettbewerbsfaktor und wesentliches Element der Unternehmenssteuerung des Hannover Rück-Konzerns. Unsere Unternehmensstrategie ist auf eine nachhaltige Steigerung des Unternehmenswerts ausgerichtet. Daraus folgt, dass wir unternehmerische Risiken gezielt eingehen, soweit die damit verbundenen Chancen eine entsprechende Steigerung des Unternehmenswerts erwarten lassen.

Organisation des Risikomanagements

Das Risikomanagement der Hannover Rück wird zentral koordiniert, basiert aber auf dezentraler Verantwortung in den jeweiligen Bereichen. Die Gesamtverantwortung für das Risikomanagement orientiert sich an den jeweiligen strategischen Geschäftsfeldern, innerhalb derer die verantwortlichen Vorstände die operativen Ziele festlegen. Dezentrale Risikocontroller haben die Aufgabe, in den jeweiligen Geschäftsfeldern erhöhte Risiken schnellstmöglich zu identifizieren und unverzüglich Maßnahmen einzuleiten. Dazu existieren verschiedene, dem individuellen Risiko angepasste Messverfahren, die sich in ihrer Gestaltung und im Detaillierungsgrad der Berichterstattung unterscheiden. Im Rahmen unseres Risikomanagementsystems werden alle aus heutiger Sicht denkbaren ergebnis- und bestandsgefährdenden Risiken vollständig und systematisch erfasst. Die Aktualität unseres Risikoportefeuilles ist sichergestellt, sowohl auf der Ebene der Einzelrisiken als auch auf der Ebene der sich kumulierenden Risiken, durch festgelegte Berichterstattungen sowie eine jährliche Risikoinventur. Unsere Risikoberichterstattung besteht primär aus Standard- und Ad-hoc-Berichten, die innerhalb einer eigens dafür entwickelten DV-Anwendung dargestellt werden und dem Vorstand der Hannover Rück eine genaue Einschätzung der Situation ermöglichen. Quantifiziert werden die Risiken hinsichtlich ihrer Eintrittswahrscheinlichkeit und ihres Verlustpotenzials. Die grundlegenden Elemente des Risikomanagements sind in Richtlinien niedergelegt, die für den gesamten Hannover Rück-Konzern gültig sind. Unabhängig von diesen fest installierten Verfahren prüft die interne Revision die Einhaltung der festgelegten Prozesse in allen Funktionsbereichen unseres Hauses.

Aktualität des Risikoportefeuilles durch jährliche Risikoinventur gewährleistet

Die Risikolage unseres Unternehmens ergibt sich aus der Gesamtbetrachtung der folgenden Risikokategorien:

- Globale Risiken,
- strategische Risiken,
- operative Risiken; diese unterteilen wir in
  - versicherungstechnische Risiken,
  - Kapitalanlagerisiken sowie
  - operationale Risiken.

Globale Risiken

Globale Risiken entstehen beispielsweise aus Änderungen rechtlicher, einschließlich aufsichts- und steuerrechtlicher Rahmenbedingungen, die nicht direkt im Einflussbereich des Rückversicherers liegen. Hervorzuheben sind auch gesellschaftliche, demografische oder versicherungswirtschaftliche Entwicklungen, sowie Veränderungen auf Grund von Umwelt- und Klimaeinflüssen. Derartige Gefahrenpotenziale lassen sich kaum reduzieren und nur bedingt vermeiden. Steuerungsmaßnahmen müssen daher darauf abzielen, gefährdende Entwicklungen möglichst früh zu erkennen.

Schadentrends werden zur frühzeitigen Erkennung gefährdender Entwicklungen kontinuierlich überwacht

Deshalb überwachen wir zum Beispiel kontinuierlich die Schadentrends. Von Bedeutung sind zurzeit Haftpflichtrisiken durch Schimmelpilze in den USA, asbestbedingte Risiken in Euro-

pa oder auch die Regulierung von Kraftfahrzeug-Haftpflichtschäden im Ausland (Grüne Karte).

Eine Beobachtung der jeweiligen nationalen wirtschaftlichen Rahmenbedingungen erfolgt hingegen primär dezentral innerhalb unserer Geschäftsfelder, durch deren Marktnähe und Erfahrung sichergestellt ist, dass auch „schwache Signale" rechtzeitig erkannt werden. Eines der zentralen Probleme der Rückversicherungswirtschaft ist die weltweit zunehmende Zahl der Naturkatastrophen und das damit verbundene hohe Schadenpotenzial. Wir analysieren daher anhand von detaillierten Simulationsmodellen die Erhöhung der Frequenz und des Schadenumfangs von Naturkatastrophen durch Klimaveränderungen. Auf der Basis dieser Analysen bestimmen wir dann die maximale Haftung, die wir im Konzern übernehmen wollen, sowie unseren eigenen Rückversicherungsbedarf.

Detaillierte Simulationsmodelle analysieren Schadenpotenzial

Strategische Risiken

Strategische Risiken entstehen primär aus einem Missverhältnis zwischen der definierten Unternehmensstrategie und den sich permanent ändernden Rahmenbedingungen. Die Rahmenbedingungen werden durch die Kundenwünsche einerseits und die Strategien der Wettbewerber andererseits beeinflusst. Unser oberstes strategisches Ziel besteht darin, uns als überdurchschnittlich profitabler, optimal diversifizierter und wirtschaftlich eigenständiger Rückversicherungskonzern dynamisch zu entwickeln. Abgeleitet von diesem strategischen Ziel haben die einzelnen Geschäftsfelder der Hannover Rück detaillierte und in sich konsistente Detailstrategien. Um die Umsetzung der strategischen Vorgaben auch operativ kontrollieren zu können, haben wir unternehmensübergreifende Kennziffern und Controllingprozesse definiert, die den jeweiligen Beitrag eines Geschäftssegments zum Gesamtunternehmenserfolg messen und steuern.

Im Berichtsjahr haben wir unser wertorientiertes Steuerungs- und Führungssystem weiter ausgebaut. Durch die sukzessive Einführung von Intrinsic Value Creation (IVC) implementieren wir eine Spitzenkennzahl, mit der alle übergreifenden Managementprozesse konsequent auf Wertsteigerung ausgerichtet werden. IVC stellt dabei eine objektive Kennzahl dar, mit der Führungskräfte zu wertorientiertem Handeln motiviert und wertvernichtende Fehlsteuerungen vermieden werden.

Individuelle Mechanismen zur Steuerung versicherungstechnischer Risiken implementiert

Operative versicherungstechnische Risiken

Das versicherungstechnische Risiko beinhaltet primär die Gefahr, Risiken zu übernehmen, die die vorhandene Finanzkraft übersteigen, aber auch solche Fälle, in denen die im Vorfeld kalkulierten Prämien nicht ausreichen, um die resultierenden Schadenbelastungen finanzieren zu können. Mögliche Ursachen hierfür sind z. B. unzutreffende Kalkulationsannahmen oder -modelle, unerwartete Schadenentwicklungen, unzureichende Rückstellungen sowie eine nicht bedarfsgerechte eigene Rückversicherung oder der Ausfall von Retrozessionären. Im Konzern existieren verschiedene übergreifende, aber auch pro Geschäftsfeld individuelle Mechanismen zur Steuerung der versicherungstechnischen Risiken.

In der Schaden-Rückversicherung werden die Schadenreserven auf aktuarieller Basis ermittelt. Ausgangsbasis sind die Angaben der Zedenten. Die für dieses Geschäftssegment zusätzlich gebildete Spätschadenreserve wurde in Höhe von 1.014,1 Mio. EUR zu einem auf US GAAP-Basis deutlich über dem Mittelwert liegenden Konfidenzniveau gebildet. Die Reserve wird für die Sparten Sach, Haftpflicht und Kraftfahrt differenziert nach Risikoklassen und Regionen, und die Sparten Kredit, Luftfahrt und Transport werden in Summe errechnet.

Insgesamt werden in 50 Teilsegmenten auf der Basis von statistischen Abwicklungsdreiecken

und aktuariellen Methoden die erwarteten Endschadenquoten berechnet.

Latenzpotenziale „Asbest" und „Umwelt" umfassend abgedeckt

Die Hannover Rück zeichnet erst seit den siebziger Jahren Geschäft im US-Markt; dabei waren seinerzeit die Volumina noch sehr gering. Bis etwa 1985 wurden nur vergleichsweise wenige Haftpflichtzeichnungen getätigt. Daher haben wir ein relativ geringes Exposure in den Bereichen Asbest und Umwelt. Hinzu kommt, dass wir bereits zahlreiche exponierte Altverträge abgelöst haben, d. h. jegliche zukünftige Haftung aus diesen Verträgen entfällt. Asbest- und Umweltrisiken basieren also vor allem auf nichtproportionalen Deckungen in unserem Portefeuille, so dass ein erheblicher Teil potenzieller Risiken unter die Selbstbehalte unserer Zedenten fällt.

Die Entwicklungen auf dem US-Markt im Jahr 2002 zeigen eine spürbare Erhöhung von Asbest- und Umweltrisiken. Diese ist auch darauf zurückzuführen, dass neben dem bekannten Produkthaftungsaspekt auch die mögliche Haftung aus Schäden tritt, die nicht aus Produkthaftung abgeleitet ist ("Non-Product-Risks"). Zu derartigen Ansprüchen liegen uns zurzeit keinerlei konkrete Schadenmeldungen vor.

Zusatzreserven für asbestbedingte und Umweltschäden

	2002		2001	
	Zusatzreserven in Mio. EUR	Survival Ratio in Jahren	Zusatzreserven in Mio. EUR	Survival Ratio in Jahren
Asbestbedingte Schäden/Umweltschäden	84,4	16,9	51,8	12,5

Trotzdem haben wir vor dem Hintergrund erhöhter Risiken aus Asbest und Umwelt unsere Reserven gestärkt. Für 2002 wurden unsere eigenen Zusatzreserven um 39 % erhöht. Die relative Höhe dieser Reserven wird üblicherweise an Hand der „Survival Ratio" gemessen. Diese drückt aus, wie viele Jahre die Reserven ausreichen, wenn die jährlichen Schadenzahlungen unverändert bleiben. Am Ende des Berichtsjahres lag unsere Survival Ratio bei 16,9 und beweist damit – auch im Vergleich zu unseren Mitbewerbern – die Güte unserer Reserven. Erstmals berücksichtigen die Reserven auch Asbestschadenpotenziale aus unseren Vertragsverbindungen in Frankreich und England. Hierfür sind 10,5 Mio. EUR in den Zusatzreservierungen enthalten.

Insgesamt können wir somit feststellen, dass wir zum einen nur eine vergleichsweise geringe Exponierung in den Bereichen Asbest und Umwelt haben. Zum anderen sind unsere Reservierungen für diese Risiken umfangreich bemessen. Wir erwarten daher auch in Zukunft aus diesem Bereich keinerlei wesentliche Risiken.

Weiterhin betrachten wir die Abwicklung der Schadenrückstellung fortlaufend.

Auf der Grundlage von DRS 5–20 § 24 und des Statement of Position (SOP) 94-6 des AICPA „Disclosure of Certain Significant Risks and Uncertainties" wird in der nachfolgenden Tabelle die Netto-Rückstellung der Jahre 1993 bis 2002 für noch nicht abgewickelte Versicherungsfälle des Geschäftsfelds Schaden-Rückversicherung für alle wesentlichen Rückversicherungsgesellschaften sowie deren Abwicklung dargestellt. Damit sind über 95 % der Schadenrückstellungen des Geschäftsfelds erfasst.

Die Angaben für die Jahre 1993 bis 1997 wurden nach HGB erstellt. Seit 1998 basieren die Daten auf US-amerikanischen Rechnungslegungsprinzipien (US GAAP).

Die nachfolgende tabellarische Darstellung zeigt in Form des Abwicklungsdreiecks die bilan-

zielle Abwicklung der zum jeweiligen Stichtag gebildeten Rückstellung, die sich aus der Rückstellung für das jeweils aktuelle und die vorangegangenen Anfalljahre zusammensetzt. Dabei wird nicht die Abwicklung der Rückstellung einzelner Anfalljahre, sondern die Abwicklung der bilanziellen Rückstellung, die jährlich zum Stichtag gebildet wurde, ausgewiesen.

Das Abwicklungsdreieck – als Indikator für die Bemessung der Schadenrückstellungen – verdeutlicht, wie sich die Beurteilung der Rückstellung im Zeitablauf durch die geleisteten Zahlungen und die Neuberechnung der zu bildenden Rückstellung zum jeweiligen Bilanzstichtag verändert hat.

Nach SFAS 60 sind die Gesamtkosten für den Ausgleich eines Schadens einschließlich inflationärer und anderer sozialer und wirtschaftlicher Faktoren unter Verwendung von Erfahrungswerten und unter Berücksichtigung gegenwärtiger Trends anzusetzen. Die Schadenrückstellungen beruhen naturgemäß zu einem gewissen Grad auf Schätzungen, die regelmäßig mit einem Unsicherheitselement behaftet sind. Der Unterschied aus ursprünglicher und aktueller Einschätzung schlägt sich im Netto-Abwicklungsergebnis nieder. Ein maßgeblicher Einflussfaktor ist dabei auch die Wertentwicklung des Euro bezogen auf die wesentlichen Fremdwährungen.

Für die Hannover Rück sind insbesondere US-Dollar und Pfund Sterling (vgl. Kapitel 7.7 im Konzern-Anhang) maßgebliche Fremdwährungen. Der Wertverlust dieser Währungen im Vergleich zum Vorjahr (USD -18,1 % und GBP -6,8 %) gegenüber dem Euro führte zu einem Rückgang der Schadenrückstellungen.

Netto-Schadenrückstellung und deren Abwicklung

in Mio. EUR	31.12. 1993	31.12. 1994	31.12. 1995	31.12. 1996	31.12. 1997	31.12. 1998	31.12. 1999	31.12. 2000	31.12. 2001	31.12. 2002
Nettorückstellung für noch nicht abgewickelte Versicherungsfälle	3 486,5	3 735,6	3 957,6	4 304,7	4 849,4	5 002,1	5 696,3	6 162,3	6 867,8	5 846,1
Kumulierte Zahlungen für das betreffende Jahr und Vorjahre										
ein Jahr später	685,1	686,3	841,2	822,1	796,9	1 114,9	1 287,2	1 690,4	1 986,7	
zwei Jahre später	1 054,8	1 206,0	1 481,6	1 259,0	1 423,4	1 759,0	2 029,8	2 659,3		
drei Jahre später	1 427,3	1 583,6	1 786,5	1 652,0	1 808,5	2 209,0	2 592,6			
vier Jahre später	1 714,3	1 804,8	2 039,2	1 905,3	2 105,2	2 575,8				
fünf Jahre später	1 874,5	1 986,6	2 214,1	2 102,5	2 327,8					
sechs Jahre später	2 003,8	2 122,8	2 356,2	2 261,5						
sieben Jahre später	2 094,0	2 230,0	2 478,4							
acht Jahre später	2 176,9	2 324,6								
neun Jahre später	2 250,9									
Nettorückstellung für das betreffende Jahr und Vorjahre zuzüglich der bislang geleisteten Zahlungen auf die ursprüngliche Rückstellung										
am Ende des Jahres	3 486,5	3 735,6	3 957,6	4 304,7	4 849,4	5 002,1	5 696,3	6 162,3	6 867,8	5 846,1
ein Jahr später	3 216,0	3 475,7	4 110,2	4 339,1	4 484,9	5 322,2	5 885,0	6 265,0	6 819,2	
zwei Jahre später	3 041,0	3 403,5	4 060,9	4 005,9	4 590,9	5 217,8	5 482,1	6 017,5		
drei Jahre später	3 101,6	3 528,6	3 835,6	4 016,0	4 435,9	4 841,0	5 125,7			
vier Jahre später	3 211,7	3 356,2	3 811,4	3 883,9	4 153,7	4 630,3				
fünf Jahre später	3 066,0	3 329,1	3 695,1	3 666,3	3 949,5					
sechs Jahre später	3 049,4	3 268,3	3 547,6	3 489,2						
sieben Jahre später	2 990,8	3 177,8	3 417,5							
acht Jahre später	2 939,3	3 059,5								
neun Jahre später	2 830,3									
Abwicklungsergebnis der Schadenrückstellung	656,2	676,1	540,1	815,5	899,9	371,8	570,6	144,8	48,5	
davon Währungskurseinfluss	-125,2	-331,4	-535,4	-341,9	-65,4	-299,7	149,0	344,1	543,9	
Abwicklungsergebnis ohne Währungskurseinfluss	781,4	1 007,5	1 075,5	1 157,4	965,3	671,5	421,6	-199,3	-495,4	

Kombinierte Schaden-/Kosten- und Großschadenquote

in %	2002	2001	2000	1999	1998	1997*	1996*	1995*	1994*	1993*
Schaden-/Kostenquote	96,3	116,5	107,8	111,1	108,1	99,5	100,4	98,4	97,2	102,2
davon Großschäden	5,2	23,0	3,7	11,4	3,5	1,5	0,9	2,7	4,1	1,5

* auf HGB-Basis

Im Hinblick auf das Prämien-/Leistungsrisiko in der Schaden-Rückversicherung betrachten wir auch die kombinierte Schaden-/Kostenquote im Zeitablauf. Dies erfolgt mit und ohne Berücksichtigung von Großschäden (Naturkatastrophen sowie sonstige Großschäden).

Ein elementares Instrument der Risikobegrenzung sowie der Ergebnisstabilisierung ist die Retrozession. Risiken ergeben sich dadurch, dass Prämien immer zu Beginn der Vereinbarung zu zahlen sind, bis zur Auszahlung der Schäden aber lange Zeiträume vergehen können, teilweise Jahrzehnte. Von besonderer Bedeutung ist daher die sorgfältige Auswahl der Retrozessionäre. Bei der Beurteilung unserer Retrozessionäre richten wir uns primär nach den Einschätzungen der international anerkannten Ratingagenturen, die wir durch eigene Bilanz- und Marktanalysen ergänzen. Unser Security-Ausschuss klassifiziert die von der Hannover Rück genutzten Rückversicherer verbindlich für die Hannover Rück-Gruppe.

Mehr als 96 % unserer Retrozessionäre wurden mit einem so genannten Investment-Grade-Rating klassifiziert (AAA bis BBB). Lediglich 4 % unserer Retrozessionäre fallen nicht in diese Kategorie.

Die durchschnittliche Ausfallquote der letzten drei Jahre betrug 0,4 %. Bezogen auf die wesentlichen Gesellschaften des Hannover Rück-Konzerns waren am Bilanzstichtag 9,2 % unserer Forderungen aus dem Rückversicherungsgeschäft älter als 90 Tage.

Ein weiteres Element unserer geschäftsfeldübergreifenden Risikosteuerung ist die szenarienbasierte Finanzanalyse auf US GAAP-Basis. Im Rahmen dieser Analysen werden die Auswirkungen angenommener Szenarien (z. B. Schadenereignisse sowie Kapitalmarktentwicklungen) im Hinblick auf die Vermögens-, Ertrags- und Finanzlage dargestellt. Die Ergebnisse der Finanzanalyse erlauben je nach den Simulationsergebnissen eine Priorisierung risikopolitischer Maßnahmen.

Forderungshöhe gegenüber Rückversicherern nach externen Ratingklassen in Prozent


Ohne Rating
2 %
AAA
6 %
< BBB
2 %
BBB
8 %
AA
50 %
A
32 %

Im Bereich der Personen-Rückversicherung bemessen sich die Rückstellungen prinzipiell nach den Aufgaben der Zedenten. Die Vorschriften der lokalen Aufsichtsbehörden stellen grundsätzlich sicher, dass diese von den Zedenten errechneten Rückstellungen allen lokalen Anforderungen hinsichtlich Berechnungsmethoden und Annahmen (z. B. Verwendung von Sterbe- und Invaliditätstafeln, Annahmen zur Stornowahrscheinlichkeit etc.) genügen.

Operative Kapitalanlagerisiken

Unsere Kapitalanlagestrategie richtet sich an der Duration unserer Verpflichtungen und dem Bestreben, eine angemessene Verzinsung zu erreichen, aus. Die Risiken im Kapitalanlagebereich umfassen primär das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Zu den Risiken eines international tätigen Rückversicherers gehört aber beispielsweise auch das Währungsrisiko, das wir dadurch begrenzen, dass wir Verpflichtungen in Fremdwährungen durch Kapitalanlagen in ent-

sprechenden Währungen möglichst kongruent bedecken. Durch diese Strategie werden Währungsgewinne und -verluste weitestgehend vermieden bzw. ausgeglichen.

Asset Liability Management verknüpft Rückversicherung und Kapitalanlagen

Die Kapitalanlagebestände resultieren zu einem bedeutenden Teil aus Versicherungsprämien, die für künftige Schadenzahlungen zurückgestellt werden. Die Verknüpfung der Rückversicherung mit den Kapitalanlagen leistet ein Asset-Liability-Management. Dass die vom Vorstand beschlossenen Kapitalanlagerichtlinien eingehalten werden, wird u. a. durch eine strikte Funktionstrennung zwischen Disposition, Abwicklung und Risikocontrolling mit festgelegten Berichten und Analysen sichergestellt.

Den Risiken im Kapitalanlagebereich begegnen wir mit einer Vielzahl effizienter Steuerungs- und Kontrollmechanismen, die sich an den von der Bundesanstalt für Finanzdienstleistungsaufsicht (BAFin) erlassenen Vorschriften orientieren.

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsveränderung auf Marktwertbasis in Mio. EUR
Aktien	Aktienkurse -20 %	-143,5
Festverzinsliche Wertpapiere	Renditeanstieg +100 Basispunkte	-300,3
Festverzinsliche Wertpapiere	Renditerückgang -100 Basispunkte	344,8

Zusammensetzung der festverzinslichen Wertpapiere nach Ratingklassen

Rating	Staatsanleihen		Unternehmensanleihen		Sonst. festverzinsliche Wertpapiere	
	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR
AAA	78,3	2 697,8	38,8	1 500,4	64,8	1 416,1
AA	19,5	672,1	20,6	796,1	14,0	306,8
A	2,2	75,8	27,7	1 070,4	6,5	142,0
BBB	–	–	9,8	378,7	4,1	90,7
< BBB	–	0,4	3,1	118,8	10,6	230,9
Gesamt	100,0	3 446,1	100,0	3 864,4	100,0	2 186,5

Operationale Risiken

Zu den operationalen Risiken gehören unter anderem die betrieblichen Risiken wie menschliches Versagen, mangelhafte Kontrollen und organisatorische Defizite. Wichtiger Bestandteil der Sicherungsmaßnahmen ist das Interne Kontrollsystem (IKS), das alle aufeinander abgestimmten und miteinander verbundenen Kontrollen, Maßnahmen und Regelungen umfasst. Die interne Revision überprüft regelmäßig die Funktionsfähigkeit des IKS in allen Funktionsbereichen unseres Hauses.

Die technische Abhängigkeit der Kernprozesse des Unternehmens von der Informations-Technologie nimmt rapide zu – und damit auch das entsprechende Gefahrenpotenzial. Die Sicher-

stellung einer hohen Verfügbarkeit der Anwendungen und die Unversehrtheit von kritischen Unternehmensdaten ist für uns von elementarer wirtschaftlicher Bedeutung. Damit auch künftig das vorhandene hohe Sicherheitsniveau gewährleistet ist, haben wir im Berichtsjahr das Projekt „Information Security" begonnen. Dieses Projekt untersucht und ergänzt, so geboten, die bestehenden Sicherheitsmaßnahmen in der Hannover Rück-Gruppe.

Unter operationalen Risiken verstehen wir darüber hinaus auch Risiken des Personalmanagements. In allen Märkten, in denen wir tätig sind, herrscht ein intensiver Wettbewerb um qualifizierte Fach-und Führungskräfte. Rückversicherung ist eine sehr komplexe Finanzdienstleistung, deren Erfolg maßgeblich von der Expertise, Motivation und Einsatzbereitschaft unserer Mitarbeiter abhängt. Wir pflegen daher beispielsweise intensive Kontakte zu verschiedenen Universitäten und legen großen Wert auf Personalentwicklungs- und Ausbildungsmaßnahmen.

Hohes Sicherheitsniveau bleibt gewährleistet

Einschätzung der Risikolage

Wir sind als international agierender Rückversicherungskonzern mit vielen potenziellen Risiken konfrontiert, die einen nicht unerheblichen Einfluss auf unsere Ertrags- und Vermögenslage haben können. Auf der Basis unserer derzeitigen Erkenntnisse sehen wir jedoch keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Vermögens-, Finanz- und Ertragslage wesentlich und nachhaltig beeinträchtigen könnten.

Personalbericht

Die Zahl der Mitarbeiter* im Konzern ist im Berichtsjahr um 13,2 % auf 2.016 (1.781) gestiegen. Damit haben wir weltweit 235 neue Arbeitsplätze geschaffen. 81,7 % dieses Zuwachses entfielen auf das Ausland. Mit 165 Arbeitsplätzen war der absolute Zuwachs in den USA (+27,7 %), gefolgt von Großbritannien mit 10 (+16,9 %) Mitarbeitern am größten. Damit haben wir die Strategie der letzten Jahre, die bewusste Stärkung und den Ausbau der internationalen Organisation, fortgesetzt. In Hannover stieg der Personalbestand auf 750 (707) Mitarbeiter (+6,1 %). Der Anteil der weiblichen Mitarbeiter beträgt 55,2 % (53,4 %) weltweit.

Diese Personalentwicklung ist Ergebnis unserer konsequent umgesetzten Strategie, in Zielmärkten ergebnisorientiert zu wachsen und mit kompetenten Mitarbeitern präsent zu sein.

Qualifikation und Motivation seiner Mitarbeiter sind neben der Kapitalausstattung für ein weltweit tätiges Finanzdienstleistungsunternehmen Garanten des Erfolges. Diese Faktoren kontinuierlich zu fördern, war auch im Berichtsjahr vorrangiges Ziel unserer Personalentwicklungs- und Führungsarbeit.

Um eine enge Verzahnung von Konzern- und Personalstrategie zu gewährleisten, haben wir im Bereich Human-Resources-Management eine strategische Methode unter dem Namen „Performance Excellence" eingeführt. Damit wollen wir in Zukunft eine kontinuierliche Verbesserung der Steuerungsinstrumente Geschäftspolitik, Führung, Mitarbeiterqualität sowie Ressourcen- und Prozessmanagement erreichen.

Personalführungsinstrumente sind wichtiger Bestandteil der ganzheitlichen Managementstrategie

Mit Zielvereinbarungen unterstützen wir unser permanentes Bemühen, die aus der Unternehmensstrategie abgeleiteten Ziele zu erreichen, und zwar für jeden einzelnen Bereich und jede einzelne Führungskraft. Dieser Management-by-Objectives-Prozess ist für die gesamte Hannover Rück-Gruppe festgelegt und stellt somit die Identifikation der Führungskräfte mit den Unternehmenszielen sicher. Folgerichtig orientiert sich die variable Vergütung an dem Maß der Zielerreichung und schafft damit Anreize für ein in jeder Beziehung lohnenswertes Engagement. Der im

Unsere Mitarbeiter sind die Garanten unseres Erfolgs

* *der Begriff „Mitarbeiter" steht für weibliche und männliche Angestellte*

Jahr 2001 begonnene 270°-Feedback-Prozess wurde im Berichtsjahr auf den gesamten Führungskreis ausgedehnt. Die dabei erarbeiteten Verbesserungspotenziale bieten Grundlage und Chance für die persönliche Weiterentwicklung der Führungskraft.

Angestellte Mitarbeiter nach Ländern

Land	2002 Gesamt	2002 davon männlich	2002 davon weiblich	2001 Gesamt
USA	760	307	453	595
Deutschland	750	358	392	707
Südafrika	153	69	84	152
Schweden	75	29	46	77
Großbritannien	69	34	35	59
Australien	43	19	24	39
Frankreich	33	18	15	31
Malaysia	31	14	17	27
Irland	27	16	11	23
Mexiko	18	12	6	21
China	18	8	10	15
Italien	8	4	4	11
Bermuda	7	4	3	5
Spanien	6	2	4	6
Japan	6	4	2	5
Kanada	6	2	4	3
Taiwan	5	2	3	4
Korea	1	1	0	1
Gesamt	**2 016**	**903**	**1 113**	**1 781**

Führungskräfteentwicklung

Komplexität des Rückversicherungsgeschäfts erfordert ständige Lernbereitschaft unserer Mitarbeiter

Die Anregungen, die wir aus dem Mitarbeiter- und dem 270°-Feedback sowie den Positionsbewertungen erhielten, haben wir in einem dreiteiligen Seminar für die persönliche Entwicklung unserer neuen Führungskräfte zusammengefasst; denn Führung anderer setzt die Fähigkeit voraus, die eigene Person zu führen. Neben der Vermittlung von Grundlagenwissen zur Rolle der Führungskraft geht es in diesem Seminar um Leitbilder und die realistische Einschätzung der eigenen Situation. Weitere Themen sind das Verhalten in Gruppen und die Führung von Teams sowie Konfliktmanagement und das Gestalten von Veränderungsprozessen. Darüber hinaus können sich die Führungskräfte von einem selbst gewählten, erfahrenen Coach begleiten lassen.

Die Komplexität des Rückversicherungsgeschäftes und der von den internationalen Märkten ausgehende Wettbewerbsdruck erfordern eine ständige Lernbereitschaft. Mit dem Einsatz modernster Lehrmethoden wollen wir unsere Mitarbeiter ermutigen und unterstützen. Programmierte und strukturierte Unterweisungen und Anschauungsmaterialien dienen der individuellen Vorbereitung für nachfolgende konzentrierte

Workshops. PC-unterstützte Lernverfahren befinden sich derzeit in einem Versuchsstadium. Sie sollen ein individuelles Feedback über den erreichten Wissensstand ermöglichen und dem Mitarbeiter erlauben, einen eigenen, von anderen Lernteilnehmern unabhängigen Lernrhythmus zu entwickeln.

Unser im Jahr 2000 entwickeltes Unternehmensplanspiel nimmt inzwischen einen festen Platz als ganzheitliches komplexes Lernsystem ein. Es stellt ein ausgezeichnetes Lernfeld für Teilnehmer und Dozenten aus den eigenen Reihen dar.

Mit der Einführung des „Employee-Self-Service" in der Zentrale in Hannover haben wir im Berichtsjahr einen entscheidenden Schritt in Richtung elektronischer Personalarbeit getan. Unsere Mitarbeiter sind nunmehr in der Lage, online Einsicht in Teile ihres persönlichen Datenbestandes zu nehmen. Das schafft Vertrauen und hilft, mögliche Differenzen schnell zu klären. Demnächst werden wir darüber hinaus den Führungskräften mit dem „Manager-Desktop" ein breites Spektrum an Führungsinformationen online zur Verfügung stellen.

Wir rekrutieren Talente über Hochschulkontakte und -fachmessen

Mit besonderem Engagement pflegen wir unsere bestehenden Hochschulkontakte und besuchen die einschlägigen Hochschulkontaktmessen. Eine positive Rückmeldung sehen wir in der stark gestiegenen Anzahl von besonders qualifizierten Bewerbungen. Trainees durchlaufen bei uns ein 18-monatiges Programm für Nachwuchsführungskräfte und lernen in Aufenthalten von sechs bis 12 Wochen das Unternehmen von vielen Seiten kennen. Zudem ermöglichen wir Praktikanten Einblick in diverse Unternehmensbereiche und unterstützen Diplomanden bei ihrer Diplomarbeit in rückversicherungsrelevanten Themenstellungen durch entsprechende Stipendien.

Mit der international ausgerichteten Berufsakademie Berlin und der Leibniz-Akademie Hannover bilden wir im dualen Bildungsgang Betriebswirte im praxisorientierten Studium aus.

Dank an die Belegschaft

Wir danken den Mitarbeitern aller Gruppengesellschaften für ihr großes Engagement und ihre Loyalität im Geschäftsjahr 2002. In diesen Dank schließen wir den Betriebsrat und den Sprecherausschuss der Zentrale mit ein.

Ausblick

Das derzeitige wirtschaftliche Umfeld ist von hoher Unsicherheit geprägt. Der Irak-Krieg und die Angst vor erneuten Terroranschlägen drücken die Stimmung. Wir befinden uns offenbar in einem länger andauernden Abschwung. Ein Ende dieser Abwärtsbewegung ist noch nicht in Sicht; Experten rechnen für 2003 mit einer Stagnation, maximal mit einem Wachstum von 1 % bis 2 %. Einige Zentralbanken, darunter die europäische, haben weitere Zinssenkungen angekündigt, um die Wirtschaft zu beleben. Es ist jedoch fraglich, ob diese geldmarktpolitischen Maßnahmen in der derzeitigen Situation die beabsichtigte Wirkung erzielen. Die Stimmung auf den Kapitalmärkten ist gedrückt, und es erscheint nicht so, als würde sich dies kurzfristig ändern.

Die USA haben als Wachstumsmotor für die Weltwirtschaft an Kraft eingebüßt. Auf Grund der geringen Auslastung der industriellen Produktion sind die Investitionen spürbar zurückgegangen. Auch das Angebot günstiger Kredite vermag hier keine Abhilfe zu schaffen. Der private Konsum und der Immobilienmarkt waren in den Vereinigten Staaten bisher noch die wesentliche Stütze der Wirtschaft. Angesichts der steigenden Arbeitslosigkeit drohen aber auch diese Faktoren an Zugkraft zu verlieren.

Japan, die zweitgrößte Volkswirtschaft der Welt, befindet sich bereits seit geraumer Zeit in einer Phase der Stagnation. Deutschland setzt momentan noch auf seine Exporte, die Binnen-

nachfrage ist aber spürbar zurückgegangen. Auch hier ist eine kurzfristige Erholung noch nicht absehbar.

Die Versicherungswirtschaft wird sich auch im Jahr 2003 nicht von der weltwirtschaftlichen Entwicklung und den schwierigen Bedingungen auf den Kapitalmärkten abkoppeln können. Somit ist der Druck besonders groß, gute versicherungstechnische Ergebnisse zu erzielen. Die Schadenversicherung steht insgesamt unter dem Eindruck geringerer Rückversicherungskapazitäten und gestiegener Raten sowie verbesserter Konditionen. Aus Sicht der Rückversicherer ist deshalb davon auszugehen, dass die günstigen Marktbedingungen in der Schaden-Rückversicherung auch 2003 anhalten werden. Bei den Personenversicherungen ist ein allgemeiner Trend zu mehr Eigenvorsorge für das Alter und die Gesundheit festzustellen. Hieraus dürften sich Wachstumsimpulse für die Rückversicherung ergeben.

Strategische Entscheidungen

Strategisch haben wir für 2003 einige bedeutsame Weichen gestellt. So wurde das Geschäft mit dem HDI neu strukturiert. Wir platzieren künftig nicht mehr das gesamte Rückversicherungsvolumen des HDI im Markt, sondern werden lediglich präferierter Rückversicherer sein und künftig nur das selbst gehaltene Volumen in unsere Bücher nehmen. Wir haben damit weiterhin die Möglichkeit, interessante Portefeuilles rückzuversichern, belasten jedoch unsere Bilanz nicht mehr mit dem für den HDI retrozedierten Geschäft. Diese Umstrukturierung bedeutet für die Hannover Rück mittelfristig eine spürbare Kapitalentlastung.

Außerdem haben wir eine erhebliche Neuorganisation der Insurance Corporation of Hannover (ICH) vorgenommen, die ebenfalls eine Senkung unserer Kapital-Erfordernisse mit sich bringt. Um die Aktivitäten im Konzern sowohl für das Programmgeschäft als auch im Rückversicherungsbereich besser zu bündeln, haben wir die ICH mit Wirkung vom 1. Januar 2003 ausschließlich auf das Programmgeschäft ausgerichtet. Teile des Rückversicherungsgeschäfts wurden auf die Hannover Rück übergeleitet, die restlichen Segmente haben wir eingestellt.

Schließlich werden wir auch in diesem Jahr konsequent jedes unserer 22 Business Center fortlaufend daraufhin untersuchen, ob es unseren Profitabilitätsansprüchen genügt.

Schaden-Rückversicherung

Wir profitieren weiterhin von den günstigen Marktbedingungen in der Schaden-Rückversicherung

Die Schaden-Rückversicherung erlebt trotz der schwierigen wirtschaftlichen Rahmenbedingungen derzeit eine Sonderkonjunktur. Die Auswirkungen des Zyklusaufschwungs mit profitablen Raten und vorteilhaften Konditionen werden voraussichtlich 2003 erstmalig unbeeinflusst von den Nachwehen des Zyklusabschwungs in der zweiten Hälfte der 90er Jahre spürbar werden.

Mit den Vertragserneuerungen zum 1. Januar 2003, bei denen knapp zwei Drittel unserer Verträge erneuert wurden, sind wir sehr zufrieden. Wir konnten Raten- und Konditionsverbesserungen auf breiter Basis verzeichnen und unseren Anteil an profitablen, hauptsächlich nichtproportionalen Verträgen nochmals ausbauen. Insbesondere im nordamerikanischen Markt konnten wir ebenfalls eine unverändert positive Tendenz beobachten. Ausgeprägter als in der Sach- sind dort die Raten- und Konditionsverbesserungen in der Haftpflichtrückversicherung; hier sehen wir auch das höchste Potenzial für weitere Verbesserungen in den nächsten Jahren. Auch im Londoner Markt verzeichneten wir zufrieden stellende Entwicklungen. Allerdings waren hier auch in einzelnen Segmenten bereits erste Abschwächungen bei den Raten und Konditionen zu beobachten, so z. B. im Luftfahrt-Flotten-Bereich. Unserem konsequenten Zyklus-Management entsprechend haben wir deshalb unser Engagement in solchen Segmenten bereits in diesem Jahr leicht reduziert.

Auch in Deutschland erzielten wir sehr zufrieden stellende Vertragserneuerungen. Hier profitierten wir unter anderem davon, dass ein bedeutender Wettbewerber aus dem Markt ausschied. Es ist uns gelungen, deutliche Ratenerhöhungen im nichtproportionalen Geschäft zu realisieren und erhebliche Konditionsverbesserungen durchzusetzen.

Insgesamt erwarten wir in der Schaden-Rückversicherung ein gutes Jahr 2003. Wir gehen davon aus, dass dieses Geschäftsfeld – vorbehaltlich außergewöhnlicher Schadenbelastungen durch Großschäden – wieder einen sehr positiven Beitrag zum Ergebnis leisten wird.

Personen-Rückversicherung

Impulse für die Personen-Rückversicherung vor allem durch stärkere private Altersvorsorge erwartet

Wegen der bekannten demografischen Entwicklung in den meisten Versicherungsmärkten erwarten wir weltweit eine tendenziell zunehmende Nachfrage nach Produkten der individuellen Hinterbliebenen- und Altersvorsorge.

Trotz der ungünstigen Entwicklung auf den Aktienmärkten werden fondsgebundene Lebens- und Rentenversicherungen einen beachtlichen Marktanteil verteidigen können. Weiter werden in verschiedenen Märkten auch Rentenprodukte mit garantierten Leistungen im Fokus des Verbraucherinteresses stehen.

Als weltweit operierender Rückversicherer gehen wir davon aus, dass wir an dieser Entwicklung überproportional partizipieren. Insgesamt rechnen wir mit einem unveränderten Prämienvolumen. Der Nettoportefeuillewert sowie das Ergebnis in der Personen-Rückversicherung sollten deutlich steigen.

Finanz-Rückversicherung

In der Finanz-Rückversicherung positive Entwicklung auf Grund steigender Nachfrage nach individuellen Lösungen erwartet

Die Finanz-Rückversicherung wird auch im laufenden Jahr ein attraktives und ertragreiches Geschäftsfeld bleiben. Der Druck auf die Unternehmen, eine kontinuierlich positive Geschäftsentwicklung zu zeigen, wird gerade in der derzeit herrschenden Wirtschaftslage, die von Nervosität und Unsicherheit geprägt ist, eher noch zunehmen. Das gilt insbesondere für börsennotierte Unternehmen. Die Nachfrage nach individuellen Lösungen der Finanz-Rückversicherung wird deshalb steigen. Auf Grund unserer großen Erfahrung, unserer guten Reputation und der überschaubaren Anzahl von Wettbewerbern erwarten wir in diesem Umfeld eine positive Entwicklung.

Unsere Kunden werden auch im laufenden Jahr vor allem aus den hochentwickelten Finanzmärkten, insbesondere den USA, stammen. Wir werden aber auch die Schwellenmärkte in Asien und Lateinamerika systematisch weiterentwickeln und unser Geschäft auch hier ausbauen.

In der Finanz-Rückversicherung erwarten wir ein zweistelliges Wachstum unseres Prämienvolumens; das Ergebnis sollte mindestens auf dem Niveau des Vorjahres liegen. In diesem Geschäftsfeld können einzelne Transaktionen jedoch – wie in der Vergangenheit – erhebliche Auswirkungen auf Prämie und Ergebnis haben.

Programmgeschäft

Weitere Portefeuille-bereinigungen führen zu steigender Profitabilität

Wir werden die Neuausrichtung der Clarendon Insurance Group weiter zielstrebig fortsetzen und die Profitabilität des Geschäfts optimieren. Daneben erwarten wir, dass die Integration der Insurance Corporation of Hannover in die Clarendon Früchte tragen wird. Diese Maßnahmen sollten dazu beitragen, die führende Stellung der Clarendon Group auf dem US-Markt zu festigen und weiter auszubauen.

Auch in Europa werden wir mit der Inter Hannover unseren Kurs erfolgreich fortsetzen und die Idee des Programmgeschäfts auch in der Alten Welt etablieren. Ebenso wird die Compass Insurance Company das Programmgeschäft in Südafrika ausbauen.

Vor dem Hintergrund weiterer Portfefeuille-bereinigungen erwarten wir für das laufende Geschäftsjahr eine Bruttoprämie auf Vorjahresniveau. Das Ergebnis sollte sich in diesem Geschäftsfeld positiv entwickeln.

Gesamtgeschäft

Für das laufende Jahr wiederum deutliche Steigerung des Jahresüberschusses erwartet

Angesichts der geschilderten Erwartungen rechnen wir für 2003 mit einem leichten Wachstum der Bruttoprämie. Unser Selbstbehalt wird voraussichtlich steigen.

Eine Prognose des Kapitalanlageergebnisses ist in einer Wirtschaftssituation wie der derzeitigen am schwierigsten. Die angespannte Lage an den Kapitalmärkten wird voraussichtlich noch anhalten. Auf Grund der unsicheren Situation auf dem Aktienmarkt werden wir unsere Aktienquote weiter auf niedrigem Niveau halten und auch in Zukunft großen Wert auf die hohe Qualität unserer festverzinslichen Wertpapiere legen. Im jetzigen Umfeld erwarten wir, dass die laufenden Renditen auf dem derzeitigen Niveau verharren. Mittelfristig ist jedoch insbesondere bei den Zinsen für kurze Laufzeiten ein deutlicher Anstieg denkbar. Reinvestitionen werden wir daher vorwiegend in Papiere mit kurzen bis mittleren Laufzeiten vornehmen.

Unter Berücksichtigung aller Erwartungen für die Entwicklung unserer Geschäftsfelder und des Umfeldes rechnen wir für 2003 insgesamt wieder mit einer deutlichen Steigerung unseres Jahresüberschusses, normale Schadenbelastungen und keine weiteren nachteiligen Entwicklungen auf den Kapitalmärkten vorausgesetzt.

Wir erwarten, dass der aktuelle harte Markt in der Schaden-Rückversicherung zumindest noch ein bis zwei Jahre anhalten wird. In dieser Zeit sollte auch der Kapitalmarkt wieder in normale Bahnen zurückkehren. Vor diesem Hintergrund und angesichts der von uns eingeleiteten Maßnahmen sehen wir uns für die Zukunft gut gerüstet.

JAHRESABSCHLUSS

des Hannover Rück-Konzerns

KONZERNBILANZ

zum 31. Dezember 2002

Aktiva in TEUR	Anhang	2002	2001
Festverzinsliche Wertpapiere – Dauerbestand	5.1	356 333	284 070
Festverzinsliche Wertpapiere – dispositiver Bestand	5.1	9 140 755	8 422 878
Festverzinsliche Wertpapiere – Handelsbestand	5.1	–	46 895
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	5.1	717 745	1 021 451
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	5.1	5 493	8 879
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	5.1	265 858	311 207
Sonstige Kapitalanlagen	5.1	676 563	578 578
Kurzfristige Anlagen	5.1	874 027	622 569
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		12 036 774	11 296 527
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		671 866	830 659
Kapitalanlagen		12 708 640	12 127 186
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	5.2	739 487	910 068
Anteil der Rückversicherer an der Deckungsrückstellung	5.2	489 784	493 650
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	5.2	6 179 896	6 758 763
Anteile der Rückversicherer an sonstigen Rückstellungen	5.2	41 902	113 017
Abgegrenzte Abschlusskosten	5.2	1 321 961	1 196 459
Abrechnungsforderungen		3 809 631	3 148 683
Depotforderungen		7 597 206	7 150 799
Geschäfts- und Firmenwert	5.4	233 883	263 258
Sonstige Vermögensgegenstände	5.13	280 893	291 574
Abgegrenzte Zinsen und Mieten		175 688	194 137
		33 578 971	32 647 594

Passiva in TEUR	Anhang	2002	2001
Rückstellung für noch nicht abgewickelte Versicherungsfälle	5.2	18 836 651	18 859 679
Deckungsrückstellung	5.2	4 136 701	3 908 584
Rückstellung für Prämienüberträge	5.2	2 411 591	2 312 432
Rückstellungen für Gewinnanteile	5.2	143 120	144 228
Sonstige versicherungstechnische Rückstellungen	5.2	7 870	35 323
Abrechnungsverbindlichkeiten		1 936 514	1 336 760
Depotverbindlichkeiten		1 630 200	1 744 536
Depotverbindlichkeiten aus Finanzierungsgeschäften		184 884	261 250
Ausgleichsposten für Anteile der anderen Gesellschafter	5.9	400 426	307 811
Andere Verbindlichkeiten	5.13	480 540	460 673
Steuerverbindlichkeiten	5.5	110 311	99 070
Rückstellung für latente Steuern	5.5	742 078	588 555
Begebene Anleihen	5.8	698 792	797 148
Genussrechtskapital	5.8	119 831	119 517
Verbindlichkeiten		31 839 509	30 975 566
Eigenkapital			
Gezeichnetes Kapital	5.9	97 164	82 799
Nominalwert 97 164 Genehmigtes Kapital 48 500			
Kapitalrücklagen		374 451	388 816
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile			
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern		43 127	31 164
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern		-100 276	-58 192
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	5.10	-54 295	-15 893
Summe nicht ergebniswirksame Eigenkapitalanteile		-111 444	-42 921
Gewinnrücklagen			
Anfangsbestand		1 243 334	1 232 615
Jahresüberschuss		267 172	11 084
Gezahlte Dividende		–	-69 990
Sonstige Veränderungen		-131 215	69 625
		1 379 291	1 243 334
Eigenkapital		1 739 462	1 672 028
		33 578 971	32 647 594

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis 31. Dezember 2002

in TEUR	Anhang	1.1.–31.12.2002	1.1.–31.12.2001
Gebuchte Bruttoprämien		12 463 227	11 507 489
Gebuchte Rückversicherungsprämien		4 328 181	4 409 828
Veränderung der Bruttoprämienüberträge		-410 963	-623 721
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen		-35 848	22 119
Verdiente Prämien für eigene Rechnung		7 688 235	6 496 059
Ordentliche Kapitalanlageerträge	5.1	1 119 629	941 988
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	5.1	201 907	190 006
Realisierte Verluste aus dem Abgang von Kapitalanlagen	5.1	108 554	134 053
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	5.1	-7 090	21 332
Sonstige Kapitalanlageaufwendungen/Abschreibungen	5.1	277 542	73 567
Kapitalanlageergebnis	5.1	928 350	945 706
Sonstige versicherungstechnische Erträge		21 475	17 831
Erträge insgesamt		8 638 060	7 459 596
Aufwendungen für Versicherungsfälle	5.2	5 988 555	5 795 449
Veränderung der Deckungsrückstellung	5.2	574 123	297 973
Aufwendungen für Provisionen und Gewinnanteile	5.2	1 039 969	1 028 602
Sonstige Abschlusskosten	5.2	35 911	11 667
Sonstige versicherungstechnische Aufwendungen		123 495	79 869
Aufwendungen für den Versicherungsbetrieb		258 767	178 574
Versicherungstechnische Aufwendungen für eigene Rechnung		8 020 820	7 392 134
Übriges Ergebnis	5.15	-146 318	41 774
Operatives Ergebnis (EBIT)		470 922	109 236
Zinsen auf Hybridkapital		57 548	56 094
Ergebnis vor Steuern		413 374	53 142
Steueraufwand	5.5	131 197	17 505
Anderen Gesellschaftern zustehendes Ergebnis		-15 005	-24 553
Jahresüberschuss		267 172	11 084

in TEUR	Anhang	1.1.–31.12.2002	1.1.–31.12.2001
Nicht ergebniswirksame Veränderungen des Eigenkapitals	5.10		
Veränderungen der nicht realisierten Kursgewinne/ -verluste aus Kapitalanlagen		11 963	-40 249
Gewinn/Verlust aus Währungsumrechnungen		-42 084	-49 392
Übrige nicht ergebniswirksame Eigenkapitalveränderungen		-38 402	-16 757
Gesamt		198 649	-95 314
Ergebnis je Aktie	5.12		
Gewinn je Aktie in EUR*		2,75	0,11

* *Vorjahreswerte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3*

KAPITALFLUSSRECHNUNG
2002

in TEUR	1.1.–31.12.2002	1.1.–31.12.2001
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Konzernergebnis nach Steuern	267 172	11 084
Abschreibungen/Zuschreibungen	248 759	54 434
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-93 354	-55 953
Amortisationen	-5 296	-2 650
Auf Minderheiten entfallendes Ergebnis	15 005	24 553
Veränderungen der Depotforderungen/-verbindlichkeiten	-1 374 919	-2 179 236
Veränderung der Rückstellungen für Prämienüberträge	429 632	603 500
Veränderung der Steuerforderungen/-verbindlichkeiten	55 681	-212 995
Veränderung der Deckungsrückstellungen	532 739	569 958
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	2 002 234	2 695 687
Veränderung der abgegrenzten Abschlusskosten	-208 275	-482 738
Veränderung der übrigen versicherungstechnischen Rückstellungen	55 790	-89 396
Veränderung der Abrechnungssalden	-305 019	119 083
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	-4 856	110 915
Kapitalfluss aus laufender Geschäftstätigkeit	**1 615 293**	**1 166 246**
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	8 449	15 705
Käufe	-124 606	-31 745
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	4 941 360	3 377 429
Käufe	-6 020 990	-4 986 378
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	100 719	831 694
Zukäufe	-288 255	-400 488
Andere Kapitalanlagen		
Verkäufe	19 397	312 654
Zukäufe	-138 497	-300 176
Verbundene Unternehmen und Beteiligungen		
Verkäufe	9 273	8 767
Neuerwerb	-29 298	-53 939
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	28 372	1 094
Neuerwerb	-2 536	-84 360
Kurzfristige Kapitalanlagen		
Veränderung	-239 162	-151 176
Übrige Veränderungen	-67 844	-7 972
Kapitalfluss aus Investitionstätigkeit	**-1 803 618**	**-1 468 891**

in TEUR	1.1.–31.12.2002	1.1.–31.12.2001
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	–	209 644
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	-65 267	156 214
Gezahlte Dividende	–	-69 990
Veränderung der begebenen Anleihen	-33 797	350 646
Andere Veränderungen	63 971	6 041
Kapitalfluss aus Finanzierungstätigkeit	-35 093	652 555
IV. Währungskursdifferenzen	64 625	-1 513
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	-158 793	348 397
Flüssige Mittel am Anfang der Periode	830 659	482 262
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-158 793	348 397
Flüssige Mittel am Ende der Periode	671 866	830 659
Ertragsteuern	-29 233	-97 620
Zinszahlungen	-107 039	-88 554

SEGMENTBERICHTERSTATTUNG
zum 31. Dezember 2002

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 31. Dezember 2002 und 2001 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet:

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	*Schaden-Rückversicherung*		*Personen-Rückversicherung*	
	2002	*2001*	*2002*	*2001*
Aktiva				
Anteile der Rückversicherer an den Prämienüberträgen	94 365	135 664	1 523	503
Abgegrenzte Abschlusskosten (netto)	250 988	218 873	963 961	889 117
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	489 784	493 650
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	3 073 835	3 309 175	112 513	187 807
Depotforderungen	252 479	376 714	3 329 560	3 007 960
Gesamt	3 671 667	4 040 426	4 897 341	4 579 037
Passiva				
Schadenrückstellungen	8 954 985	10 120 457	934 142	1 087 888
Deckungsrückstellung	–	–	4 136 701	3 908 584
Rückstellung für Prämienüberträge	1 124 308	1 016 839	21 522	15 926
Übrige versicherungstechnische Rückstellungen	110 872	135 574	20 437	36 661
Depotverbindlichkeiten	986 831	735 653	343 819	331 418
Gesamt	11 176 996	12 008 523	5 456 621	5 380 477

Finanz-Rückversicherung		Programmgeschäft		Gesamt	
2002	2001	2002	2001	2002	2001
86	–	643 513	773 901	739 487	910 068
25 604	1 590	81 408	86 879	1 321 961	1 196 459
–	–	–	–	489 784	493 650
632 218	834 777	2 403 232	2 540 021	6 221 798	6 871 780
4 012 475	3 731 432	2 692	34 693	7 597 206	7 150 799
4 670 383	4 567 799	3 130 845	3 435 494	16 370 236	16 622 756
5 544 198	4 544 332	3 403 326	3 107 002	18 836 651	18 859 679
	–	–	–	4 136 701	3 908 584
103 913	125 691	1 161 848	1 153 976	2 411 591	2 312 432
19 681	4 475	–	2 841	150 990	179 551
24 164	367 945	275 386	309 520	1 630 200	1 744 536
5 691 956	5 042 443	4 840 560	4 573 339	27 166 133	27 004 782

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung 2002	Schaden-Rückversicherung 2001	Personen-Rückversicherung 2002	Personen-Rückversicherung 2001
Gebuchte Bruttoprämien	6 020 029	4 938 461	2 471 500	2 371 022
Verdiente Prämien für eigene Rechnung	3 502 073	2 989 302	2 142 270	1 740 263
Aufwendungen für Versicherungsfälle für eigene Rechnung	2 722 079	2 795 966	1 218 683	1 066 010
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	-574 123	-297 973
Aufwendungen für Provisionen und Gewinnanteile und das sonstige versicherungstechnische Ergebnis für eigene Rechnung	543 154	590 366	478 322	489 652
Kapitalanlageergebnis	255 860	361 353	268 424	196 751
Aufwendungen für den Versicherungsbetrieb	106 042	84 261	56 625	32 459
Übriges Ergebnis	-81 080	79 391	-34 464	-445
Operatives Ergebnis (EBIT)	305 578	-40 547	48 477	50 475
Zinsen auf Hybridkapital	40 866	41 420	6 575	6 028
Ergebnis vor Steuern	264 712	-81 967	41 902	44 447
Steueraufwand	97 642	-14 387	9 755	15 764
Anderen Gesellschaftern zustehendes Ergebnis	-12 931	-7 946	-2 150	-5 452
Jahresüberschuss	154 139	-75 526	29 997	23 231

Finanz-Rückversicherung		Programmgeschäft		Gesamt	
2002	2001	2002	2001	2002	2001
1 242 611	1 740 606	2 729 087	2 457 400	12 463 227	11 507 489
1 210 956	1 280 345	832 936	486 149	7 688 235	6 496 059
1 380 973	1 557 458	666 820	376 015	5 988 555	5 795 449
–	–	–	–	-574 123	-297 973
132 924	11 336	23 500	10 953	1 177 900	1 102 307
357 194	357 955	46 872	29 647	928 350	945 706
5 393	2 814	90 707	59 040	258 767	178 574
-1 034	-978	-29 740	-36 194	-146 318	41 774
47 826	65 714	69 041	33 594	470 922	109 236
3 716	4 436	6 391	4 210	57 548	56 094
44 110	61 278	62 650	29 384	413 374	53 142
4 323	5 893	19 477	10 235	131 197	17 505
-92	-9 830	168	-1 325	-15 005	-24 553
39 695	45 555	43 341	17 824	267 172	11 084

ANHANG

Inhaltsverzeichnis

ANHANG

1. Allgemeine Aufstellungsgrundsätze

Die Muttergesellschaft der Hannover Rückversicherungs-Aktiengesellschaft (Hannover Rück) ist der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Um die Aktivitäten des Hannover Rück-Konzerns darzustellen, haben wir, ohne dass eine gesetzliche Verpflichtung besteht, einen eigenen Konzernabschluss erstellt.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

Ende Juni 2001 hat das Financial Accounting Standards Board („FASB") SFAS 141 „Business Combinations" veröffentlicht. Demnach werden alle Unternehmenserwerbe, die nach dem 30. Juni 2001 durchgeführt wurden, ausschließlich nach der Erwerbsmethode („Purchase Method") bilanziert. Dabei ist zwischen erworbenen immateriellen Vermögensgegenständen, die getrennt von einem Geschäftswert zu aktivieren sind und solchen, die in den Geschäftswert einbezogen werden, zu unterscheiden.

Ebenfalls zu diesem Zeitpunkt verabschiedete das FASB SFAS 142 „Goodwill and Other Intangible Assets", der vorschreibt, dass Geschäftswerte nicht mehr planmäßig abgeschrieben werden, sondern (mindestens) einmal jährlich einem zweistufigen Niederstwerttest auf Werthaltigkeit zu unterziehen sind. Daneben enthält SFAS 142 Bilanzierungsvorschriften zu aktivierten immateriellen Vermögensgegenständen mit bestimmter sowie mit unbestimmter Nutzungsdauer.

Hannover Rück wendet die Standards seit dem 1. Januar 2002 an. Die Auswirkungen sind in Kapitel 5.4 „Geschäfts- und Firmenwert; Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände" dargestellt.

Im August 2001 hat das FASB SFAS 144 „Accounting for the Impairment or Disposal of Long-Lived Assets" verabschiedet. Der Standard sieht vor, dass zum Verkauf stehende Vermögensgegenstände des Anlagevermögens mit dem niedrigeren Wert aus Buch- und Marktwert (abzüglich Verkaufskosten) zu bilanzieren sind. Ferner sind die planmäßigen Abschreibungen zu beenden. Das bedeutet, dass zukünftige Verluste aus aufgegebenen Aktivitäten und zum Verkauf stehenden Vermögensgegenständen nicht zu bilanzieren sind, bevor sie nicht eingetreten sind.

Die Anwendung von SFAS 144 hatte im Geschäftsjahr keine wesentlichen Auswirkungen auf den Konzernabschluss.

Im Juli 2002 wurde SFAS 146 „Accounting for Costs Associated with Exit or Disposal Activities" veröffentlicht. Demnach sind Verpflichtungen für Kosten in Zusammenhang mit Schließungs- oder Veräußerungsvorgängen in der Periode zu passivieren, in der die Kosten entstanden sind, vorausgesetzt, der Zeitwert ist vernünftig abschätzbar. Bisher konnten solche Verpflichtungen bereits bei der Verpflichtung der Unternehmensleitung zu einem Restrukturierungsplan passiviert werden.

SFAS 146 ist für Schließungs- bzw. Veräußerungsvorgänge nach dem 31. Dezember 2002 prospektiv anzuwenden.

Im November 2002 wurde vom FASB die Interpretation („FIN") 45 „Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements 5, 57 and 107 and Recission of FASB Interpretation 34" veröffentlicht. Die Interpretation gibt Aufschluss über die Angabepflichten, die ein Garantiegeber in seinem Abschluss zu den Verpflichtungen aus den von ihm gewährten Garantien zu machen hat. FIN 45 regelt weiterhin, dass ein Garantiegeber zum Zeitpunkt der Garantiezusage eine Passivierung in Höhe des Zeitwerts für die Verpflichtung vorzunehmen hat, die ihm aus der Gewährung der Garantie entstanden ist. Angabepflichten bestehen für alle Perioden, die nach dem 15. Dezember 2002 enden. Die Ansatzvorschriften gelten für Garantien bzw. Haftungsverhältnisse, die nach dem 31. Dezember 2002 begründet wurden.

Hannover Rück untersucht derzeit die Auswirkungen der Ansatz- und Bewertungsvorschriften von FIN 45.

Im Dezember 2002 hat das FASB den Bilanzierungsstandard SFAS 148 „Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123" verabschiedet. Ergänzend zur bisherigen Regelung werden alternative Übergangsvorschriften bei einer freiwilligen Erstanwendung der auf Marktwerten basierenden Bilanzierung von aktienorientierter Vergütung dargelegt. Ferner werden hinsichtlich der aktienorientierten Vergütung zusätzliche Offenlegungspflichten zur angewandten Bilanzierungsmethode und zu den Ergebniseffekten bei Erstanwendung des Standards vorgestellt.

Im Januar 2003 veröffentlichte das FASB FIN 46 „Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51", die die Konsolidierung so genannter „Variable Interest Entities" klarstellt. Nähere Erläuterungen geben wir im Abschnitt zur Verbriefung von Rückversicherungsrisiken im Kapitel 5.1.

Alle vom FASB bis zum 31. Dezember 2002 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2002 bindend war, haben wir in dem Konzernabschluss berücksichtigt.

Die nach § 161 des Aktiengesetzes vorgeschriebene Entsprechenserklärung zum Deutschen Corporate-Governance-Kodex ist abgegeben und den Aktionären zugänglich gemacht worden.

Im Konzernabschluss und in den Abschlüssen der Einzelgesellschaften müssen zu einem gewissen Grad Schätzungen und Annahmen getroffen werden, die die bilanzierten Vermögensgegenstände und Verbindlichkeiten und den Ausweis von Erträgen und Aufwendungen während der Berichtsperiode beeinflussen. Die sich tatsächlich ergebenden Beträge können von den Schätzungen abweichen.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Jahresabschlüsse wurden zu den Stichtagen 31. Dezember aufgestellt.

Die Abschlüsse aller Gesellschaften wurden zunächst entsprechend den landesrechtlichen Vorschriften erstellt und nach konzerneinheitlichen Bilanzierungs- und Bewertungsregeln auf amerikanische Rechnungslegungsvorschriften (US GAAP) übergeleitet.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Konzernobergesellschaft ist die Hannover Rück. Voll konsolidiert wurden sechs inländische und sechzehn ausländische Einzelgesellschaften sowie drei ausländische Teilkonzerne. „At Equity" wurden zwei inländische und drei ausländische Gesellschaften konsolidiert.

Die Hannover Rück hat im Geschäftsjahr ihre Anteile an der Insurance Corporation of Hannover auf die Hannover Finance Inc. übertragen. Durch den gleichzeitigen Kauf des Anteils an der Hannover Finance Inc. von der E+S Rück ist die Hannover Rück nun alleinige Anteilseignerin der Hannover Finance Inc. (nähere Informationen geben wir im Kapitel 6.1 „Transaktionen mit nahe stehenden Personen und Unternehmen").

Die Compass Insurance Holdings (Pty) Ltd. ist im Geschäftsjahr mit Wirkung vom 1. Januar 2002 erstmalig konsolidiert worden (vgl. Kapitel 5.4 „Geschäfts- und Firmenwert"). Die Compass Insurance ist eine Tochtergesellschaft der Lireas Holdings innerhalb des Teilkonzerns Hannover Reinsurance Group Africa.

Die HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, München/Deutschland ist aufgelöst worden. Das Vermögen der Gesellschaft wurde auf die Hannover Rück übertragen (nähere Informationen geben wir im Kapitel 6.1 „Transaktionen mit nahe stehenden Personen und Unternehmen").

Die Protection Reinsurance Intermediaries Ltd., London/UK ist im dritten Quartal nach vollständiger Veräußerung der Anteile aus dem Konsolidierungskreis abgegangen.

In Übereinstimmung mit Ziffer 7.1.4 der Empfehlungen des Deutschen Corporate-Governance-Kodex sind in der nachfolgenden Tabelle auch die wesentlichen Beteiligungen an nicht konsolidierten Drittunternehmen aufgeführt.

Die Angaben zur Höhe des Eigenkapitals und des Ergebnisses des letzten Geschäftsjahres entstammen den lokalen Jahresabschlüssen der Gesellschaften.

Der Konzernabschluss umfasst folgende Unternehmen

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres	
Verbundene Unternehmen mit Sitz in Deutschland					
Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Deutschland	100,0	EUR	586 504	EUR	11 355
Hannover America Private Equity Partners II GmbH & Co. KG, Hannover/Deutschland	89,2	USD	20 000		–
Hannover Euro Private Equity Partners III GmbH & Co. KG, Hannover/Deutschland	78,4	EUR	1 000		–
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG Grundstücksgesellschaft, Hannover/Deutschland	70,6	EUR	58 799	EUR	1 265
E+S Rückversicherungs-AG, Hannover/Deutschland	56,8	EUR	440 281	EUR	20 000
Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover/Deutschland	55,2	EUR	9 581	EUR	-89
Verbundene Unternehmen mit Sitz im Ausland					
Hannover Finance (Luxembourg) S.A., Luxemburg/Luxemburg	100,0	EUR	18 539	EUR	-9 010
Hannover Finance (UK) Limited, Virginia Water/Großbritannien	100,0	GBP	103 362	GBP	-4
Hannover Life Reassurance Company of America, Orlando/USA	100,0	USD	87 817	USD	1 430
Hannover Life Reassurance (Ireland) Ltd., Dublin/Irland	100,0	EUR	98 600	EUR	-1 668
Hannover Life Reassurance (UK) Ltd., Virginia Water/Großbritannien	100,0	GBP	21 438	GBP	117
Hannover Re (Bermuda) Ltd., Hamilton/Bermuda	100,0	EUR	575 146	EUR	62 918
Hannover Reinsurance (Ireland) Ltd., Dublin/Irland	100,0	EUR	219 521	EUR	35 222
Hannover Re Sweden Insurance Company Ltd., Stockholm/Schweden	100,0		–	SEK	723
Hannover Services (UK) Ltd., Virginia Water/Großbritannien	100,0	GBP	680	GBP	343
International Insurance Company of Hannover Ltd., Virginia Water/Großbritannien	100,0	GBP	64 563	GBP	529
Hannover Finance, Inc., Wilmington/USA	100,0	USD	353 043	USD	22 349
Die Hannover Finance, Inc. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:					
Clarendon America Insurance Company, Trenton/USA	100,0	USD	151 813	USD	-3 759
Clarendon National Insurance Company, Trenton/USA	100,0	USD	568 128	USD	10 742

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres	
Clarendon Select Insurance Company, Tallahassee/USA	100,0	USD	42 282	USD	-35
Harbor Specialty Insurance Company, Trenton/USA	100,0	USD	30 729	USD	5 941
Insurance Corporation of Hannover, Chicago/USA	100,0	USD	147 008	USD	-2 650
Lion Insurance Company, Tallahassee/USA	100,0	USD	7 167	USD	20
Redland Insurance Company Council Bluffs/USA	100,0	USD	22 874	USD	3 878
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/Südafrika	96,9	ZAR	382 309	ZAR	-2 685
Die Hannover Reinsurance Group Africa (Pty) Ltd. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:					
Compass Insurance Holdings (Pty) Ltd., Johannesburg/Südafrika[3]	100,0	ZAR	32 355	ZAR	4 026
Hannover Life Reassurance Africa Ltd., Johannesburg/Südafrika	100,0	ZAR	35 173	ZAR	3 135
Hannover Reinsurance Africa Ltd., Johannesburg/Südafrika	100,0	ZAR	295 316	ZAR	-48 322
Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius	100,0	MUR	164 207	MUR	6 064
Lireas Holdings (Pty) Ltd., Johannesburg/Südafrika	100,0	ZAR	13 292	ZAR	-38 810
Aviation Insurance Company Ltd., Kapstadt/Südafrika[4]	25,0	ZAR	17 355	ZAR	5 453
Hannover Re Real Estate Holdings, Inc., Orlando/USA	94,2	USD	119 835	USD	7 519
Die Hannover Re Real Estate Holdings, Inc. hält einen Teilkonzern, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:					
Hannover USA Real Estate Corporation, Orlando/USA	94,2	USD	50 075	USD	1 233
Summit at Southpoint Corporation, Jacksonville/USA	94,2	USD	7 386	USD	64
Orange Avenue Corporation, Orlando/USA	94,2	USD	1 122	USD	4 955
WRH Offshore High Yield Partners, L.P., Wilmington/USA	87,0	USD	40 634	USD	2 030
Penates A, Ltd., Tortola/British Virgin Islands	86,4	USD	45 994	USD	3 448
Hannover Life Re of Australasia Ltd, Sydney/Australien	78,4	AUD	173 220	AUD	14 220

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres	
Hannover Re Advanced Solutions Ltd., Dublin/Irland	52,3	EUR	578	EUR	-205
Assoziierte Unternehmen mit Sitz in Deutschland					
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Deutschland	39,2	EUR	74 736	EUR	29 828
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Deutschland[2]	25,0	EUR	106 907	EUR	37 100
Assoziierte Unternehmen mit Sitz im Ausland					
ITAS Assicurazioni S.p.A., Trient/Italien[1]	43,7	EUR	48 754	EUR	1 405
ITAS Vita S.p.A., Trient/Italien[1]	43,7	EUR	30 816	EUR	35
WPG Corporate Development Associates IV (Overseas), L.L.C., Grand Cayman/Cayman Islands	26,9	USD	3 155	USD	2 809
Beteiligungen in Deutschland					
JM Management Consulting GmbH, Hannover/Deutschland	74,0	EUR	47	EUR	-3
Oval Office Grundstücks GmbH, Hannover/Deutschland	50,0	EUR	11	EUR	-13
Willy Vogel Beteiligungs GmbH, Hannover/Deutschland[1]	15,0	EUR	57 664	EUR	2 637
HL Grundstücksgesellschaft, Hannover/Deutschland	10,0	EUR	30 678	EUR	8
Internationale Schule Hannover Region, Hannover/Deutschland[5]	8,5	EUR	448	EUR	185
Beteiligungen im Ausland					
Mediterranean Re, PLC, Dublin/Irland[2]	33,3	USD	3 950	USD	277
Special Risk Insurance and Reinsurance Luxemburg S.A., Luxemburg/Luxemburg	18,2	EUR	291 230	EUR	-8 770
HI Holdings, Inc., Honolulu, Hawaii[3][6]	16,3	USD	15 389	USD	2 095
Inter Ocean Holdings Ltd., Hamilton/Bermuda[1][3]	10,0	USD	63 948	USD	5 318
Acte Vie S.A. Compagnie d' Assurances sur la Vie et de Capitalisation, Straßburg/Frankreich[1]	9,4	EUR	6 906	EUR	253
Bulstrad Life Insurance, Sofia, Bulgarien[1]	9,1	BGN	5 358	BGN	235

[1] *Geschäftsjahr zum 31. Dezember 2001*
[2] *Vorläufige (untestierte) Zahlen*
[3] *Konsolidierte Zahlen*
[4] *Geschäftsjahr vom 1. Januar 2001 bis 31. Oktober 2001*
[5] *Geschäftsjahr zum 31. Juli 2002*
[6] *Stimmberechtigte Anteile: 16,27%*

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach dem „Purchase Accounting" (vergleichbar der deutschen Neubewertungsmethode). Die Anschaffungskosten der Muttergesellschaft werden hierbei mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögensgegenstände, die gemäß SFAS 141 getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Geringwertige und „negative Goodwills" wurden im Jahr der Entstehung ertragswirksam verrechnet. Soweit Anteile am Eigenkapital Konzernfremden zustehen, werden diese Anteile separat ausgewiesen. Der Anteil Konzernfremder am Ergebnis wird in der Gewinn- und Verlustrechnung vom Jahresergebnis abgesetzt und beträgt für das Geschäftsjahr 15.005 TEUR (24.553 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Akquisitionen/Neugründungen

Hannover Euro Private Equity Partners II GmbH & Co. KG (HEPEP II)

Die HEPEP II hat am 28. Januar 2002 den Geschäftsbetrieb aufgenommen. Die Gesellschaft ist mit 12,8 Mio. EUR Kapital ausgestattet, an dem die Hannover Rück und die E+S Rück je 35,2 % halten. Der Zweck der Gesellschaft besteht im Aufbau, Halten und Verwalten eines Portefeuilles von Kapitalanlagen bestehend aus Eigenkapital und eigenkapitalähnlichen Beteiligungen überwiegend in Europa.

Hannover Euro Private Equity Partners III GmbH & Co. KG (HEPEP III)

Die HEPEP III wurde am 25. November 2002 neu gegründet. Die Gesellschaft ist mit 1,0 Mio. EUR Kapital ausgestattet, an dem die Hannover Rück und die E+S Rück je 50 % halten. Der Zweck der Gesellschaft besteht im Aufbau, Halten und Verwalten eines Portefeuilles von Kapitalanlagen bestehend aus Eigenkapital und eigenkapitalähnlichen Beteiligungen überwiegend in Europa.

Hannover America Private Equity Partners II GmbH & Co. KG (HAPEP II)

Die HAPEP II wurde am 25. November 2002 neu gegründet. Die Gesellschaft ist mit 20 Mio. EUR Kapital ausgestattet, an dem die Hannover Rück 75 % und die E+S Rück 25 % hält. Der Zweck der Gesellschaft besteht im Aufbau, Halten und Verwalten eines Portefeuilles von Kapitalanlagen bestehend aus Eigenkapital und eigenkapitalähnlichen Beteiligungen überwiegend in den USA.

Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV)

Mit Wirkung vom 12. Dezember 2002 wurde die Hannover Rück Beteiligung Verwaltungs-GmbH als 100prozentige Tochter der Hannover Rückversicherungs-AG neu gegründet. Gegenstand des Unternehmens ist das Halten, Erwerben und Veräußern von Beteiligungen an anderen Gesellschaften. Das Stammkapital beträgt 15,0 Mio. EUR und wurde durch Sacheinlage der Anteile an der E+S Rück erbracht. Die Einlage erfolgte zum Zeitwert der E+S Rück-Anteile.

5. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

5.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities). Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands, des dispositiven Bestands und des Handelsbestands zu den Bilanzstichtagen 31. Dezember 2002 und 2001

in TEUR	2002		2001	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
Dauerbestand				
innerhalb eines Jahres	30 608	31 382	7 950	7 978
zwischen einem und fünf Jahren	173 937	187 824	197 670	206 654
zwischen fünf und zehn Jahren	130 000	138 330	75 095	64 465
nach mehr als zehn Jahren	21 788	24 057	3 355	18 279
Gesamt	356 333	381 593	284 070	297 376
Dispositiver Bestand				
innerhalb eines Jahres	1 279 481	1 289 054	800 467	799 807
zwischen einem und fünf Jahren	4 380 831	4 515 430	4 571 102	4 631 074
zwischen fünf und zehn Jahren	2 059 290	2 142 071	1 815 000	1 859 462
nach mehr als zehn Jahren	1 161 819	1 194 200	1 163 738	1 132 535
Gesamt	8 881 421	9 140 755	8 350 307	8 422 878
Handelsbestand				
zwischen einem und fünf Jahren	–	–	7 832	7 878
zwischen fünf und zehn Jahren	–	–	38 789	39 016
Gesamt	–	–	46 620	46 895

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten sowie unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity)

2002 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	238 466	16 413	–	254 879
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	87 867	7 560	–	95 427
Andere Wertpapiere	30 000	1 601	314	31 287
Gesamt	356 333	25 574	314	381 593

2001 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel der US-Regierung	32 893	1 573	–	34 466
Schuldtitel anderer ausländischer Staaten	2 289	73	–	2 362
Schuldtitel von Unternehmen	174 238	8 250	299	182 189
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	56 031	3 862	–	59 893
Andere Wertpapiere	18 619	36	189	18 466
Gesamt	284 070	13 794	488	297 376

Fortgeführte Anschaffungskosten und unrealisierte Gewinne und Verluste aus dem dispositiven und Handelsbestand der Kapitalanlagen (Available-For-Sale und Trading)

2002 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 547 751	50 090	–	1 597 841
Schuldtitel der US-Regierung	1 339 647	44 464	–	1 384 111
Schuldtitel anderer ausländischer Staaten	451 613	13 883	1 310	464 186
Schuldtitel von Unternehmen	3 525 911	143 321	43 255	3 625 977
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 032 697	28 426	14 514	1 046 609
Aus Investmentfonds	521 285	22 929	380	543 834
Andere Wertpapiere	462 517	17 448	1 768	478 197
	8 881 421	320 561	61 227	9 140 755
Dividendentitel				
Aktien	190 614	5 536	33 450	162 700
Aus Investmentfonds	667 257	–	113 297	553 960
Andere Dividendentitel	1 165	–	80	1 085
	859 036	5 536	146 827	717 745
Kurzfristige Anlagen	874 027	–	–	874 027
Gesamt	10 614 484	326 097	208 054	10 732 527
Handelsbestand				
Dividendentitel				
Derivate	–	5 493	–	5 493
Gesamt	–	5 493	–	5 493

2001 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 696 999	20 010	8 453	1 708 556
Schuldtitel der US-Regierung	1 381 566	39 156	2 435	1 418 287
Schuldtitel anderer ausländischer Staaten	383 918	8 075	14 393	377 600
Schuldtitel von Unternehmen	3 284 762	98 143	64 378	3 318 527
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	788 316	15 138	16 692	786 762
aus Investmentfonds	562 144	–	5 545	556 599
Andere Wertpapiere	252 602	4 930	985	256 547
	8 350 307	185 452	112 881	8 422 878
Dividendentitel				
Aktien	309 407	33 027	21 089	321 345
aus Investmentfonds	746 787	884	47 993	699 678
Andere Dividendentitel	728	–	300	428
	1 056 922	33 911	69 382	1 021 451
Kurzfristige Anlagen	622 569	–	–	622 569
Gesamt	10 029 798	219 363	182 263	10 066 898
Handelsbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	46 620	275	–	46 895
Dividendentitel				
Derivate	–	9 287	408	8 879
Gesamt	46 620	9 562	408	55 774

Ergebnis der Kapitalanlagen

in TEUR	2002	2001
Erträge aus Grundstücken	33 878	23 627
Dividenden	59 025	35 644
Laufende Kapitalanlageerträge	506 880	463 961
Sonstige Kapitalanlageerträge	519 846	418 756
Ordentliche Kapitalanlageerträge	1 119 629	941 988
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	201 907	190 006
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	108 554	134 053
Unrealisierte Gewinne und Verluste	-7 090	21 332
Abschreibungen auf Grundstücke	7 982	6 470
Abschreibung auf Dividendentitel	164 594	12 928
Abschreibung auf festverzinsliche Wertpapiere	25 639	9 968
Abschreibungen auf Beteiligungen	16 849	6 298
Sonstige Kapitalanlageaufwendungen	62 478	37 903
Kapitalanlageergebnis	928 350	945 706

Die Erhöhung der sonstigen Kapitalanlageerträge resultiert im Wesentlichen aus gestiegenen Depotzinsen.

Ratingstruktur der festverzinslichen Wertpapiere

2002 in TEUR	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	171 069	124 091	55 791	5 113	–	–	–	269	356 333
Festverzinsliche Wertpapiere – dispositiver Bestand	5 443 188	1 650 983	1 232 447	464 252	54 465	175 158	4 969	115 293	9 140 755
Gesamte festverzinsliche Wertpapiere	5 614 257	1 775 074	1 288 238	469 365	54 465	175 158	4 969	115 562	9 497 088

2001 in TEUR	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	169 031	84 033	19 596	8 538	606	2 266	–	–	284 070
Festverzinsliche Wertpapiere – dispositiver Bestand	5 085 611	1 618 287	1 058 751	385 980	23 886	98 049	1 800	150 514	8 422 878
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	2 438	14 373	29 827	257	–	46 895
Gesamte festverzinsliche Wertpapiere	5 254 642	1 702 320	1 078 347	396 956	38 865	130 142	2 057	150 514	8 753 843

Die Kapitalanlagen werden in den folgenden Währungen gehalten

2002 in TEUR	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Andere	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	354 545	–	–	1 788	–	–	356 333
Festverzinsliche Wertpapiere – dispositiver Bestand	420 128	179 164	2 908 165	1 087 029	31 947	4 282 076	20 227	212 019	9 140 755
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	21 438	1 886	414 762	35 936	9 537	211 503	22 000	683	717 745
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	–	97	5 364	–	32	–	–	5 493
Andere Kapitalanlagen	62	–	392 386	8 206	1 170	523 896	13 036	3 665	942 421
Kurzfristige Anlagen, flüssige Mittel	99 672	39 147	278 380	81 209	39 108	869 301	79 166	59 910	1 545 893
Gesamte Kapitalanlagen	541 300	220 197	4 348 335	1 217 744	81 762	5 888 596	134 429	276 277	12 708 640

2001 in TEUR	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Andere	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	235 193	–	–	48 877	–	–	284 070
Festverzinsliche Wertpapiere – dispositiver Bestand	403 571	334 705	2 707 193	939 217	63 424	3 812 330	19 984	142 454	8 422 878
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	–	–	46 895	–	–	46 895
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	32 610	2 701	415 272	48 201	–	476 820	45 517	330	1 021 451
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	–	5 124	3 755	–	–	–	–	8 879
Andere Kapitalanlagen	77	–	288 812	6 805	1 225	581 939	7 694	3 233	889 785
Kurzfristige Anlagen, flüssige Mittel	71 593	27 835	322 961	66 185	18 426	809 802	32 026	104 400	1 453 228
Gesamte Kapitalanlagen	507 851	365 241	3 974 555	1 064 163	83 075	5 776 663	105 221	250 417	12 127 186

Grundbesitz

Der Grundbesitz gliedert sich in einen eigengenutzten und einen fremdgenutzten Anteil. Lediglich der zur Einnahmenerzielung im Bestand befindliche Grundbesitz wird unter den Kapitalanlagen ausgewiesen. Die Bewertung erfolgt mit den Anschaffungskosten vermindert um die planmäßigen Abschreibungen.

Die Erträge und Aufwendungen aus Mietverträgen sind im Kapitalanlageergebnis enthalten.

Darstellung des Grundbesitzes

in TEUR	2002	2001
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	265 858	311 207
Selbstgenutzte Objekte (sonstige Vermögensgegenstände)	43 119	44 299

Kurzfristige Geldanlagen

Hier sind Anlagen mit einer Restlaufzeit bis zu einem Jahr ausgewiesen.

Verbriefung von Rückversicherungsrisiken

Im Januar 2003 hat das FASB die FIN 46 „Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" veröffentlicht, die die Konsolidierung so genannter „Variable Interest Entities" regelt. In den Fällen, in denen eine Konsolidierung auf Basis einer beherrschenden Stimmrechtsbeteiligung nicht in Betracht kommt, erfolgt die Konsolidierung durch den Hauptnutznießer („Primary Beneficiary") einer „Variable Interest Entity". Hauptnutznießer ist diejenige Partei, die auf Grund der Art ihrer Geschäftsbeziehung („Variable Interest") die Mehrheit der erwarteten Gewinne bzw. Verluste der Gesellschaft zu tragen hat.

FIN 46 wird erstmals ab dem 1. Juli 2003 anzuwenden sein. Darüber hinaus enthält FIN 46 sofort anzuwendende Offenlegungsanforderungen hinsichtlich bestehender Geschäftsbeziehungen mit „Variable Interest Entities", die auch dann zu erfüllen sind, wenn diese Gesellschaften nicht konsolidiert werden.

Hannover Rück bedient sich seit Januar 1999 einer Zweckgesellschaft („Special Purpose Entity"), um ein festgelegtes Portefeuille von Lebensrückversicherungsverträgen zu retrozedieren. Die Rückversicherungsverträge umfassen die Zeichnungsjahre 1999 bis 2001.

Eine so genannte „Protected Cell" übernimmt unter Zahlung der entsprechenden Abschlusskosten an Hannover Rück vertraglich definierte fondsgebundene Lebensrückversicherungsportefeuilles und refinanziert sich über die internationalen Kapitalmärkte. Die Höhe des Refinanzierungsvolumens („Experience Account") zum 31. Dezember 2002 beträgt 194,2 Mio. EUR.

Diese Transaktion fällt unter den Gültigkeitsbereich von FIN 46. Hannover Rück prüft derzeit, ob die Transaktion variable Anteile gemäß FIN 46 begründet und ob eine Konzerngesellschaft der Hauptnutznießer ist und demzufolge eine Konsolidierungspflicht besteht.

Im Rahmen der Verbriefung („Portfolio-Linked Securitisation") bestimmter Rückversicherungsrisiken retrozediert die Hannover Rück seit November 1993 bzw. März 2002 Geschäft auf proportionaler Basis an verschiedene Versicherungsgesellschaften in Form von Special Purpose Entities, die sich über die internationalen Kapitalmärkte refinanzieren.

Das Haftungskapital dieser Zweckgesellschaften beträgt 276,0 Mio. EUR. Es ist vollständig besichert und repräsentiert insoweit kein Verlustrisiko für Hannover Rück. Bei den verbrieften Risiken handelt es sich um Naturkatastrophen (Hurrikane und Erdbeben in den USA, Stürme in Europa und Erdbebengefahren in Japan) sowie weltweites Luftfahrtgeschäft.

Nach derzeitiger Beurteilung ist Hannover Rück in keiner der Transaktionen Hauptnutznießer. Darüber hinaus ist das maximale, aus diesen Geschäftsbeziehungen resultierende Verlustrisiko nach gegenwärtigem Stand für den Konzern unwesentlich.

Derzeit wird das Ausmaß der Geschäftsbeziehungen mit anderen als den oben beschriebenen Zweckgesellschaften vor dem Hintergrund des Gültigkeitsbereichs von FIN 46 analysiert. Es besteht die begründete Vermutung, dass in der Periode der erstmaligen Anwendung von FIN 46 weitere Angaben zu diesen Transaktionen veröffentlicht werden müssen. Eine Konsolidierungspflicht besteht nach jetziger Beurteilung nicht. Nach jetzigem Stand ist der Gesamtumfang dieser Transaktionen und das daraus resultierende maximale Verlustrisiko für den Konzern unwesentlich.

5.2 Versicherungstechnische Aktiva und Passiva

Versicherungstechnische Aktiva

Die Anteile der Retrozessionäre an den versicherungstechnischen Rückstellungen basieren auf den vertraglichen Vereinbarungen der zu Grunde liegenden Rückversicherungsverträge.

SFAS 60 „Accounting and Reporting by Insurance Enterprises" verlangt die Aktivierung von Abschlusskosten als Vermögensgegenstände sowie deren Auflösung über die Gewinn- und Verlustrechnung proportional zu den verdienten Prämien.

Für die Schaden-Rückversicherung werden Abschlusskosten, die direkt mit dem Abschluss oder der Erneuerung von Verträgen im Zusammenhang stehen, für den unverdienten Teil der Prämien abgegrenzt. Für die Personen-Rückversicherung werden die aktivierten Abschlusskosten bei Lebens- und Rentenversicherungen mit laufender Prämienzahlung unter Berücksichtigung der Laufzeit der Verträge, der erwarteten Rückkäufe, der Stornoerwartungen und der erwarteten Zinserträge ermittelt. Für Rentenversicherungen gegen Einmalbeitrag beziehen sich diese Werte auf die erwartete Policenlaufzeit oder Rentenzahlungszeit.

Entwicklung der abgegrenzten Abschlusskosten

in TEUR	2002	2001
Anfangsbestand	1 196 459	714 427
Währungskursdifferenzen	-88 800	4 167
	1 107 659	718 594
Veränderungen	216 821	477 659
Währungskursdifferenzen zwischen Durchschnittskurs- und Endkursbewertung	-2 519	206
Endbestand	1 321 961	1 196 459

Versicherungstechnische Rückstellungen

Die Rückstellungen für noch nicht abgewickelte Versicherungsfälle bemessen sich grundsätzlich nach den Aufgaben der Zedenten. Zusätzlich werden Rückstellungen für nicht gemeldete, bereits eingetretene Schäden (IBNR-Reserven) gebildet. Die Summe der Rückstellungen entspricht dem „Grundsatz der bestmöglichen Schätzung" (Best Estimate) nach US GAAP. Dieser Schätzung liegen Erfahrungen der

Vergangenheit und Einschätzungen der zukünftigen Entwicklung zu Grunde. In einem Teilsegment der Finanz-Rückversicherung sind versicherungstechnische Rückstellungen mit Zinssätzen zwischen 3,0 % und 8,6 % abgezinst worden. Die Zinssätze bemessen sich nach den vertraglichen Vereinbarungen. Es handelt sich um Verträge, bei denen zwischen Abschluss und Ablaufzeitpunkt mindestens vier Jahre liegen. Das Abzinsungsvolumen beläuft sich auf 1.127,2 (1.370,4) Mio. EUR. Die diskontierten Rückstellungen belaufen sich Ende 2002 auf 4.314,9 (4.758,3) Mio. EUR.

Die Entwicklung der Rückstellung für noch nicht abgewickelte Versicherungsfälle ist in der folgenden Tabelle dargestellt. Beginnend mit der Bruttorückstellung wird nach Abzug der Anteile der Rückversicherer die Veränderung der Rückstellung im Berichtsjahr und im Vorjahr gezeigt.

in TEUR	2002	2001
Rückstellung zum 31.12. Vj. (brutto)	18 859 679	12 782 710
Rückstellung zum 31.12. Vj. (retro)	6 758 763	3 532 690
Rückstellung zum 31.12. Vj. (f. e. R.)	12 100 916	9 250 020
Effekte aus der Währungsumbewertung zum 01.01. Gj.	-1 418 010	264 825
Nettorückstellung zum 01.01. Gj.	10 682 906	9 514 845
Veränderung in Konsolidierungskreiszugängen/-abgängen	4 963	–
Aufwendungen für Versicherungsfälle (f. e. R.)		
Geschäftsjahr	4 267 103	4 813 028
Vorjahre	1 721 452	982 421
	5 988 555	5 795 449
davon ab:		
Schadenzahlungen (f. e. R.)		
Geschäftsjahr	744 315	617 209
Vorjahre	3 198 517	2 564 727
	3 942 832	3 181 936
Effekte aus der Währungsumbewertung auf die Währungskurse zum 31.12.Gj. (f. e. R.)	-76 837	-27 442
Rückstellung am 31.12. Gj. (f. e. R.)	12 656 755	12 100 916
Rückstellung am 31.12. Gj. (retro)	6 179 896	6 758 763
Rückstellung am 31.12. Gj. (brutto)	18 836 651	18 859 679

Deckungsrückstellungen werden nach den in den SFAS 60 festgelegten Grundsätzen gebildet. Die Reserven basieren auf dem Erkenntnisstand der Konzerngesellschaften für Sterblichkeiten, Zins und Storno.

Prämienüberträge ergeben sich aus der Abgrenzung der abgegebenen Rückversicherungsbeiträge. Sie orientieren sich an dem Zeitraum der Risikotragung und wurden nach den Aufgaben der Zedenten gestellt. In den Fällen, in denen keine Angaben vorlagen, wurden die Prämienüberträge nach geeigneten Methoden geschätzt. Prämien, die für Zeiträume nach dem Bilanzstichtag entrichtet sind, wurden erfolgswirksam abgegrenzt.

5.3 Verträge ohne versicherungstechnisches Risiko

Versicherungsverträge, die die Anforderungen des SFAS 113 (Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts) nicht erfüllen, haben wir identifiziert. Es handelt sich hierbei um Rückversicherungsverträge, bei denen der Risikotransfer zwischen dem Zedenten und dem Rückversicherer nur von untergeordneter Bedeutung ist. Diese Verträge wurden, mit Ausnahme der vertraglich vereinbarten, vom Zedenten zu zahlenden Gebühr, vollständig aus der versicherungstechnischen Rechnung eliminiert. Die Erfolgskomponenten wurden im sonstigen Ergebnis saldiert ausgewiesen. Die aus diesen Verträgen resultierenden Zahlungsströme wurden in der Kapitalflussrechnung unter der Finanzierungstätigkeit ausgewiesen. Der Ausweis versicherungstechnischer Bestandsgrößen erfolgt als Depotforderungen und -verbindlichkeiten aus Finanzierungsgeschäften, deren Marktwerte annähernd ihren Buchwerten entsprechen.

5.4 Geschäfts- und Firmenwert; Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände

Ende Juni 2001 hat das Financial Accounting Standards Board (FASB) die Bilanzierungsstandards SFAS 141 „Business Combinations" und SFAS 142 „Goodwill and Other Intangible Assets" verabschiedet. Die Hannover Rück wendet diese Regelungen seit dem 1. Januar 2002 an. Dementsprechend wurden planmäßige Abschreibungen auf den Geschäfts- oder Firmenwert nicht mehr vorgenommen. Die Geschäfts- oder Firmenwerte wurden im Rahmen eines zweistufigen Niederstwerttests („Impairment Test") auf ihre Werthaltigkeit untersucht.

Entwicklung des Geschäfts- und Firmenwerts

in TEUR	2002	2001
Anfangsbestand	263 258	266 066
Währungskursdifferenzen	-30 132	10 569
	233 126	276 635
Zugänge	1 945	–
Abschreibungen	1 188	13 377
Endbestand	233 883	263 258

Die Abschreibungen („Impairments") im Geschäftsjahr entfallen im Wesentlichen auf die in der Hannover Reinsurance Group Africa von der Lireas Holdings gehaltene Compass Insurance Holdings.

Darüber hinaus waren im Geschäftsjahr keine außerplanmäßigen Abschreibungen vorzunehmen.

Entwicklung des Barwerts künftiger Erträge erworbener Lebensrückversicherungsbestände (Present Value of Future Profits/PVFP)

in TEUR	2002	2001
Anfangsbestand	17 015	19 409
Abschreibungen	2 394	2 394
Endbestand	14 621	17 015

Die Abschreibungsdauer beträgt zwischen 5,5 und 15 Jahren.

5.5 Steuer und latente Steuer

Aktive und passive latente Steuern werden nach SFAS 109 für zu erwartende Steuerminderungen und für zu erwartende Steuermehrbelastungen nachfolgender Geschäftsjahre angesetzt, sofern sie aus unterschiedlichen Wertansätzen einzelner Bilanzposten resultieren. Grundsätzlich können sich diese Bewertungsunterschiede zwischen der nationalen Steuerbilanz und der nationalen Handelsbilanz, der konzerneinheitlich bewerteten Bilanz und der nationalen Handelsbilanz sowie aus steuerlichen Verlustvorträgen und so genannten Tax Credits ergeben. Latente Steuern basieren auf den aktuellen Steuersätzen. Falls sich die der Berechnung der latenten Steuern zu Grunde liegenden Steuersätze ändern, wird dies in dem Jahr berücksichtigt, in dem die Steuersatzänderung mit hinreichender Sicherheit gesetzlich festgelegt ist. Buchungen latenter Steuern auf Konzernebene erfolgen grundsätzlich unter Ansatz des Konzernsteuersatzes von 40 %.

in TEUR	2002	2001
Laufende Steuern		
Inland	28 759	6 665
Ausland	7 225	15 501
Latente Steuern		
Inland	201 037	41 970
Ausland	-105 824	-46 631
Gesamt	131 197	17 505

Latente Steuerforderungen und -verbindlichkeiten aller Konzerngesellschaften

in TEUR	2002	2001
Aktive latente Steuer		
Steuerliche Verlustvorträge	40 622	99 581
Schadenrückstellungen	98 624	180 975
Deckungsrückstellung	115 497	128 476
Sonstige Rückstellungen	102 075	75 001
Bewertungsunterschiede aus Kapitalanlagen	79 012	35 691
Sonstige Bewertungsunterschiede	31 530	-17 865
Gesamt	467 360	501 859
Passive latente Steuer		
Schadenrückstellungen	93 821	71 003
Deckungsrückstellung	66 919	50 044
Sonstige technische/nichttechnische Rückstellungen	1 715	12 485
Schwankungsrückstellung	442 713	394 893
Abgegrenzte Abschlusskosten	426 003	362 483
Bewertungsunterschiede aus Kapitalanlagen	131 802	85 975
Sonstige Bewertungsunterschiede	46 465	113 531
Gesamt	1 209 438	1 090 414
Latente Steuerverbindlichkeiten	742 078	588 555

In der nachfolgenden Tabelle wird der erwartete Steueraufwand zu dem in der Gewinn- und Verlustrechnung ausgewiesenen tatsächlichen Steueraufwand übergeleitet. Zur Berechnung des erwarteten Konzernsteueraufwands wird das Vorsteuerergebnis mit dem Konzernsteuersatz multipliziert. Dabei setzt sich der verwendete Konzernsteuersatz zusammen aus dem Körperschaftsteuersatz von 25 %, dem Solidaritätszuschlag von 5,5 % auf die Körperschaftsteuer sowie eines auf der Basis dieses effektiven Köperschaftsteuersatzes ermittelten Gewerbesteuersatzes von 13,625 %.

Überleitung vom erwarteten zum ausgewiesenen Steueraufwand

in TEUR	2002	2001
Ergebnis vor Einkommen- und Ertragsteuern	413 374	44 985
Erwarteter Steuersatz	40 %	38 %
Erwarteter Steueraufwand	165 350	17 094
Veränderung der latenten Steuersätze	8 523	1 605
Besteuerungsunterschiede bei den Auslandstöchtern	-54 072	-35 790
Andere	11 396	34 596
Ausgewiesener Steueraufwand	131 197	17 505

5.6 Mitarbeiter und Personalaufwendungen

Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.900 (Vj. 1.676) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 750 Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

Angaben zum Personal	Durchschnitt 2001	31.3.2002	30.6.2002	30.9.2002	31.12.2002	Durchschnitt 2002
Anzahl der Mitarbeiter (ohne Vorstandsmitglieder)	1 676	1 833	1 869	1 882	2 016	1 900

Nationalitäten der Mitarbeiter	USA	Deutschland	Sonstige	Südafrika	UK	Irland	Gesamt
Anzahl der Mitarbeiter	742	700	321	151	85	17	2 016

Personalaufwendungen

Die Aufwendungen für den Versicherungsbetrieb, die Schadenaufwendungen (Schadenregulierung) und die Aufwendungen für die Verwaltung der Kapitalanlagen beinhalten die folgenden Personalaufwendungen:

in TEUR	2002	2001
a) Löhne und Gehälter		
aa) Aufwendungen für den Versicherungsbetrieb	96 222	83 208
ab) Aufwendungen für die Verwaltung der Kapitalanlagen	9 225	6 334
	105 447	89 542
b) Soziale Abgaben und Aufwendungen für Unterstützung		
ba) Soziale Abgaben	11 356	10 120
bb) Aufwendungen für Altersversorgung	12 013	6 418
bc) Aufwendungen für Unterstützung	2 851	2 589
	26 220	19 127
Gesamt	131 667	108 669

5.7 Pensionsrückstellungen und ähnliche Verpflichtungen

Pensionszusagen entsprechen der Versorgungsordnung in der jeweils gültigen Fassung. Die Versorgungsordnung 1968 sieht eine Alters- und Invalidenrente sowie eine Witwen- und Waisenversorgung vor. Der Rentenanspruch ist dienstzeitabhängig; Ansprüche aus der gesetzlichen Rentenversicherung werden angerechnet. Das Versorgungswerk wurde zum 31. Januar 1981 für Neueintritte geschlossen.

Zum 1. April 1993 (für leitende Angestellte am 1. Juni 1993) ist die Versorgungsordnung 1993 in Kraft getreten. Nach dieser Versorgungsordnung werden Altersrente, Invalidenrente und Hinterbliebenengeld gewährt. Diese Regelung basiert auf der jährlichen Ermittlung von Versorgungsteilbeträgen, die mit 1 % bis zur Bemessungsgrenze in der gesetzlichen Rentenversicherung und mit 2,5 % oberhalb der Bemessungsgrenze des rentenfähigen Arbeitsverdienstes – in Abhängigkeit vom Gewinn des Unternehmens – mit 0,7 % bis 1 % bzw. 1,75 % bis 2,5 % ermittelt werden. Das Versorgungswerk endete zum 31. März 1999.

Seit 1997 besteht die Möglichkeit, Pensionszusagen durch Gehaltsverzicht zu erlangen. Die in den Rückstellungen für Pensionsanwartschaften enthaltenen arbeitnehmerfinanzierten Zusagen werden durch einen Versicherungsvertrag mit der HDI Lebensversicherung AG, Hamburg, rückgedeckt.

Zum 1. Juli 2000 ist für den gesamten Konzern die Versorgungsordnung 2000 in Kraft getreten, nach der neuen Mitarbeitern, die zum Kreis der Begünstigten zählen, eine indirekte Zusage der HDI Unterstützungskasse gewährt wird. Dieses Versorgungswerk sieht Leistungen der Alters- und Invalidenrente sowie Hinterbliebenengeld vor.

Mit Wirkung vom 1. Dezember 2002 besteht für die Mitarbeiter des Konzerns die Möglichkeit, durch Mitgliedschaft in der HDI Pensionskasse AG im Weg der Entgeltumwandlung zusätzliche Altersversorgung aufzubauen. Die Leistungen der HDI Pensionskasse AG werden für ihre Mitglieder und deren Hinterbliebene garantiert und umfassen die klassische Rentenversicherung auf Basis eines Bonussystems sowie die fondsorientierte Hybridrentenversicherung.

Neben diesen Versorgungsordnungen bestehen insbesondere für leitende Angestellte und Vorstandsmitglieder Einzelzusagen sowie Zusagen nach der Leistungsordnung des Bochumer Verbandes.

Darüber hinaus bestehen bei einigen Konzerngesellschaften pensionsähnliche Zusagen in Abhängigkeit von der Betriebszugehörigkeit. Der Geschäftsjahresaufwand für diese Zusagen beträgt 767,4 TEUR.

Pensionsrückstellungen werden gemäß SFAS 87 (Employers' Accounting for Pensions) nach der „Projected Unit Credit Method" gebildet. Grundlage der Bewertung ist die geschätzte zukünftige Gehaltsentwicklung der Pensionsberechtigten. Die Diskontierung der Leistungsansprüche erfolgt unter Ansatz des Kapitalmarktzinses für Wertpapiere bester Bonität.

Die Pensionsrückstellungen errechnen sich nach versicherungsmathematischen Grundsätzen und beruhen auf den vom Hannover Rück-Konzern gewährten Zusagen für Alters-, Invaliden- und Witwenrenten. Die Zusagen orientieren sich an der Dauer der Unternehmenszugehörigkeit und der Höhe des Gehalts. Der Berechnung der Pensionsrückstellungen liegen folgende Annahmen zu Grunde:

- Abzinsungsfaktor 5,75 % bis 7,25 %
- Erwarteter Gehalts- und Karrieretrend 2,9 % bis 5,5 %
- Erwartete langfristige Verzinsung des Fondsvermögens (US-amerikanische Pläne) 8,0 %
- Rentendynamik 4,5 % (alle drei Jahre)

Bei den Zusagen an inländische Mitarbeiter handelt es sich überwiegend um durch die Konzernunternehmen finanzierte Zusagen. Pensionsfonds bestehen nicht. Die passivierten Beträge werden unter den anderen Verbindlichkeiten ausgewiesen.

Pensionsrückstellungen gemäß SFAS 132

in TEUR	2002	2001
Veränderung des Anwartschaftsbarwerts		
Anwartschaftsbarwert zu Beginn des Berichtsjahrs	48 289	45 361
Währungskurseffekte	-895	245
Dienstzeitaufwand: im Geschäftsjahr verdiente Ansprüche	3 002	3 162
Zinsaufwand	2 853	2 731
Versicherungsmathematische Gewinne (+)/Verluste (-)	-2 182	1 633
Gehaltsumwandlungen Arbeitnehmer	326	379
Gezahlte Pensionen	-1 380	-1 143
Unternehmenszu- und abgänge sowie sonstige Bewegungen	-353	-813
Anwartschaftsbarwert am Ende des Berichtsjahrs	54 024	48 289
Zeitwert des Planvermögens		
Anfangsbestand	3 775	3 425
Währungskurseffekte	-578	187
Unternehmenszu- und abgänge sowie sonstige Bewegungen	-174	206
Ertrag auf Planvermögen	-166	-246
Arbeitgeberanteil	982	307
Gezahlte Rentenleistung	-97	-104
Endbestand	3 742	3 775
Finanzierungsstatus		
Unberücksichtigte Verpflichtungen	560	1 017
Noch nicht getilgte versicherungsmathematische Gewinne (+)/Verluste (-)	-1 015	403
Nicht amortisierter Dienstzeitaufwand für Vorjahre	1 215	303
	2 790	917
Pensionsrückstellungen insgesamt	47 492	43 597
Netto-Pensionsaufwendungen		
Dienstzeitaufwand		
Geschäftsjahr	3 002	3 162
Amortisation für Vorjahre	20	24
Zinsaufwand	2 853	2 731
Erwarteter Ertrag auf Planvermögen	-328	-543
Berücksichtigte versicherungsmathematische Verluste	11	–
Amortisation der Nettoverpflichtungen	457	457
Gesamt	6 015	5 831

5.8 Genussrechtskapital und Anleihen

Anleihen

Die Hannover Finance Inc., Wilmington, USA hat am 31. März 1999 eine variabel verzinsliche Anleihe über 400,0 Mio. USD mit einer Laufzeit von 30 Jahren begeben. Die Anleihe wird fällig am 31. März 2029. Sie kann frühestens am 31. März 2009 durch den Emittenten gekündigt werden.

Zur Absicherung des Zinsrisikos aus dieser Anleihe erwarb die Gesellschaft 1999 Zinsswaps in gleicher Höhe, die am 31. März 2009 auslaufen. Wirtschaftlich führt dies zu einer Festschreibung der Zinsbelastung bis zur ersten Kündigungsmöglichkeit der Anleihe. Die Zinsbelastung unter Berücksichtigung des Swaps beläuft sich bis zum 31. März 2009 auf 6,69 % p.a.

Um die Kapitalausstattung des Hannover Rück-Konzerns nachhaltig zu sichern, hat die Hannover Rück nachrangiges Fremdkapital begeben. Über die Hannover Finance (Luxembourg) S.A. als 100 %ige Tochter der Hannover Rück wurde eine nachrangige Schuldverschreibung am europäischen Kapitalmarkt platziert. Die Emission mit einer Laufzeit von 30 Jahren und einem vorzeitigen Kündigungsrecht der Emittentin nach 10 Jahren hat ein Volumen von 350 Mio. EUR und wird von der Hannover Rück abgesichert. Die Hannover Rück erhielt von der Hannover Finance ein Darlehen in Höhe von 100 Mio. EUR.

Genussrechtskapital

Die Hannover Rück und die E+S Rück haben am 2. November 1993 Genussrechtskapital in Höhe von 76,7 Mio. EUR bzw. 40,9 Mio. EUR begeben. Die Verzinsung beträgt 7,55 % bzw. 7,75 %. Die Rückzahlung erfolgt am 2. November 2004 zu 100 %.

Sofern die Zinsen bei Bedienung des Genussrechtskapitals zukünftig in Deutschland bei der Ermittlung des steuerpflichtigen Einkommens nicht mehr abzugsfähig sein sollten, besteht das Recht einer vorzeitigen Rückzahlung. Zinszahlungen und Rückzahlung der Nominalbeträge sind abhängig von den Ergebnissen der Gesellschaften. Im Insolvenzfall werden die Genussrechte vor den Kapitaleignern und nach den Forderungen der Gläubiger bedient.

Die Passivierung des Genussrechtskapitals erfolgte mit dem Rückzahlungsbetrag.

Sonstige finanzielle Rahmenbedingungen

Zur Absicherung möglicher künftiger Großschäden hat die Hannover Rückversicherungs-AG sich im Jahr 2000 einen neuen Kreditrahmen in Höhe von 250 Mio. EUR in Form eines Syndicated Loans einräumen lassen. Die Fazilität hat eine Laufzeit von fünf Jahren und wird im November 2005 fällig.

Die E+S Rück hat einen Kreditrahmen von 40 Mio. EUR, der auf halbjährlicher Basis verlängert wird und bei Bedarf in Anspruch genommen werden kann.

Zum Zweck der kurzfristigen Finanzmittelbeschaffung wurden mit der Landesbank Hessen-Thüringen Girozentrale zusätzliche, sowohl für Bar- als auch für Avalkreditfinanzierungen variabel nutzbare, bilaterale besicherte Kreditlinien in Höhe von 200,0 Mio. EUR sowie gleichartige unbesicherte Kreditlinien in Höhe von 70,0 Mio. EUR vereinbart.

5.9 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird entsprechend SFAS 130 (Reporting of Comprehensive Income) als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Die Hannover Rück hat am 15. Juli 2002 einen Aktiensplit im Verhältnis 1:3 durchgeführt. Das gezeichnete Kapital wurde durch Entnahme aus der Kapitalrücklage von 14.365 TEUR auf 97.164 TEUR erhöht. An die Stelle einer Stückaktie mit rechnerischem Anteil am Grundkapital von 3,00 EUR sind drei Stückaktien mit einem Anteil von 1,00 EUR getreten. Das Grundkapital ist eingeteilt in 97.163.928 auf den Namen lautende Stückaktien, die voll eingezahlt sind. Die neuen Aktien sind für das Geschäftsjahr in vollem Umfang dividendenberechtigt.

Weiterhin besteht ein bedingtes, genehmigtes Kapital bis zu 48,5 Mio. EUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen und der Ausgabe von Belegschaftsaktien in Höhe von 1,0 Mio. EUR und ist befristet bis zum 13. November 2007.

Entwicklung des Konzern-Eigenkapitals

2002 in TEUR	Anfangsbestand	Kapitalerhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Konzern-Eigenkapital	Minderheitsanteile	Konzern-Eigenkapital inkl. Minderheitsanteile
Gezeichnetes Kapital	82 799	14 365	–	–	97 164		
Kapitalrücklage	388 816	-14 365	–	–	374 451		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-42 921	–	-68 523	–	-111 444		
Eigene Anteile	–	–	–	–	–		
Gewinnrücklagen	1 243 334	–	–	–	1 243 334		
Jahresüberschuss	–	–	–	267 172	267 172		
Gezahlte Dividende	–	–	–	–	–		
Sonstige Veränderungen	–	–	–	-131 215	-131 215		
Gesamt	1 672 028	–	-68 523	135 957	1 739 462	400 426	2 139 888

2001 in TEUR	Anfangs-bestand	Kapital-erhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Konzern-Eigen-kapital	Minderheits-anteile	Konzern-Eigenkapital inkl. Minderheitsanteile
Gezeichnetes Kapital	75 493	7 306	–	–	82 799		
Kapitalrücklage	201 794	187 022	–	–	388 816		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	63 477	–	-106 398	–	-42 921		
Eigene Anteile	–	–	–	–	–		
Gewinnrücklagen	1 232 615	–	–	–	1 232 615		
Jahresüberschuss	–	–	–	11 084	11 084		
Gezahlte Dividende	–	–	–	-69 990	-69 990		
Sonstige Veränderungen	–	–	–	69 625	69 625		
Gesamt	1 573 379	194 328	-106 398	10 719	1 672 028	307 811	1 979 839

5.10 Übrige nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten nicht ergebniswirksamen Eigenkapitalveränderungen in Höhe von -38,4 Mio. EUR resultieren im Wesentlichen aus der Anwendung von SFAS 133 (Accounting for Derivative Instruments and Hedging Activities). Hintergrund sind hier die Marktwertveränderungen von Zinsswaps, die zur Absicherung von variabel verzinslichen Anleihen in einen Cash Flow-Hedge einbezogen werden.

5.11 Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherungs-AG vom 24. Mai 2002 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2003 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 31. Dezember 2002 nicht im Besitz eigener Aktien.

5.12 Ergebnis je Aktie

Das unter der Gewinn- und Verlustrechnung genannte unverwässerte Ergebnis je Aktie („Basic Earnings per Share") sowie das zum 31. Dezember 2002 gleichlautende verwässerte Ergebnis je Aktie („Fully Diluted Earnings per Share") berechnen sich auf Basis des Jahresergebnisses wie folgt:

	2002			2001		
	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)
Rechnerische Gesamtstückzahl voll eingezahlter Aktien		97 163 928			97 163 928	
Abzüglich eigene Anteile (gewichtet)		–			-5 709	
Ergebnis je Aktie (unverwässert)	267 172	97 163 928	2,75	11 084	97 158 219	0,11
Verwässerungseffekt durch Einzahlung ausstehender Einlagen		–			–	
Ergebnis je Aktie (voll verwässert)	267 172	97 163 928	2,75	11 084	97 158 219	0,11

Die rechnerische Gesamtstückzahl voll eingezahlter Aktien, der gewichtete durchschnittliche Bestand eigener Aktien und die gewichtete durchschnittliche Anzahl der Aktien waren für das Geschäftsjahr 2001 auf Grund des am 15. Juli 2002 durchgeführten Aktiensplits im Verhältnis 1:3 anzupassen. Daraus resultierte für das Vorjahr ein Ergebnis je Aktie in Höhe von 0,11 EUR.

Außerordentliche Ergebnisbestandteile, die bei der Berechnung gesondert hätten berücksichtigt werden müssen, lagen weder im Geschäftsjahr noch in der vorangegangenen Berichtsperiode vor.

5.13 Sonstige Aktiva und Passiva

Sonstige Vermögensgegenstände

in TEUR	2002	2001
Fällige Wertpapiere	8 565	18 614
Eigengenutzte Grundstücke und Gebäude	43 119	44 299
Sonstige Forderungen	22 079	18 761
Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände	14 621	17 015
Betriebs- und Geschäftsausstattung	21 986	24 042
Sonstige immaterielle Vermögensgegenstände	30 717	31 561
Fällige Zinsen und Mieten aus Kapitalanlagen	1 025	16 470
Steuerforderungen	56 584	41 107
Übrige	82 197	79 705
Gesamt	280 893	291 574

Andere Verbindlichkeiten

in TEUR	2002	2001
Pensionsrückstellung und ähnliche Rückstellungen	45 613	43 814
Verbindlichkeiten aus Derivaten	96 132	44 365
Zinsen	25 270	42 132
Dividendenverbindlichkeiten	722	–
Rechnungsabgrenzungsposten	17 055	21 378
Jahresabschlusskosten	4 807	3 688
Treuhandverbindlichkeiten	24 004	28 345
Darlehen	115 248	92 584
Zinsen auf Steuernachzahlungen	7 023	6 045
Aktienbezugsrechte	–	1 311
Verbindlichkeiten gegenüber Kreditinstituten	5 775	50 287
Übrige	138 891	126 724
Gesamt	480 540	460 673

5.14 Versicherungstechnische Gewinn- und Verlustrechnung

Nach SFAS 60 sind Versicherungsverträge in solche mit kurzer („Short-Duration Contracts") und langer Laufzeit („Long-Duration Contracts") zu unterteilen. Maßgebliche Kriterien hierfür sind u. a. die Ausgestaltung der Kündigungsmöglichkeiten durch den Versicherer, der Zeitraum des Risikoschutzes und der Umfang der mit dem Vertrag verbundenenen Serviceleistungen des Versicherers. Prämien aus Short-Duration Contracts sind über die Laufzeit des zu Grunde liegenden Vertrags ertragswirksam zu vereinnahmen, ggf. sind auf Folgejahre entfallende Prämienüberträge abzugrenzen. Abweichend davon sind die aus Long-Duration Contracts resultierenden Prämien zum Zeitpunkt ihrer Fälligkeit ertragswirksam zu vereinnahmen.

Bei den von uns gezeichneten Verträgen handelt es sich überwiegend um Short-Duration Contracts.

5.15 Übriges Ergebnis

in TEUR	2002	2001
Sonstige Erträge		
Währungskursgewinne	64 377	126 032
Sonstige Zinserträge	4 297	35 338
Erträge aus Dienstleistungen	13 346	14 569
Übrige Erträge	38 157	32 096
	120 177	208 035
Sonstige Aufwendungen		
Währungskursverluste	116 379	18 074
Sonstige Zinsaufwendungen	62 341	36 958
Abschreibungen	9 631	12 591
Aufwendungen für Dienstleistungen	18 206	9 310
Aufwendungen für das Unternehmen als Ganzes	16 698	15 965
Einzelwertberichtigungen	41 584	6 324
Abschreibung auf Geschäfts- und Firmenwert	1 188	13 377
Übrige Aufwendungen	468	53 662
	266 495	166 261
Gesamt	-146 318	41 774

6. Beziehungen zu nahe stehenden Personen

6.1 Transaktionen mit nahe stehenden Personen und Unternehmen

Nach SFAS 57 werden nahe stehende Personen oder Unternehmen als Mutter- und Tochterunternehmen und Töchter einer gemeinsamen Muttergesellschaft, juristische Personen oder Stiftungen unter Einfluss des Managements, wesentliche Eigentümer und das Management des Unternehmens selbst, enge Familienangehörige der Eigentümer und des Managements sowie assoziierte Unternehmen definiert.

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält mittelbar über die HDI Verwaltungs-Service AG sowie über die Erste HDI Beteiligungsgesellschaft mbH und die Zweite HDI Beteiligungsgesellschaft mbH über 75 % der Anteile an der Hannover Rück.

Die Hannover Rück-Gruppe bietet dem HDI-Konzern Rückversicherungsschutz. Insoweit besteht im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück zu konsolidierenden nahe stehenden Unternehmen im In- und Ausland. Dies beinhaltet sowohl übernommenes als auch abgegebenes Geschäft zu marktüblichen Konditionen.

Seit dem Geschäftsjahr 1997 wird bei allen Neuzeichnungen und Verlängerungen der deutsche Markt von der E+S Rück und der ausländische Markt von der Hannover Rück bearbeitet. Durch interne Retrozession bleibt die prozentuale Aufteilung des Geschäfts, die für die vorher bestehende Zeichnungsgemeinschaft galt, zwischen diesen Gesellschaften im Wesentlichen erhalten.

Die Hannover Rück hat im Berichtsjahr ihre Anteile an der Insurance Corporation of Hannover zum Buchwert auf die Hannover Finance Inc. übertragen. Durch den gleichzeitigen Kauf des Anteils an der Hannover Finance Inc. von der E+S Rück ist die Hannover Rück nun alleinige Anteilseignerin der Hannover Finance Inc. und damit der Clarendon Insurance Group. Hintergrund der Transaktion ist neben der Verschlankung der Teilkonzernstruktur die Restrukturierung des Programmgeschäfts in den USA.

Die E+S Rück führte im Geschäftsjahr eine Kapitalerhöhung in Höhe von 300,0 Mio. EUR durch. Der auf die Hannover Rück entfallende Anteil betrug 210,7 Mio. EUR. Darüber hinaus hat die Hannover Rück ausstehende Einlagen eingefordert und Aktien der E+S Rück im Wert von 25,0 Mio. EUR von Dritten erworben, die überwiegend an andere Aktionäre weiterveräußert wurden. Im November 2002 wurde die Hannover Rück Beteiligung Verwaltungs-GmbH durch Sacheinlage von der Hannover Rück als Alleingesellschafterin gegründet, die ihren Anteil an der E+S Rück in Höhe von 56,78 % zum Zeitwert einlegte. Der Geschäftszweck der Gesellschaft besteht im Halten, Erwerben und Veräußern von Beteiligungen an anderen Unternehmen gleicher oder ähnlicher Art.

Im November 2002 erhöhte die Hannover Re (Bermuda) Ltd. ihr Kapital um 250,0 Mio. EUR durch Einstellung des Betrags in die Kapitalrücklage.

Mit einem gezeichneten Kapital in Höhe von 1,0 Mio. EUR wurde im November 2002 die Oval Office Grundstücks GmbH gegründet, an der Hannover Rück 50 % der Anteile hält.

Die HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG wurde im Weg der steuerlichen Anwachsung auf die Hannover Rück im Januar 2002 aufgelöst. Dabei gingen sämtliche Vermögensgegenstände und Schulden auf die Hannover Rück über. Der Buchwert vor der Anwachsung betrug 11,4 Mio. EUR.

Die Hannover Re (Bermuda) Ltd. gewährte der Hannover Rück ein festverzinsliches Darlehen in Höhe von 200,0 Mio. EUR mit einer Laufzeit bis zum Jahr 2007.

Die HDI Asset Management GmbH verwaltet die Kapitalanlagen der Hannover Rück sowie einiger ihrer Töchter und erbringt in diesem Rahmen Dienstleistungen im Rahmen eines Funktionsausgliederungsvertrags sowie die Bereitstellung von EDV-Leistungen und Administration.

Der HDI-Konzern gewährt uns Versicherungsschutz u. a. in den Bereichen Betriebshaftpflicht-, Feuer-, Gruppenunfall- und Dienstreisekaskoversicherung. Von der HDI Rechtschutz Versicherung AG erhielten wir Deckung in der Sparte Rechtschutz.

Alle Geschäfte erfolgten zu marktüblichen Konditionen. Wir haben dies für die Hannover Rück und die E+S Rück in den jeweiligen Abhängigkeitsberichten dargestellt.

6.2 Vergütung und Aktienbesitz der Organe der Obergesellschaft und weitere Angaben bezüglich des Deutschen Corporate-Governance-Kodex

Die Gesamtbezüge des Vorstands betrugen im Berichtsjahr 2.993 TEUR, die des Aufsichtsrats 285 TEUR. Die Bezüge früherer Vorstandsmitglieder und deren Hinterbliebenen beliefen sich auf 772 TEUR, passiviert wurden 10.128 TEUR.

Die Gesamtbezüge der Vorstandsmitglieder beinhalten auch variable Komponenten in Höhe von 707 TEUR. Die variable Vergütung des Vorstands orientiert sich am Ergebnis des Geschäftsjahres sowie an der Wertsteigerung. Für die Messung der Wertsteigerung wird eine geeignete Bezugsgröße herangezogen (Aktienkurs der Hannover Rück im Vergleich zum ungewichteten „Reactions" Welt-Rückversicherungs-Index). Eine nachträgliche Änderung der Bezugsgrößen ist ausgeschlossen.

Transaktionen von Aktien, Optionen und Derivaten der Hannover Rückversicherungs-AG sowie der Mutterunternehmen durch Vorstands- und Aufsichtsratsmitglieder der Hannover Rück und deren Ehegatten bzw. Verwandte ersten Grades, die gemäß § 15a WpHG seit dem 1. Juli 2002 zu veröffentlichen sind, sind in der folgenden Tabelle aufgeführt:

Name	Art der Transaktion	Wertpapierart	Wertpapier-kennnummer	Datum der Transaktion	Stückzahl	Kurs
André Arrago	Kauf	Aktie	840221	16.9.2002	5 451	21,08
André Arrago	Kauf	Aktie	840221	16.9.2002	1 000	21,07
André Arrago	Kauf	Aktie	840221	16.9.2002	1 080	20,96
André Arrago	Kauf	Aktie	840221	18.9.2002	2 469	20,97
André Arrago	Kauf	Aktie	840221	1.10.2002	2 000	16,84

Mitglieder des Aufsichtsrats und des Vorstands der Hannover Rückversicherungs-AG sowie der Mutterunternehmen und deren Ehegatten bzw. Verwandte ersten Grades sind im Besitz von weniger als 1 % der ausgegebenen Aktien. Zum 31. Dezember 2002 betrug der Gesamtbesitz 0,034 % – das sind 33.008 Stück – der ausgegebenen Aktien. Der Gesamtbesitz an Aktienwert-Beteiligungsrechten der Vorstandsmitglieder aus dem virtuellen Aktienoptionsplan betrug zum Bilanzstichtag 0,92 % des Grundkapitals. Der Wert dieser Aktienwert-Beteiligungsrechte beträgt 895 TEUR. Weitere Informationen zur aktienorientierten Vergütung befinden sich im Kapitel 6.3 „Aktienorientierte Vergütung".

Die Vergütung des Aufsichtsrats enthält feste und variable Bestandteile, die sich an der gezahlten Dividende orientieren. Bei der Festlegung der Höhe der Vergütung der Aufsichtsratsmitglieder werden die Funktionen des Vorsitzenden, des stellvertretenden Vorsitzenden und die Mitgliedschaft in den Ausschüssen entsprechend berücksichtigt. Im Geschäftsjahr wurden vom Unternehmen keine Vergütungen für persönlich erbrachte Leistungen, z. B. für Beratungs- und Vermittlungsleistungen, an die Mitglieder des Aufsichtsrats gezahlt.

Organmitgliedern gewährte Hypothekendarlehen

in TEUR	Stand am 1.1.2002	Umbuchung	Tilgung	Stand am 31.12.2002	Zinssatz in %
Vorstand	121	–	29	92	5,5

Für Organmitglieder bestanden keine Haftungsverhältnisse. Die Organmitglieder werden namentlich auf den Seiten 5 bis 7 dieses Berichts genannt.

6.3 Aktienorientierte Vergütung

Die Hannover Rück hat mit Wirkung vom 1. Januar 2000 einen virtuellen Aktienoptionsplan aufgelegt. Vorstand und Mitarbeiter der weiteren zwei Führungsebenen können auf variable Vergütungsbestandteile verzichten und Aktienwert-Beteiligungsrechte erwerben. Die jährlich gewährte Anzahl dieser Rechte richtet sich nach den „Diluted Earnings Per Share" nach US GAAP. Weiteres Erfolgskriterium ist die Entwicklung des Kurses der Hannover Rück-Aktie im Vergleich zu einer Branchenbenchmark, wobei der ungewichtete Reactions Welt-Rückversicherungs-Index zu Grunde gelegt wird.

Für die Ermittlung der Basisanzahl der Aktienwert-Beteiligungsrechte wird ein Barwert von 20,00 EUR angenommen. Die Basisanzahl erhöht oder ermäßigt sich entsprechend der Über- oder Unter-Performance des Gewinns je Aktie. Die Basisanzahl wird um jeweils volle 0,10 EUR, um welche der Betrag des Gewinns je Aktie das Zielergebnis übersteigt, um 10 % erhöht bzw. für jeweils 0,20 EUR, um den der Betrag des Gewinns je Aktie hinter dem Zielergebnis zurückbleibt, um 10 % vermindert.

Als zweites Erfolgskriterium wird ermittelt, inwieweit der Börsenkurs der Hannover Rück-Aktie im Zuteilungsjahr die Entwicklung des Reactions Welt-Rückversicherungs-Index übersteigt bzw. unterschreitet. Für jeden vollen Prozentpunkt, den die Hannover Rück-Aktie den Vergleichsindex übersteigt, erhöht sich die Basisanzahl um 10 %, jedoch um maximal 400 % der Basiszahl, bzw. bei Unterschreitung ermäßigt sich die Basisanzahl um 5 %, maximal jedoch um 50 %.

Der konkrete Wert des Aktienwert-Beteiligungsrechts ergibt sich als Differenz aus dem aktuellen Börsenkurs der Hannover Rück-Aktie zum Zeitpunkt der Ausübung der Option und dem Aktienkurs zum Beginn des Zuteilungsjahrs. Dieser Wert ist bei Ausübung der Option auszuzahlen.

Die maximale Laufzeit beträgt 10 Jahre. Die Wartezeit für die erstmalige Ausübung des Optionsrechts beträgt zwei Jahre mit Ablauf des betreffenden Zuteilungsjahrs.

Nach Ablauf der Wartezeit sind maximal 40 % der zugeteilten Aktienwert-Beteiligungsrechte ausübbar. Für weitere 20 % beträgt die Wartezeit jeweils ein weiteres Jahr. Bei Nichtausübung der Option verfällt das Aktienwert-Beteiligungsrecht nach 10 Jahren.

Im Berichtsjahr wurden keine neuen Aktienwert-Beteiligungsrechte gewährt.

Die Bewertung der bestehenden Rechte erfolgt auf Basis des Black/Scholes-Optionspreismodells.

Zum 1. Januar 2002 befanden sich 1.138.005 Aktienwert-Beteiligungsrechte im Bestand; im Geschäftsjahr wurden 40.770 Rechte verwirkt. Der Bestand am Jahresende beläuft sich auf 1.097.235 Aktienwert-Beteiligungsrechte. Der durchschnittliche Ausübungspreis je Stück beträgt durchgängig 25,50 EUR. Die Angaben hinsichtlich der Stückzahlen und des Ausübungspreises basieren auf den Verhältnissen nach dem Aktiensplit vom 15. Juli 2002.

Den Berechnungen sind der Jahresschlusskurs der Hannover Rück-Aktie zum Stichtag 30. Dezember 2002 von 24,30 EUR, eine Volatilität von 48,5 %, eine Dividendenrendite von 2,88 % und ein risikofreier Anlagezinssatz von 4,26 % zu Grunde gelegt worden.

Auf dieser Basis ergibt sich für die Aktienwert-Beteiligungsrechte im Bestand zum 31. Dezember 2002 ein Rückstellungsbetrag in Höhe von 3.371 TEUR.

6.4 Hypotheken und Darlehen

An Mitarbeiter, die nicht Vorstand oder Aufsichtsrat angehören, wurden Hypotheken bzw. Grundschulddarlehen zur Finanzierung von Wohnungseigentum gegeben. Diese Darlehen sind alle grundpfandrechtlich an erster Stelle abgesichert. Forderungsausfälle lagen nicht vor und werden nicht erwartet.

7. Übrige Erläuterungen

7.1 Rechtsstreitigkeiten

Aus dem Erwerb der Lion Insurance Company, Trenton/USA durch die Hannover Finance Inc., Wilmington/USA, eine Tochtergesellschaft der Hannover Rück, besteht mit den früheren Eigentümern der Lion Insurance Company ein Rechtsstreit über die Freigabe eines treuhänderisch verwalteten Teils des damaligen Kaufpreises sowie über eine Verpflichtung zur Zahlung von weiteren Kaufpreisteilen und Vergütungsbestandteilen („Incentive Compensation") aus Geschäftsführungsverträgen.

Mit Ausnahme des vorgenannten Verfahrens bestanden im Berichtsjahr und am Bilanzstichtag – abgesehen von einzelnen außergerichtlichen Verfahren im Rahmen des üblichen Versicherungs- und Rückversicherungsgeschäfts – keine wesentlichen Rechtsstreitigkeiten.

7.2 Haftungsverhältnisse

Eine von der Hannover Finance Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine Garantie abgesichert.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 1.491,9 (1.403,6) Mio. EUR. Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Ein wesentlicher Erfolg des Jahres 2002 war die Platzierung einer unbesicherten und syndizierten Großkreditlinie für Letters of Credit. Der platzierte Betrag über die drei Mandated Lead Arranger Bayerische Hypo- und Vereinsbank AG, BNP Paribas, Dresdner Kleinwort Wasserstein lag mit einer Höhe von 1,725 Mrd. USD deutlich über dem angestrebten Volumen und sichert die insbesondere für das US-Geschäft erforderlichen Avalunterstützungen mit einer Laufzeit bis 31. Dezember 2006 nachhaltig ab.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 3.754,5 (3.314,4) Mio. EUR.

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 79,0 Mio. EUR seitens der E+S Rückversicherungs-AG sowie in Höhe von 144,3 Mio. EUR bei der Hannover Rück. Dabei handelt es sich im Wesentlichen um Private Equity Funds und Venture Capital-Gesellschaften in Form von Personengesellschaften. Nähere Informationen gibt Kapitel 4 „Akquisitionen/Neugründungen".

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen, die zum Bilanzstichtag auf 17,0 Mio. EUR geschätzt wurden.

7.3 Langfristige Verpflichtungen

Die Mitgliedschaft mehrerer Konzerngesellschaften beim Deutschen Luftpool, der Pharma-Rückversicherungsgemeinschaft sowie der Deutschen Kernreaktor-Versicherungsgemeinschaft führt zu einer Inanspruchnahme entsprechend der Beteiligungsquote, wenn ein anderes Poolmitglied ausfallen sollte.

7.4 Derivative Finanzinstrumente

Die Hannover Rück schließt weltweit in zahlreichen internationalen Währungen Rückversicherungsgeschäfte ab, wodurch der Konzern grundsätzlich Wechselkursschwankungen ausgesetzt ist.

Diese Währungsrisiken sowie Zins- und Marktpreisrisiken aus dem Einsatz von Finanzinstrumenten (z.B. Anlagen in variabel- und festverzinslichen Wertpapieren) steuert die Hannover Rück durch den Einsatz derivativer Finanzinstrumente. Derivative Finanzstrumente werden im Hannover Rück-Konzern ausschließlich zu Sicherungszwecken eingesetzt.

Die Marktwerte der Finanzinstrumente wurden auf der Basis der am Bilanzstichtag zur Verfügung stehenden Marktinformationen sowie der nachfolgend ausgestellten Bewertungsmethoden ermittelt. Soweit das Grundgeschäft und das Derivat nicht als Einheit bilanziert werden, findet der Ausweis des Derivats in der Bilanzposition „Handelsbestand" statt.

Fair-Value Hedges

Bei einem Fair-Value Hedge werden die Ergebnisse aus der Marktbewertung der Derivate und der dazu gehörenden Grundgeschäfte ergebniswirksam erfasst.

Cash-Flow Hedges

Bei einem Cash-Flow Hedge wird der hedge-effektive Teil der Marktwertveränderungen zunächst im Eigenkapital (kumulierte, nicht ergebniswirksame Eigenkapitalanteile) erfasst. Die Erfassung in der Gewinn- und Verlustrechnung erfolgt erst, wenn das zu Grunde liegende, abgesicherte Grundgeschäft ergebniswirksam geworden ist. Der hedge-ineffektive Teil der Marktwertveränderungen wird unmittelbar ergebniswirksam berücksichtigt. Darüber hinaus sind in Trägerkontrakte eingebettete Derivate separat zu bilanzieren.

Nominalbeträge gegliedert nach Produktart und Restlaufzeit

in TEUR	1 bis 5 Jahre	5 bis 10 Jahre	größer 10 Jahre	Gesamt
Zinsswaps	51 129	581 646	28 141	660 916
Währungsswaps	10 226	23 418	–	33 644

Derivate betreffende Engagements waren im Rahmen der gesamten Kapitalanlagen des Hannover Rück-Konzerns von geringer Bedeutung. Der Marktwert der zu Sicherungszwecken eingesetzten offenen Positionen beträgt -3,3 Mio. EUR.

Der Marktwert der Derivate für Fair-Value Hedges beträgt -3,7 Mio. EUR. Der Marktwert der bei Cash-Flow Hedges eingesetzten Derivate beträgt -69,6 Mio. EUR. Der Marktwert der als Handelsbestand ausgewiesenen Derivate beträgt -8,7 Mio. EUR.

Im Berichtsjahr wurde ein Kontrakt fällig; hieraus resultieren Abgangsverluste in Höhe von 1,7 Mio. EUR.

Zum Bilanzstichtag befanden sich weder Vorkäufe noch Devisentermingeschäfte im Bestand.

7.5 Ereignisse nach Ablauf des Geschäftsjahrs

Nach dem Bilanzstichtag sind keine Ereignisse eingetreten, die einen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

7.6 Mieten und Leasing

Angemietete Objekte

Zusammengefasste Leasingverbindlichkeiten

in TEUR	Ausgaben
2003	4 669
2004	4 364
2005	3 444
2006	2 078
2007	1 971
Nachfolgend	8 732

Operating Leasingverträge führten im Geschäftsjahr 2002 zu Ausgaben von 4.892 TEUR.

Mehrjährige Mietverhältnisse für Geschäftsräume bestehen bei der Insurance Corporation of Hannover und der Clarendon-Gruppe. Bei letzterer endet das zehnjährige Mietverhältnis am 31. August 2005. Die Mietraten sind für die Mietzeit fest vereinbart, wobei zu vertraglich festgelegten Zeitpunkten eine Anpassung an geänderte Marktkonditionen möglich ist.

Die Hannover Reinsurance Africa Ltd. hat im Berichtsjahr mit Wirkung vom Februar 2002 einen Sale-and-Lease-back-Vertrag über ein Grundstück und Geschäftsgebäude mit einer Laufzeit von acht Jahren abgeschlossen, der gemäß SFAS 13 als Operating Lease zu bilanzieren ist. Ein weiterer Mietvertrag mit einer Laufzeit bis zum 31. Oktober 2005 besteht für die Geschäftsräume der Compass Insurance Holdings Ltd.

Vermietete Objekte

Die Hannover Re Real Estate Holdings vermietet Grundvermögen in Florida; die Mietverträge haben eine Laufzeit von jeweils fünf bis sieben Jahren. Aus den unkündbaren Verträgen resultieren in den folgenden Jahren die nachfolgend aufgeführten Einnahmen:

in TEUR	Einnahmen
2003	13 026
2004	13 055
2005	12 386
2006	11 579
2007	10 224
Nachfolgend	26 963

Die Mieteinnahmen beliefen sich im Geschäftsjahr 2002 auf 23.027 TEUR.

7.7 Währungsumrechnung

Fremdwährungspositionen in den Gewinn- und Verlustrechnungen der Einzelgesellschaften werden zu Durchschnittskursen in die jeweilige Landeswährung umgerechnet. Die in Landeswährung aufgestellten Gewinn- und Verlustrechnungen dieser Einzelgesellschaften werden zu Durchschnittskursen in Euro umgerechnet und in den Konzernabschluss übernommen. Die Umrechnung der Fremdwährungspositionen in den Bilanzposten der Einzelgesellschaften sowie die Übernahme dieser Posten in den Konzernabschluss erfolgt zu den Devisenmittelkursen des Bilanzstichtags. Sich ergebende Differenzen zwischen Durchschnittskursen und Bilanzstichtagskursen führen für funktionale Währungen zur erfolgsneutralen Bildung eines gesonderten Postens im Eigenkapital. Für nicht funktionale Währungen werden diese Differenzen erfolgswirksam. Als funktionale Währungen sind die Währungen definiert, in denen Kapitalanlagen getätigt werden.

Wesentliche Umrechnungskurse

1 EUR entspricht:	Devisenmittelkurs zum Bilanzstichtag		Durchschnittskurs	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
AUD	1,8497	1,7332	1,7405	1,7364
CAD	1,6385	1,4102	1,4835	1,3858
GBP	0,6502	0,6088	0,6279	0,6199
MYR	3,9754	3,3549	3,5911	3,3982
SEK	9,1450	9,3300	9,1504	9,2572
USD	1,0415	0,8820	0,9453	0,8951
ZAR	8,9550	10,4200	9,8562	7,7383

Hannover, den 10. April 2003

Der Vorstand

Zeller　Dr. Becke　Gräber

Dr. Pickel　Arrago　Dr. König　Wallin

BESTÄTIGUNGSVERMERK
des Abschlussprüfers

Wir haben den Konzernabschluss, bestehend aus Konzernbilanz, Konzern-Gewinn- und Verlustrechnung, Konzernkapitalflussrechnung, Entwicklung des Konzern-Eigenkapitals und Konzernanhang, der Hannover Rückversicherungs-Aktiengesellschaft für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den US-amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles – US GAAP) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, die Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den US-amerikanischen Rechnungslegungsvorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den vom Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Hannover, den 10. April 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

BERICHT DES AUFSICHTSRATS
der Hannover Rück für den Hannover Rück-Konzern

Wir haben die Geschäftsführung der Hannover Rückversicherungs-AG, der Obergesellschaft des Hannover Rück-Konzerns, während des Jahres 2002 auf der Basis ausführlicher schriftlicher und mündlicher Berichterstattung des Vorstands regelmäßig überwacht. Der Aufsichtsrat trat insgesamt viermal zu mehrstündigen Sitzungen zusammen, um die anstehenden Beschlüsse zu fassen. Darüber hinaus wurden fünfmal im schriftlichen Verfahren Entscheidungen mit besonderer Eilbedürftigkeit getroffen. Der Ausschuss für Vorstandsangelegenheiten, ein Ausschuss im Sinne des § 107 Abs. 3 AktG, tagte dreimal. Des Weiteren ließen wir uns vom Vorstand quartalsweise gemäß § 90 AktG schriftlich über den Gang der Geschäfte und die Lage des Konzerns informieren. In diesen Berichten werden unter anderem die aktuellen Planzahlen zur Entwicklung der Prämien, die Belastungen durch Großschäden, die Entwicklung der Verwaltungskosten sowie die Themen Kapitalanlagen, Kapitalanlageerträge und die weltweite Personalentwicklung für den Konzern zeitnah dargestellt. Eine weitere wichtige Informationsquelle für den Aufsichtsrat stellten die Quartalsberichte mit den Quartalsabschlüssen und Kennzahlen für den Hannover Rück-Konzern dar. Der Aufsichtsratsvorsitzende wurde darüber hinaus vom Vorstandsvorsitzenden laufend über wichtige Entwicklungen und anstehende Entscheidungen unterrichtet. Insgesamt haben wir im Rahmen unserer gesetzlichen und satzungsgemäßen Zuständigkeit an den Entscheidungen des Vorstands mitgewirkt. Die Entwicklung der wesentlichen Tochter- und Beteiligungsgesellschaften war jederzeit in die Beratungen einbezogen.

Im Vordergrund der Beratungen des Aufsichtsrats in einem schwierigen wirtschaftlichen Umfeld standen Aspekte der Eigenkapitalausstattung sowie die Weiterentwicklung unserer Corporate Governance. Im Rahmen der Behandlung wichtiger Einzelvorhaben befasste sich der Aufsichtsrat unter anderem mit der Vorbereitung einer außerordentlichen Hauptversammlung, in der die Aktionäre den Vorstand ermächtigten, mit Zustimmung des Aufsichtsrats Schuldverschreibungen in Form von Options- und Wandelanleihen, Gewinnschuldverschreibungen und Genussrechten zu begeben. Die Schaffung eines bedingten und eines genehmigten Kapitals in Höhe von jeweils 48,5 Mio. EUR wurde in diesem Zusammenhang ebenfalls beschlossen. Ziel dieser Maßnahmen war es, die Kapitalausstattung der Gesellschaft bei Bedarf zügig und flexibel stärken zu können, um auf aktuelle Marktentwicklungen zeitnah reagieren zu können, die Wettbewerbssituation zu verbessern und die hervorragenden Ratings aufrecht zu erhalten.

Weiterhin beschäftigte sich der Aufsichtsrat auch mit Kapitalerhöhungen bei verschiedenen Tochtergesellschaften. Auf Grund zum Teil markanter Prämienzuwächse stimmte der Aufsichtsrat Kapitalerhöhungen bei der E+S Rückversicherungs-AG, der Hannover Re (Bermuda) Ltd. sowie der Hannover Life Reassurance (UK) Ltd. ebenso zu wie einer Erhöhung der Kapitalreserven bei der Hannover Finance (Luxembourg) S.A. Zur Bündelung der Aktivitäten im Geschäftsfeld Programmgeschäft in den USA wurden die US-Töchter der Hannover Rück, die in diesem Segment tätig sind, mit Zustimmung des Aufsichtsrats organisatorisch zusammengefasst. Zu diesem Zweck wurde die Insurance Corporation of Hannover in die Clarendon National Insurance Company, New Jersey/USA, eingebracht. Auch der Erwerb des 20-prozentigen Anteils der E+S Rückversicherungs-AG an der Hannover Finance Inc. (HFI), Delaware/USA durch die Hannover Rückversicherungs-AG wurde im Aufsichtsrat beraten und genehmigt. Daneben stimmte der Aufsichtsrat einer maßgeblichen Beteiligung der Hannover Rück an der neu gegründeten Special Risk Insurance and Reinsurance Company in Luxemburg zu. Weiterhin ließ sich der Aufsichtsrat über den aktuellen Stand der bedeutenden rechtshängigen Verfahren der Gruppengesellschaften informieren.

Mit Blick auf die Auswirkungen der Terroranschläge vom 11. September 2001 in den USA befasste sich der Aufsichtsrat auch intensiv mit dem Verlauf der Erneuerung in der Schaden-Rückversicherung und begleitete den Vorstand bei der Überarbeitung der strategischen Ziele und Grundsätze.

Große Aufmerksamkeit widmete der Aufsichtsrat erneut dem Thema Corporate Governance, das in zwei Sitzungen intensiv erörtert wurde. In der Aufsichtsratssitzung am 9. Dezember

2002 wurden die Corporate-Governance-Grundsätze verabschiedet. In diesem Zusammenhang gab sich der Aufsichtsrat eine Geschäftsordnung und richtete mit dem Bilanzausschuss seinen zweiten Ausschuss im Sinne des § 107 Abs. 3 AktG ein. Zum Jahresende wurde die Entsprechenserklärung nach § 161 AktG zur Beachtung des Corporate Governance-Kodex abgegeben. Den Empfehlungen des Kodex wird nur in einem Punkt nicht entsprochen. Einzelheiten zu diesem Themenkomplex entnehmen Sie bitte den Seiten 120 und 121 dieses Geschäftsberichts sowie den Veröffentlichungen der Gesellschaft im Internet.

Die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover, wurde – ohne gesetzlich dazu verpflichtet zu sein – beauftragt, den Konzernabschluss und den Lagebericht des Vorstands für den Hannover Rück-Konzern nach United States Generally Accepted Accounting Principles (US GAAP) zu prüfen. Die KPMG DTG erteilte den uneingeschränkten Bestätigungsvermerk. Der Bilanzausschuss hat Abschluss und Lagebericht in einer umfangreichen Sitzung unter Beteiligung der Wirtschaftsprüfer beraten. Der Prüfungsbericht wurde allen Aufsichtsratsmitgliedern ausgehändigt und im Rahmen der Bilanzaufsichtsratssitzung ausführlich unter Beteiligung der Wirtschaftsprüfer geprüft.

Der vom Vorstand erstellte Bericht über die Beziehungen der Gesellschaft zu verbundenen Unternehmen wurde gleichfalls von der KPMG DTG geprüft und mit dem folgenden uneingeschränkten Bestätigungsvermerk versehen:

„Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind;

2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war;

3. bei den im Bericht aufgeführten Maßnahmen keine Umstände für eine wesentlich andere Beurteilung als die durch den Vorstand sprechen."

Wir haben unsererseits sowohl den Bericht des Vorstands als auch den Bericht des Abschlussprüfers über die Beziehungen der Gesellschaft zu verbundenen Unternehmen geprüft. Beanstandungen haben sich nicht ergeben. Nach dem abschließenden Ergebnis unserer Prüfung erhoben wir gegen die Erklärung des Vorstands am Schluss des Berichts über die Beziehungen zu verbundenen Unternehmen keine Einwendungen.

Mit dem Tag der ordentlichen Hauptversammlung am 24. Mai 2002 schieden die Herren Dr. Horst Dietz und Dr. Erwin Möller als Vertreter der Anteilseigner sowie Frau Karola Böhme als Vertreterin der Arbeitnehmer aus diesem Gremium aus. Der Aufsichtsrat dankte ihnen für die langjährige, konstruktive Arbeit und würdigte ihren Beitrag zur Entwicklung der Gesellschaft und des Konzerns. Von der Hauptversammlung wurden die Herren Bengt Pihl und Herbert Haas neu in den Aufsichtsrat gewählt. Herr Haas hatte bis zum 31. Januar 2002 acht Jahre dem Vorstand der Gesellschaft angehört und ist mit Wirkung vom 1. Februar 2002 in den Vorstand des HDI V.a.G. gewechselt. Als Nachfolger von Frau Böhme wurde Herr Hans-Günter Siegerist als Vertreter der Arbeitnehmer in den Aufsichtsrat gewählt.

Mit Wirkung vom 1. Januar 2002 wurde Frau Dr. Elke König zum stellvertretenden Mitglied des Vorstands bestellt.

Hannover, den 11. April 2003

Für den Aufsichtsrat

Wolf-Dieter Baumgartl
Vorsitzender

CORPORATE-GOVERNANCE-Bericht

Gute und transparente Corporate Governance gewährleistet eine verantwortliche, auf Wertschöpfung ausgerichtete Leitung und Kontrolle des Unternehmens. Sie dient dem Ziel, das Vertrauen von gegenwärtigen und künftigen Aktionären, Geschäftspartnern, Kunden, Mitarbeitern sowie der Öffentlichkeit in das Unternehmen zu stärken und dauerhaft zu festigen. Diese Grundsätze gewannen bei der Beurteilung und Bewertung börsennotierter Unternehmen in den letzten Monaten beträchtlich an Bedeutung. Im Februar 2002 veröffentlichte eine von der Bundesregierung eingesetzte Regierungskommission den „Deutschen Corporate-Governance-Kodex". Im Kodex sind Verhaltensstandards für Aufsichtsräte und Vorstände, aber auch Informationspflichten gegenüber Aktionären und die Rolle von Abschlussprüfern praxisnah festgelegt. Er bezweckt nicht zuletzt, die Methoden und Verfahren, die in der Praxis bisher angewendet werden, zu vereinheitlichen und die in Deutschland bereits durch Gesetz geltenden Kodexregelungen transparent zu machen.

Die Hannover Rück unterstützt die Grundsätze einer wertorientierten und transparenten Unternehmensführung und -kontrolle und erkennt diese als Leitlinie ihrer Aktivitäten an. Das Ziel einer nachhaltigen Wertsteigerung für alle Aktionäre der Hannover Rück ist fest in unserer Unternehmensphilosophie verankert. Wesentliche Teile dieser nunmehr schriftlich fixierten Forderungen des Kodex sind in unserem Hause bereits seit langer Zeit gelebte Praxis. Dies betrifft zum Beispiel folgende Prinzipien:

- Alle Investoren werden gleichberechtigt informiert („Fair Disclosure")
- Es erfolgt eine aktuelle Informationsversorgung über das Internet sowie über Pressemitteilungen und Infobriefe
- Regelmäßige Analystenmeetings werden durchgeführt
- Tagesordnung und Abstimmungsergebnisse der Hauptversammlung sind im Internet abrufbar
- Die wertorientierte Unternehmensführung unter Berücksichtigung der Interessen aller Aktionäre ist fester Bestandteil unserer Unternehmensphilosophie
- Es existiert eine an der Wertsteigerung orientierte variable Vergütung des Vorstands (Aktienoptionsplan)
- Für die Messung der Wertsteigerung wird eine verlässliche Bezugsgröße herangezogen (Aktienkurs der Hannover Rück im Vergleich zum ungewichteten „Reactions"-Welt-Rückversicherungs-Index)
- Es wird eine international anerkannte Rechnungslegung verwendet (US GAAP)
- Quartalsberichte inklusive Segmentberichterstattung und Ergebnis je Aktie werden erstellt

Im Berichtsjahr haben wir unsere Investor-Relations-Aktivitäten, deren Maxime Transparenz und Verlässlichkeit ist, weiter intensiviert:

- Wir haben insgesamt sechs internationale Telefonkonferenzen für Analysten und Investoren veranstaltet mit einer Live-Videoübertragung unserer Präsentationen zur jeweiligen Telefonkonferenz
- Unsere Analystenkonferenzen sowie die Telefonkonferenzen werden aufgezeichnet und sind via Video-/Audiostreaming im Internet abrufbar
- Mehr als 30 Roadshows und Unternehmenskonferenzen wurden an verschiedenen internationalen Finanzplätzen durchgeführt

- Wir haben in rund 50 Besuchen mit internationalen Analysten und Investoren in Hannover Einzelgespräche geführt
- Es fanden zwei Analysten- und Investoren-Seminare statt, um dem Wunsch nach Zusatz- und detaillierter Hintergrundinformation gerecht zu werden

Vorstand und Aufsichtsrat der Hannover Rück haben im Dezember 2002 eigene Corporate-Governance-Grundsätze beschlossen. Die Hannover Rück hat sich hierbei entschlossen, die Empfehlungen und Anregungen aus diesem Kodex weitgehend in ihre eigenen Corporate-Governance-Grundsätze aufzunehmen. Wir haben damit ein präzises unternehmensspezifisches Regelwerk geschaffen, das das gesamte System einer verantwortungsvollen, auf Wertschöpfung ausgerichteten Unternehmensleitung und Unternehmenskontrolle umfasst.

In regelmäßigen Abständen werden unsere Corporate-Governance-Grundsätze überprüft und bei Bedarf angepasst. Dies geschieht vor dem Hintergrund unseres Selbstverständnisses, uns an international gültigen „Best Practice"-Standards sowie gesetzlichen Vorgaben zu orientieren. Die gesetzlich verpflichtende Darstellung der von der Hannover Rück gegenwärtig noch nicht umgesetzten Empfehlung des Deutschen Corporate-Governance-Kodex erfolgt in der nachstehenden Entsprechenserklärung:

Entsprechenserklärung nach § 161 AktG zur Beachtung des Deutschen Corporate-Governance-Kodex bei der Hannover Rückversicherungs-AG

Der „Deutsche Corporate-Governance-Kodex" (DCGK) wurde am 26. Februar 2002 veröffentlicht. Er stellt wesentliche gesetzliche Vorschriften zur Leitung und Überwachung deutscher börsennotierter Gesellschaften dar und enthält international wie auch national anerkannte Standards guter und verantwortungsvoller Unternehmensführung. § 161 Aktiengesetz (AktG) verpflichtet Vorstand und Aufsichtsrat einer börsennotierten Gesellschaft zu erklären, ob den Empfehlungen des Kodex entsprochen wird oder welche Empfehlungen des Kodex nicht angewendet werden („comply or explain"). Die Hannover Rück hat die Überlegungen der Regierungskommission „Deutscher Corporate-Governance-Kodex" von Beginn an im Interesse unserer Aktionäre und des Unternehmens unterstützt. Die Umsetzung der Empfehlungen durch die Hannover Rückversicherungs-AG weicht nur in einem Punkt vom Deutschen Corporate-Governance-Kodex ab. Der Konzernabschluss soll binnen 90 Tagen nach Geschäftsjahresende, die Zwischenberichte sollen binnen 45 Tagen nach Ende des Berichtszeitraums öffentlich zugänglich sein (Kodex Ziffer 7.1.2, Satz 2). Auf Grund der Besonderheiten des internationalen Rückversicherungsgeschäfts sowie den damit verbundenen aufsichtsrechtlichen Rahmenbedingungen liegen wir derzeit knapp über den empfohlenen Fristen; den gesetzlich zulässigen Rahmen schöpfen wir jedoch bei weitem nicht aus. Wir erwarten, dass durch die weitere Optimierung der mit der Berichterstellung verbundenen Prozesse ab 2004 eine Einhaltung der Fristen erreicht wird.

Allen übrigen Empfehlungen des Kodex wird entsprochen.

Hannover, den 11. April 2003

Für den Vorstand Für den Aufsichtsrat

STANDORTE
des Hannover Rück-Konzerns im Ausland

Australien

Hannover Life Re of Australasia Ltd
Level 7
70 Phillip Street
Sydney NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62

Managing Director:
Steve Willcock

Hannover Rückversicherungs-AG
Australian Branch – Chief Agency
The Re Centre
Level 21
Australia Square
264 George Street
G. P. O. Box 3973
Sydney NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33

Chief Agent:
Ross Littlewood

Bermuda

Hannover Re (Bermuda) Ltd.
50 Parliament Street, 2nd Floor
Hamilton, HM 12
Tel. +1/441/2 94 31 10/11
Fax +1/441/2 96 75 68

President & CEO:
Dr. Konrad Rentrup

China

Hannover Rückversicherungs-AG
Shanghai Representative Office
Suite 2711, Bank of China Tower
200 Yin Cheng Zhong Road
Pudong New Area
200120 Shanghai
Tel. +86/21/50 37 25 25
Fax +86/21/50 37 27 27

Chief Representative:
Xiaonan Zhang

Hannover Rückversicherungs-AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Tel. +852/25 19 32 08
Fax +852/25 88 11 36

General Manager:
David Laskey

Frankreich

Hannover Re
Gestion de Réassurance
France S.A.
7 rue Montalivet, 4th Floor,
75008 Paris

Leben
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98

General Manager:
Claude Vercasson

Nicht-Leben
Tel. +33/1/42 66 87 87
Fax +33/1/42 66 87 88

General Manager:
Jean-Jacques Menon

Großbritannien

Hannover Life Reassurance (UK) Limited
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

Managing Director:
David Brand

Hannover Services (UK) Ltd.
Büro London
2nd Floor
69-70 Mark Lane
London EC3R 7HJ
Tel. +44/20/74 80 73 00
Fax +44/20/74 81 38 45

Representative:
Harald Schenk

Büro Virginia Water
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

International Insurance Company
of Hannover Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 07 03
Fax +44/13 44/84 59 09

Managing Director:
Gonda Lauritzen

Irland

E+S Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 16
Fax +353/1/8 29 14 00

Managing Director:
Henning Ludolphs

Hannover Life Reassurance
(Ireland) Limited
No. 4 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 18
Fax +353/1/6 73 69 17

Managing Director:
Colin Rainier

Hannover Re Advanced
Solutions Limited
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 00
Fax +353/1/8 29 14 00

Managing Director:
Henning Ludolphs

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 15
Fax +353/1/8 29 14 00

Managing Director:
Henning Ludolphs

Italien

Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Mailand
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49

Amministratore Delegato:
Dr. Georg Pickel

Japan

Hannover Re Services Japan KK
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokio 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05

Managing Director:
Megumi Ugai

Kanada

Hannover Rückversicherungs-AG
Canadian Branch - Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/416/4 96 11 48
Fax +1/416/4 96 10 89

Chief Agent:
V. Lorraine Williams

Hannover Rückversicherungs-AG
Canadian Branch – Facultative Office
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/4 16/8 67 97 12
Fax +1/4 16/8 67 97 28

Manager:
Margaret Whiteley

Korea

Hannover Rückversicherungs-AG
Seoul Representative Office
German Office
Shintown Plaza Building
28-2 Hannam-dong
Yongsan-ku
Seoul 140-210
Tel. +82/2/37 80 46 16
Fax +82/2/37 80 46 08

Representative:
Pyung Won Kim

Malaysia

Hannover Rückversicherungs-AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21 64 51 22
Fax +60/3/21 64 61 29

General Manager:
Sathasivam Thava Rajah

Mauritius

Hannover Reinsurance Mauritius Ltd.
Suite 335, Barkly Wharf
Le Caudan Waterfront
Port Louis 00230
Tel. +2 30/2 12 31 65
+2 30/2 12 62 48
Fax +2 30/2 12 31 64

Managing Director:
Derrick Nicoll

Mexiko

Hannover Services (México) S.A. de C.V.
Av. Santa Fé No. 170
Col. Lomas de Santa Fé
German Centre
Oficina 7-4-10
C.P. 01210 México, D.F.
Tel. +52/55/91 40 08 00
Fax
Life Dept. +52/55/85 03 97 59
Treaty Dept. +52/55/85 03 97 60
Facultative Dept. +52/55/85 03 97 58

Managing Director:
Jaime Ernesto Cáceres

Schweden

Hannover Rückversicherungs-AG
Tyskland filial
Hantverkargatan 25
P. O. Box 22085
10422 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99

Managing Director:
Einar Östlund

International Insurance
Company of Hannover Ltd.
England filial
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. + 46/8/6 17 54 00
Fax + 46/8/6 17 55 99

Managing Director:
Einar Östlund

Spanien

HR Hannover Re
Correduría de Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/91/3 19 00 49
Fax +34/91/3 19 93 78

Director General:
Eduardo Molinari

Südafrika

Hannover Life Reassurance
Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32

Managing Director:
Gerd Obertopp

Hannover Reinsurance Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32
www.hannover-re.co.za

Managing Director:
Achim Klennert

Taiwan

Hannover Rückversicherungs-AG
Taipei Representative Office
Room A2, 12th Floor
296 Jen Ai Road, Section 4
Taipeh 10646, Taiwan R.O.C.
Tel. +886/2/27 01 10 96
Fax +886/2/27 04 81 17

Representative:
Ker-Kao Chow

USA

Clarendon Insurance Group, Inc.
1177 Avenue of the Americas,
45th Floor
New York, New York 10036
Tel. +1/212/8 05 97 00
Fax +1/212/8 05 98 00

President & CEO:
Dr. Detlef Steiner

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/407/6 49 84 11
Fax +1/407/6 49 83 22

President & CEO:
Peter R. Schaefer

Hannover Re Advanced Solutions*
US Representative Office
500 Park Blvd., 13th Floor, Suite 1350
Itasca, Illinois 60143
Tel. +1/630/3 27-99 10
Fax +1/630/7 73-99 37

Senior Vice President:
Reinhard Elers

Insurance Corporation of Hannover
Büro Los Angeles
333 South Hope St.
Suite 2400
Los Angeles, California 90071
Tel. +1/213/6 13 01 08
Fax +1/213/6 13 06 67

President & CEO:
John F. Sullivan

Büro Itasca
500 Park Blvd.
Suite 1425
Itasca, Illinois 60143
Tel. +1/800/7 73-99 80
Tel. +1/630/7 73-99 31
Fax +1/630/7 73-99 37

Senior Vice President:
Stephen Fitzpatrick

*Ab Juni 2003

GLOSSAR

Abschlusskosten (auch: Erwerbskosten), aktivierte: Kosten eines Versicherungsunternehmens, die beim Abschluss oder der Verlängerung eines Versicherungsvertrags (z. B. Abschlussprovisionen, Kosten der Antrags- oder Risikoprüfung, etc.) entstehen. Die Aktivierung führt zu einer Verteilung der Kosten über die Vertragslaufzeit.

Alternative Risikofinanzierung: Nutzung der Kapazität der Kapitalmärkte zur Abdeckung von Versicherungsrisiken, z. B. durch Verbriefung von Risiken aus Naturkatastrophen.

American Depositary Receipt (ADR): Von US-Banken ausgestellte handelbare Aktienzertifikate über dort hinterlegte ausländische Aktien. Anstelle der Aktien werden an den amerikanischen Börsen die ADRs gehandelt.

Anschaffungskosten, fortgeführte: Kaufpreis eines Wirtschaftsgutes einschließlich aller Neben- und Bezugskosten; bei abnutzbaren Wirtschaftsgütern vermindert um planmäßige und/oder außerplanmäßige Abschreibungen.

Aufwendungen für Versicherungsfälle für eigene Rechnung: Summe aus bezahlten Schäden und den Rückstellungen für Schadenereignisse, die im Geschäftsjahr eingetreten sind, ergänzt um das Ergebnis der Abwicklung der Rückstellungen für Schadenereignisse der Vorjahre, jeweils nach Abzug der eigenen Rückversicherungsabgaben.

Bancassurance: Sie wird verstanden als eine Partnerschaft zwischen einer Bank und einem Versicherungsunternehmen zum Zweck des Vertriebs von Versicherungsprodukten über die Filialen der Bankpartner. Die Bindung zwischen Versicherer und Bank ist häufig geprägt durch eine Kapitalbeteiligung oder eine langfristig wirkende strategische Kooperation beider Parteien.

Block-Assumption-Transaktion (BAT): Proportionaler Rückversicherungsvertrag auf das Lebens- oder Krankenversicherungsportefeuille eines Zedenten, mit dem dieser zukünftige Gewinne bereits vorzeitig realisieren kann, um damit auf effiziente Weise finanz- oder solvenzpolitische Zielvorstellungen sicherzustellen.

Bonität (auch: Kreditwürdigkeit): Fähigkeit eines Schuldners, seinen Zahlungsverpflichtungen nachzukommen.

Brutto/Retro/Netto: Bruttopositionen stellen die jeweilige Summe aus der Übernahme von Erst- oder Rückversicherungsverträgen dar, Retropositionen die jeweilige Summe der eigenen Rückversicherungsabgaben. Die Differenz bildet die jeweilige Nettoposition (Brutto - Retro = Netto, auch: für eigene Rechnung).

Corporate Governance: Sie dient der Realisierung einer verantwortlichen Führung und Überwachung von Unternehmen und zielt darauf ab, das Vertrauen von Anlegern, Kunden, Mitarbeitern und der Öffentlichkeit in Unternehmen zu fördern.

Critical Illness-Deckungen: Vgl. → Dread-Disease-Deckungen

Deckungsrückstellung: Nach mathematischen Methoden entwickelter Wert für zukünftige Verpflichtungen (Barwertsumme künftiger Verpflichtungen abzüglich der Barwertsumme künftig eingehender Prämien), vor allem in der Lebens- und Krankenversicherung.

Depotforderungen/Depotverbindlichkeiten: Sicherheitsleistungen zur Deckung von Versicherungsverbindlichkeiten zwischen Erst- und Rückversicherer. Das einbehaltende Unternehmen weist in diesem Fall eine Depotverbindlichkeit, das gewährende Unternehmen eine Depotforderung aus.

Derivate, derivative Finanzinstrumente: Hierzu zählen die aus Basisinstrumenten wie Aktien, festverzinslichen Wertpapieren und Devisen abgeleiteten Finanzprodukte, deren Preis u.a. anhand des jeweils zugrunde liegenden Wertpapiers oder sonstigen Referenzwerts festgestellt wird. Zu den Derivaten zählen insbesondere Swaps, Optionen und Futures.

Diskontierung der Schadenrückstellungen: Bestimmung des Barwerts zukünftiger Zahlungen durch Multiplikation mit dem zugehörigen Abzinsungsfaktor. Bei Schadenrückstellungen ist dies auf Grund der für deutsche Aktiengesellschaften geltenden neuen steuerlichen Gewinnermittlungsmethoden erforderlich.

Diversifikation (auch: Diversifizierung): Ausrichtung der Geschäftspolitik auf verschiedene Leistungsprogramme, um Auswirkungen von Konjunkturschwankungen zu mindern und das Ergebnis zu stabilisieren. Die Diversifikation ist ein Instrument der Wachstums- und Risikopolitik des Unternehmens.

Diversifizierung: Vgl. → Diversifikation

Dread Disease-Deckungen (auch: Critical Illness-Deckungen): Personenzusatzversicherungen, auf deren Basis im Fall vorher definierter schwerer Krankheiten Teile der Versicherungssumme ausgezahlt werden, die sonst erst bei Eintritt des Todesfalls fällig würden.

Due Diligence: Zumeist im Rahmen einer Kapitalmarkttransaktion oder bei Fusionen und Unternehmensakquisitionen durchgeführte Maßnahme, die u. a. die Überprüfung der finanziellen und steuerlichen Situation beinhaltet.

Ergebnis je Aktie (auch: Gewinn je Aktie), verwässert: Kennziffer, die sich aus der Division des Konzernjahresüberschusses durch die durchschnittliche Anzahl im Umlauf befindlicher Aktien errechnet. Das verwässerte Ergebnis je Aktie bezieht ausgeübte oder noch zur Ausübung stehende Bezugsrechte in die Aktienanzahl mit ein.

Erstversicherer: Gesellschaft, die Risiken gegen eine Versicherungsprämie übernimmt und in einem direkten Vertragsverhältnis zum Versicherungsnehmer (Privatperson, Unternehmen, Organisation) steht.

Erwerbskosten, aktivierte: Vgl. → Abschlusskosten, aktivierte

Exponierung: Gefährdungsgrad eines Risikos oder Risikobestands; Grundlage für die Prämienermittlung in der Rückversicherung.

Fair Value: Preis, zu dem ein Finanzinstrument zwischen zwei Parteien frei gehandelt würde.

Fakultative Rückversicherung: Beteiligung des Rückversicherers an einem bestimmten, vom Erstversicherer übernommenen Einzelrisiko. Steht im Gegensatz zur → obligatorischen (auch: Vertrags-)Rückversicherung.

Financial Accounting Standards Board (FASB): Gremium in den USA, das mit der Festlegung und Verbesserung von Standards zur Rechnungslegung und zum Berichtswesen beauftragt ist.

Financial Accounting Standards (FAS): Vgl. → Statement of Financial Accounting Standards (SFAS)

Finanz-Rückversicherung: Rückversicherung mit einem begrenzten Gewinn- und Verlustpotenzial. In erster Linie wird der Risikoausgleich über die Zeit angestrebt. Dieser wirkt bilanzstabilisierend für die → Zedenten.

Free Float: Vgl. → Streubesitz

Geschäfts- oder Firmenwert: Unterschiedsbetrag, um den der Kaufpreis einer Konzerngesellschaft deren anteiliges Eigenkapital nach Auflösung der dem Käufer zuzuordnenden stillen Reserven zum Kaufzeitpunkt übersteigt.

Gewinn je Aktie: Vgl. → Ergebnis je Aktie

Großschaden: Schaden, der auf Grund seiner Höhe eine besondere Bedeutung für den Erst- bzw. Rückversicherer hat und gemäß einer festgelegten Schadenhöhe oder anderer Kriterien als Großschaden definiert wird.

Hybrid-Kapital: Anleihestruktur, die auf Grund ihrer Nachrangigkeit eigenkapitalähnlichen Charakter hat.

IBNR (Incurred but not reported): Vgl. → Spätschadenrückstellung

Impairment: Außerplanmäßige Abschreibung, die vorgenommen wird, wenn der Barwert der geschätzten, zukünftigen Kapitalflüsse eines Vermögensgegenstandes kleiner ist als dessen Buchwert.

International Securities Identification Number (ISIN): Zehnstellige Ziffer, die ein Wertpapier international identifiziert. Sie beginnt mit einem Länderkürzel, das das Heimatland des Unternehmens angibt, z. B. DE = Deutschland.

Investment-Grade: Investment-Grade-Ratings werden an Unternehmen vergeben bzw. Anleihen zugeordnet, die ein geringes Risikoprofil aufweisen. Im Gegensatz dazu weisen Non-Investment-Grade-Ratings definitionsgemäß spekulative Elemente auf, so dass das Risiko deutlich höher ist.

Kapitalflussrechnung: Rechnung über die Herkunft und Verwendung von Zahlungsmitteln während der Abrechnungsperiode. Sie zeigt die Veränderung der Vermögens- und Kapitalbestände getrennt nach den Bereichen „laufende Geschäftstätigkeit", „Investitionstätigkeit" und „Finanzierungstätigkeit".

Konfidenzniveau (auch: Wahrscheinlichkeitsniveau): Das Konfidenzniveau definiert die Wahrscheinlichkeit, mit der der festgelegte Risikobetrag nicht überschritten wird.

Kongruente Währungsbedeckung: Bedeckung der versicherungstechnischen Verbindlichkeiten in fremder Währung mit entsprechenden Kapitalanlagen derselben Währung, um Wechselkursrisiken zu vermeiden.

Kostenquote: Aufwendungen für den Versicherungsbetrieb im Verhältnis zu den verdienten (Brutto- oder Netto-) Prämien.

Kreditwürdigkeit: Vgl. → Bonität

Kumulschaden: Summe von mehreren einzelnen, bei unterschiedlichen Versicherungsnehmern eingetretenen Schäden, die durch das gleiche Schadenereignis (z. B. Sturm, Erdbeben) verursacht wurden. Führt dann zu einer erhöhten Belastung des Erst- oder Rückversicherers, wenn mehrere betroffene Versicherungsnehmer bei ihm versichert sind.

Kurs-Gewinn-Verhältnis (KGV): Verhältnis des Kurses einer Aktie zu dem auf diese Aktie anteilig entfallenden Jahresüberschuss.

LOC (Letter of Credit): Bankbürgschaft; die Bank ist auf Anforderung des Bürgschaftsempfängers zur Leistung an selbigen bis zu der Höhe der im LOC genannten Summe verpflichtet. Beispielsweise in den USA eine übliche Form der Sicherheitsleistung im Rückversicherungsgeschäft.

Mark-to-Market-Bewertung: Bewertung von Finanzinstrumenten zum Marktwert bzw. zum → Fair Value.

Netto: Vgl. → Brutto/Retro/Netto

Nettoportefeuillewert: Barwert der erwarteten zukünftigen Erträge aus bereits abgeschlossenem Geschäft im Selbstbehalt, diskontiert mit einem währungsabhängigen Risikozinssatz. Er wird auf Basis jeweiliger lokaler Rechnungslegung berechnet.

Nichtproportionale Rückversicherung: Rückversicherungsvertrag, bei dem der Rückversicherer den einen bestimmten Betrag (→ Priorität) übersteigenden Schadenaufwand zu tragen hat. Steht im Gegensatz zur → proportionalen Rückversicherung.

Obligatorische Rückversicherung (auch: Vertragsrückversicherung): Rückversicherungsvertrag, bei dem sich der Rückversicherer an einem gesamten, genau definierten Versicherungsbestand eines → Zedenten beteiligt. Steht im Gegensatz zur → fakultativen Rückversicherung.

Personen-(Rück-)versicherung: Zusammenfassung von Sparten, die die Versicherung von Personen zum Gegenstand haben, also Lebens-, Renten-, Kranken- und Unfallversicherungen.

Portefeuille: a) Alle von einem Erst- oder Rückversicherer in einem definierten Teilsegment (z. B. Sparte, Land) oder insgesamt übernommenen Risiken; b) Nach bestimmten Kriterien gegliederte Gruppe von Kapitalanlagen.

Prämie: Vereinbartes Entgelt für die vom Versicherungsunternehmen übernommenen Risiken. Die gebuchten (auch: verrechneten) Prämien (auch: Beiträge) sind im Gegensatz zu den verdienten Prämien (auch: Beiträge) zeitlich nicht abgegrenzt.

Present value of future profits (PVFP): Immaterieller Vermögensgegenstand, der insbesondere beim Erwerb von Lebens- und Krankenversicherungsunternehmen bzw. einzelnen Versicherungsbeständen entsteht. Der Barwert der erwarteten zukünftigen Erträge aus dem übenommenen Versicherungsbestand wird aktiviert und planmäßig abgeschrieben.

Priorität: Im Rahmen von → nichtproportionalen Rückversicherungsverträgen festgelegter Schadenbetrag eines Erstversicherers, bei dessen Überschreitung der Rückversicherer leistungspflichtig wird. Die Priorität kann sich auf einen Einzelschaden, einen → Kumulschaden oder die Summe der gesamten Jahresschäden beziehen.

Programmgeschäft: Im amerikanischen Erstversicherungsmarkt fest etabliertes Geschäftsmodell. Es wird von Erstversicherern (Programmversicherern) in engster Zusammenarbeit mit hoch spezialisierten Zeichnungsagenturen (Managing General Agents, MGAs) betrieben. Gegenstand sind eng definierte, homogene Erstversicherungsportefeuilles (Programme), wobei es sich typischerweise um Nischen- und Nichtstandardgeschäft, also um bei Standardversicherern nicht oder nur schwer platzierbare Risiken, handelt. Die üblichen Funktionen des Erstversicherers wie Vertrieb, Vertragsabschluss, Policierung, Inkasso, Policenverwaltung und Schadenabwicklung werden von den MGAs bzw. sonstigen externen Dienstleistern übernommen.

Proportionale Rückversicherung: Rückversicherungsverträge, auf deren Basis Anteile eines Risikos oder → Portefeuilles zu den Konditionen des Erstversicherers in Rückversicherung gegeben werden. → Prämien sowie Schäden werden anteilsmäßig in einem proportionalen Verhältnis geteilt. Steht im Gegensatz zur → nichtproportionalen Rückversicherung.

Rate: Prozentsatz (in der Regel vom Prämienvolumen) des rückversicherten Portefeuilles, der bei einer → nichtproportionalen Rückversicherung als Rückversicherungsprämie an den Rückversicherer zu zahlen ist.

Rating: Ein Rating ist die systematische Einschätzung von Unternehmen hinsichtlich ihrer → Bonität bzw. der Bonität von Emittenten bezüglich einer bestimmten Anleihe durch eine Ratingagentur oder Bank.

Reservequote: Verhältnis der versicherungstechnischen (Brutto- oder Netto-) Reserven zu den (Brutto- oder Netto-) Prämien.

Retro: Vgl. → Brutto/Retro/Netto

Retrozession: Abgabe von Risiken oder Anteilen an Risiken, die in Rückdeckung übernommen worden sind. Die Abgabe erfolgt an andere Rückversicherer gegen eine anteilige oder gesondert kalkulierte Prämie.

Risiko, versichertes: Unter Risiko versteht man die Gefahr, die zum Eintritt eines Schadens führen kann. Das versicherte Risiko ist Gegenstand des Versicherungsvertrags.

Rückstellung: Passivposten am Bilanzstichtag zur Erfüllung von Verbindlichkeiten, die dem Grunde nach bestehen, wobei die Höhe und/oder der Zeitpunkt der Fälligkeit noch nicht bekannt ist. Versicherungstechnisch z. B. für bereits eingetretene, jedoch noch nicht oder nur teilweise regulierte Versicherungsfälle (= Rückstellung für noch nicht abgewickelte Versicherungsfälle, kurz: Schadenrückstellung).

Rückversicherer: Gesellschaft, die gegen eine vereinbarte Prämie Risiken bzw. Portefeuillesegmente von einem → Erstversicherer oder einem anderen Rückversicherer übernimmt.

Schadenexzedentenvertrag: Vgl. → Nichtproportionale Rückversicherung

Schaden-/Kostenquote, kombinierte: Summe der Schaden- und Kostenquote

Schadenquote: Verhältnis der Schadenaufwendungen im → Selbstbehalt zu den verdienten (Brutto- oder Netto-) Prämien.

Schaden-(Rück-)versicherung: Zusammenfassung aller Sparten, bei denen im Versicherungsfall nicht eine fest vereinbarte Versicherungssumme (wie z. B. in der Lebens- und Unfallversicherung) bezahlt, sondern lediglich der entstandene Schaden ersetzt wird. Dieses Prinzip hat Gültigkeit in allen Sparten der Sach- und Haftpflichtversicherung.

Segmentberichterstattung: Darstellung von Vermögens- und Ertragsinformationen, untergliedert nach zweckmäßigen Kriterien, wie Geschäftsbereichen und Regionen.

Selbstbehalt: Der Teil der übernommenen Risiken, den der (Rück-)Versicherer nicht in Rückdeckung gibt, also → netto ausweist. (Selbstbehaltsquote: Prozentualer Anteil des Selbstbehalts an den gebuchten Bruttoprämien.)

Sonstige Wertpapiere, gehalten bis zur Endfälligkeit: Wertpapiere, die in Daueranlageabsicht grundsätzlich bis zur Endfälligkeit gehalten werden. Sie sind zu fortgeführten Anschaffungskosten bilanziert.

Sonstige Wertpapiere, Handelsbestand: Wertpapiere, die ausschließlich für kurzfristige Handelszwecke gehalten werden. Sie sind mit dem Marktwert am Bilanzstichtag bilanziert.

Sonstige Wertpapiere, jederzeit veräußerbar: Wertpapiere ohne klare Zuordnung zum Handels- bzw. Endfälligkeitsbestand; diese jederzeit veräußerbaren Wertpapiere werden mit dem Marktwert am Bilanzstichtag angesetzt. Marktwertveränderungen berühren nicht die Gewinn- und Verlustrechnung.

Spätschadenrückstellung (auch: IBNR – Incurred but not reported): Rückstellung bereits eingetretene, aber noch nicht gemeldete Schäden.

Statement of Financial Accounting Standards, SFAS (auch: Financial Accounting Standards, FAS): Die vom Financial Accounting Standards Board herausgegebenen Standards zur Rechnungslegung und zum Berichtswesen.

Stochastic Banking: Die zielgerichtete finanzielle Unterstützung von Erstversicherern über einen Rückversicherungsvertrag, bei dem sich der Rückversicherer an den Originalkosten eines Versicherungsportefeuilles beteiligt und dafür als Gegenleistung einen Anteil an den zukünftigen Erträgen dieses Portefeuilles erhält. Diese Methodik wird vorwiegend bei langfristigen Produkten der Personensparten verwendet, wie der Lebens-, Renten- und Unfallversicherung.

Streubesitz (auch: Free Float): Der Streubesitz bezeichnet den Teil des Aktienkapitals, der von Aktionären mit einem geringen Aktienanteil gehalten wird, sowohl absolut als auch relativ gesehen.

Survival Ratio: Sie spiegelt das Verhältnis von Schadenreserven zu bezahlten Schäden eines Vertrages oder mehrerer Verträge in einem Bilanzjahr wider.

Thesaurierung: Nichtausschüttung der Gewinne einer Unternehmung, mit der Folge einer gegenüber ausgeschütteten Gewinnen unterschiedlichen steuerlichen Behandlung.

US GAAP (United States Generally Accepted Accounting Principles): International anerkannte US-Rechnungslegungsvorschriften. Nicht alle Vorschriften, die in ihrer Summe die US GAAP darstellen, sind kodifiziert. Es zählen dazu neben schriftlich fixierten Statements z. B. auch übliche Bilanzierungspraktiken einzelner Branchen.

Variable Interest Entity: Nicht an eine bestimmte Rechtsform gebundene rechtliche Struktur mit spezifischen Merkmalen, deren Zweck in der Ausführung definierter Aktivitäten bzw. dem Halten von Vermögenswerten besteht.

Verbriefungsinstrumente: Innovative Instrumente zur Übertragung von Rückversicherungsgeschäft in die Kapitalmärkte mit dem Ziel einer Refinanzierung oder Platzierung von Versicherungsrisiken.

Versicherter Schaden: Gibt den Gesamtbetrag der von der Versicherungswirtschaft insgesamt (Erst- und Rückversicherer) gedeckten Schäden wieder.

Versicherungstechnisches Ergebnis: Saldo aus Erträgen und Aufwendungen, die dem Versicherungsgeschäft zugeordnet und in der versicherungstechnischen Gewinn- und Verlustrechnung ausgewiesen werden.

Vertragsrückversicherung: Vgl. → Obligatorische Rückversicherung

Volatilität: Schwankungsmaß der Variabilität von Wertpapierkursen, Zinssätzen und Devisen. Allgemein üblich ist die Messung der Volatilität eines Wertpapierkurses durch die Berechnung der Standardabweichungen relativer Kursdifferenzen.

Volkswirtschaftlicher Schaden: Gesamter, auf Grund eines Schadenereignisses für die betroffene Volkswirtschaft eingetretener Wertverlust. Der volkswirtschaftliche Schaden ist vom versicherten Schaden zu unterscheiden.

Wahrscheinlichkeitsniveau: Vgl. → Konfidenzniveau

Zedent: Erst- oder Rückversicherer, der Anteile der von ihm versicherten oder rückversicherten Risiken gegen eine Prämie an einen Rückversicherer abgibt (zediert).

Zession: Abtretung eines Risikos durch den Erstversicherer an den Rückversicherer.

Hannover
Rückversicherungs-AG
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30625 Hannover

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info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Dr. Lutz Köhler

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
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Investor Relations

Gabriele Bödeker

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gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

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